      FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 15, 1999

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                              PARADYNE CORPORATION
             (Exact name of registrant as specified in its charter)

           DELAWARE                              3670                           52-0891723
 (State or other jurisdiction of     (Primary Standard Industrial            (I.R.S. Employer
  incorporation or organization)      Classification Code Number)         Identification Number)

                             ---------------------
                            8545 126TH AVENUE NORTH
                              LARGO, FLORIDA 33773
                                 (727) 530-2000
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                             ---------------------
                               JAMES L. SLATTERY
    SENIOR VICE PRESIDENT, CHIEF LEGAL AND INTELLECTUAL PROPERTY OFFICER AND
                              CORPORATE SECRETARY
                              PARADYNE CORPORATION
                            8545 126TH AVENUE NORTH
                              LARGO, FLORIDA 33773
                                 (727) 530-2000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                   COPIES TO:

          KENNETH L. GUERNSEY                            BRYAN E. DAVIS
        SUZANNE SAWOCHKA HOOPER                          ADAM V. BATTANI
           LAURA A. BEREZIN                              ASHLEY E. HUFFT
             PAUL D. HUIE                               ALSTON & BIRD LLP
          COOLEY GODWARD LLP                           ONE ATLANTIC CENTER
         FIVE PALO ALTO SQUARE                     1201 WEST PEACHTREE STREET
          3000 EL CAMINO REAL                        ATLANTA, GA 30309-3424
          PALO ALTO, CA 94306                            (404) 881-7000
            (650) 843-5000

                             ---------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement
                             ---------------------
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) of the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ---------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ---------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [ ] ---------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
      TITLE OF SECURITIES            PROPOSED MAXIMUM AGGREGATE
        TO BE REGISTERED                OFFERING PRICE(1)(2)           AMOUNT OF REGISTRATION FEE
----------------------------------------------------------------------------------------------------
          Common Stock                      $85,000,000                         $23,630
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

(1) Includes shares that the Underwriters will have the option to purchase solely to cover over-allotments, if any.

(2) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(o) promulgated under the Securities Act.

    REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    SUBJECT TO COMPLETION -- APRIL 15, 1999
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS
               , 1999

                                     [LOGO]

                                      SHARES OF COMMON STOCK
--------------------------------------------------------------------------------

PARADYNE CORPORATION:

- We are a leading developer, manufacturer and distributor of broadband and narrowband network access products for network service providers and business customers.
- Paradyne Corporation
  8545 126th Avenue North
  Largo, Florida 33773
  (727) 530-2000

PROPOSED TRADING SYMBOL & MARKET:

- PDYN/Nasdaq

THE OFFERING:

- We are offering      shares.

- The selling stockholder identified in this prospectus is offering an
  additional        shares.

- The underwriters have an option to purchase an additional        shares from
  the selling stockholder to cover over-allotments.

- This is our initial public offering, and no public market currently exists for our shares.

- We intend to use the proceeds to Paradyne from the offering to repay indebtedness and for general corporate purposes, including working capital and capital expenditures. We will not receive any proceeds from the shares sold by the selling stockholder.

- Closing:        , 1999.

----------------------------------------------------------------------------------
                                                         Per Share       Total
----------------------------------------------------------------------------------
Public offering price:                                  $             $
Underwriting fees:
Proceeds to Company:
Proceeds to selling stockholder:
----------------------------------------------------------------------------------

     This investment involves risk. See "Risk Factors" beginning on page 4.

--------------------------------------------------------------------------------
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

DONALDSON, LUFKIN & JENRETTE
              BANCBOSTON ROBERTSON STEPHENS

                             DAIN RAUSCHER WESSELS
                               A DIVISION OF DAIN
                              RAUSCHER INCORPORATED

                                          RAYMOND JAMES & ASSOCIATES, INC.

             The undersigned is facilitating Internet distribution.
                                 DLJDIRECT INC.

WE WILL AMEND AND COMPLETE THE INFORMATION IN THIS PROSPECTUS. ALTHOUGH WE ARE PERMITTED BY U.S. FEDERAL SECURITIES LAW TO OFFER THESE SECURITIES USING THIS PROSPECTUS, WE MAY NOT SELL THEM OR ACCEPT YOUR OFFER TO BUY THEM UNTIL THE DOCUMENTATION FILED WITH THE SEC RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SEC. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES OR OUR SOLICITATION OF YOUR OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL.

INSIDE COVER GRAPHICS:

     - Diagram depicting customers using Paradyne broadband access solutions to connect to the Internet and corporate intranets.

     - Diagram and photographs depicting Paradyne Hotwire DSL solutions connecting customers' voice and data to the public switched telephone network and to the Internet over the copper local loop.

     - Diagram and photographs depicting Paradyne FrameSaver customer premise equipment and service level management network management screens.

                               TABLE OF CONTENTS

                                                              PAGE
Prospectus Summary..........................................     1
Risk Factors................................................     4
Special Note Regarding Forward-Looking Statements...........    15
Use of Proceeds.............................................    16
Dividend Policy.............................................    16
Company Information.........................................    16
Capitalization..............................................    17
Dilution....................................................    18
Selected Consolidated Financial Data........................    19
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    21
Business....................................................    31
Management..................................................    47
Certain Transactions........................................    55
Principal and Selling Stockholders..........................    62
Description of Capital Stock................................    63
Shares Eligible for Future Sale.............................    64
Underwriting................................................    66
Legal Matters...............................................    67
Experts.....................................................    68
Additional Information......................................    68
Index to Financial Statements...............................   F-1

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before buying shares in this offering. We urge you to read the entire prospectus carefully. Unless stated otherwise, the information contained in this prospectus assumes that the Underwriters'
over-allotment option to purchase                shares from the selling
stockholder is not exercised and assumes a                split of our common
stock to be effected prior to the closing of this offering.

     Unless the context otherwise requires, in this prospectus, "Paradyne," "we," "us" and "our" refer to Paradyne Corporation and its subsidiaries. We have assumed in this prospectus that the merger of Paradyne Acquisition Corporation with and into Paradyne Corporation, currently a wholly-owned subsidiary of Paradyne Acquisition Corporation, has been completed. We expect to complete this
reorganization in                1999.

                              PARADYNE CORPORATION

     We are a leading developer, manufacturer and distributor of broadband and narrowband network access products for network service providers ("NSPs") and business customers. We offer solutions that enable business class, service level managed, high-speed connectivity over the existing telephone network infrastructure and provide for cost-effective access speeds of up to 45 Mbps. We believe that demand for high-speed, broadband transmission will continue to increase as more business and residential users find narrowband access technologies inadequate to meet their high-bandwidth requirements. Our objective is to maintain and build upon our position as one of the leaders in the broadband access market by focusing on next generation digital subscriber line, more commonly known as "DSL," service level management, more commonly known as "SLM," and other broadband access solutions. We have a long history of technological innovation, and we hold 163 U.S. patents and have 108 U.S. patent applications pending. Our equipment is installed in over 50% of the Fortune 500 companies and in businesses in over 125 countries. The Company estimates that sales to NSPs represented approximately 40% of our total revenues in 1998. With our reputation and history as a supplier of access solutions to a large customer base, we believe that we are well-positioned to provide broadband access solutions to NSPs and business customers as they upgrade their networks.

     Over the past several years, data traffic generated by computer users accessing the Internet or business networks has increased significantly. Industry analysts believe that the volume of this data traffic, referred to as wide area network ("WAN") traffic, will continue to expand rapidly due to four key trends:

     - the dramatic growth in the use of the Internet;

     - the proliferation of distributed computing applications, such as electronic mail, electronic transaction processing, enterprise resource planning and inter-enterprise information transfer based on web technologies;

     - the deregulation of the telecommunications services industry, which has increased the number of NSPs and intensified competition; and

     - the continued deployment of high capacity fiber optic networks and the emergence of high-volume bandwidth network access technologies that increase the ability to transfer large volumes of information.

     As demand for high-speed transmission continues to increase, we believe that the telecommunications industry will continue to develop and deploy new broadband access technologies, which will become increasingly cost competitive with traditional technologies. As a result of changes in the telecommunications industry, NSPs are requiring flexible and scalable solutions that meet their current needs and permit easy, cost-effective enhancements in the future. With the increasing number of access protocols and enabling equipment options, customers are placing a higher level of importance on the ability of equipment providers to deliver integrated system solutions.

     The Company's current solutions and products include the following:

     - Broadband DSL. Our Hotwire solution delivers broadband DSL access across the existing copper wire infrastructure. The Hotwire products enable competitive local exchange carriers ("CLECs"), incumbent carriers and other NSPs to provide broadband access to business customers, teleworkers and residential customers at substantially reduced rates compared to conventional service offerings. We believe the Hotwire solution allows NSPs the ability to deploy the broadest array of DSL technologies of any commercially available product. The recently introduced SuperLine solution incorporates Paradyne technology and allows NSPs to offer cost effective, multiple line voice and high speed data services over a single traditional telephone line to residential customers, small offices and home offices. The SuperLine product can be easily installed by customers to meet their broadband access needs.

     - Broadband Service Level Management. Our FrameSaver solution enables the provisioning of SLM along with broadband DSL, T1/E1 and T3 access to public Frame Relay and asynchronous transfer mode ("ATM") networks. The FrameSaver solution enables CLECs, incumbent carriers and other Frame Relay service providers to offer managed high-speed service from end-to-end across their networks and across multi-carrier networks.

     - Broadband Conventional Access. Our Acculink and NextEdge solutions deliver broadband T1/E1 access across the existing NSP infrastructure. These solutions enable CLECs, incumbent carriers and other NSPs to offer service level managed high speed access to public and private networks. Business customers choosing to manage their own networks also deploy our Acculink and NextEdge solutions. Acculink and NextEdge products provide for the integration of voice and data over the same circuit, reducing the cost of high speed access for customers.

     - Narrowband Solutions. Our Comsphere digital access products provide an interface between a customer's digital equipment and an NSP's digital circuit operating at speeds of up to 64 Kbps. Our Comsphere modems enable communications over switched or leased analog circuits. These products enable NSPs and business customers to build low-cost, centrally managed networks. Introduced in the early 1990s, these products are widely deployed in NSP networks and business networks around the world.

     The end-users of our equipment are primarily NSPs and business customers. NSPs use our broadband products to enable high speed managed connections between the central office and the customer premise. Moreover, our broadband products enable NSPs to more efficiently provide network access services by allowing a high level of management, monitoring and control over network access equipment and circuits. Business customers use our broadband products for high-speed connection of voice and data communications to public networks and to connect their employees to corporate WANs and to the Internet using both public packet services and private leased line services provided by NSPs. We sell our products worldwide through a multi-tier distribution system that includes direct sales, strategic partner sales, NSP sales and traditional distributor or value added reseller sales. Our NSP and business customers include AT&T, Ameritech, Bank of America, First Union, Lucent, NTT, Rhythms, SITA, Sprint and Unisys.

     Our objective is to maintain and build upon our position as one of the leaders in the broadband access market utilizing next generation DSL solutions, conventional copper broadband solutions and SLM solutions. Key elements of our strategy include:

        - continue to develop innovative broadband technology and system solutions;

        - continue to capitalize on buildout of DSL infrastructure;

        - increase worldwide deployment of FrameSaver as part of NSP/SLM solutions;

        - focus on product sales to and through NSPs; and

        - leverage Fortune 500 customer base as they upgrade their networks to broadband.

     We were originally incorporated in Delaware in 1969 as Paradyne Corporation, acquired by AT&T in 1989, spun out of AT&T as part of Lucent Technologies in 1996 and acquired in July 1996 by a limited partnership controlled by the Texas Pacific Group. Our corporate headquarters are located at 8545 126th Avenue North, Largo, Florida 33773. Our telephone number is (727) 530-2000.

                                  THE OFFERING

Common stock offered by Paradyne.............  shares
Common stock offered by the selling            shares
  stockholder................................
Over-allotment option........................  shares
Common stock to be outstanding after the       shares (1)
  offering...................................
Use of proceeds..............................  We intend to use the net proceeds to Paradyne from the offering to repay indebtedness and
                                               for general corporate purposes, including
                                               working capital and capital expenditures. We
                                               will not receive any proceeds from the shares
                                               sold by the selling stockholder. See "Use of
                                               Proceeds."
Proposed Nasdaq National Market symbol.......  PDYN

------------------------------

(1) Assumes no exercise of stock options. Options to purchase 6,934,515 shares of common stock with a weighted average exercise price of $1.68 per share were outstanding as of March 31, 1999.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (In thousands, except per share data)

     You should read the following summary consolidated financial data for the Company together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto included elsewhere in this prospectus. The as adjusted balance
sheet data assumes the sale by us of                shares of our common stock
in this offering at an assumed offering price of $          per share after
deducting the underwriting discounts and commissions and estimated offering expenses and the application of the net proceeds therefrom. See "Capitalization" and "Use of Proceeds."

                                     YEARS ENDED                         QUARTERS ENDED
                                    DECEMBER 31,       ---------------------------------------------------
                                 -------------------   MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                   1997       1998       1998        1998         1998            1998
CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA:
Total revenues.................  $181,303   $198,801   $ 43,039    $ 46,218     $ 51,384        $ 58,160
Gross margin...................    89,815     90,260     20,992      22,214       22,471          24,583
Operating income (loss)........   (15,580)    (1,825)      (972)     (1,226)        (174)            547
Net income (loss)(1)...........    21,342     (3,645)    (1,304)     (1,597)        (377)           (367)
Income (loss) per common share:
  Basic........................  $   0.42   $  (0.07)
  Diluted......................      0.40      (0.07)
Shares used in computing
  income (loss) per share:
  Basic........................    51,103     51,246
  Diluted......................    54,001     51,246

                                                              AS OF DECEMBER 31, 1998
                                                              ------------------------
                                                               ACTUAL     AS ADJUSTED
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 2,356
Working capital.............................................    8,382
Total assets................................................   75,063
Total debt..................................................   16,836
Total stockholders' equity..................................   27,339

------------------------------

     (1) Net income for 1997 includes a $51.2 million non-recurring gain in connection with the renegotiation of a contract with Lucent.

                                  RISK FACTORS

     This offering and an investment in our common stock involve a high degree of risk. Please carefully consider the following risk factors and the other information in this prospectus before deciding to purchase shares of our common stock. Any of the following risks could seriously harm our business and results of operations. As a result, the trading price of our common stock could decline, and you could lose part or all of your investment.

RAPID TECHNOLOGICAL CHANGE COULD RENDER OUR PRODUCTS OBSOLETE

     The telecommunications and data communications markets are characterized by rapid technological change. Our success will depend on our ability to adapt and to respond to technological changes and other factors, including the following:

     Our existing products could become obsolete or unmarketable as a result of the emergence of new industry standards or customer demands. For example, our customers could determine that they no longer require service level management ("SLM") with network access products. Furthermore, our products could become obsolete or unmarketable as a result of any new technology or products which are superior to ours. We may be unable to compete effectively if we are unable to adapt to changes in industry standards, meet customer demands or develop new products or enhancements to existing products.

     Our products compete with numerous high-speed access technologies, including cable modems, satellite technology and other wireless technologies. These competing technologies may ultimately prove to be superior to our products. Moreover, substantially all of our products are deployed in networks that use standard copper telephone wires. The physical properties of copper wire limit the speed and distance over which data can be transmitted. Other competing technologies, such as wireless, are not subject to such limitations. The development of competing technologies that are more reliable, faster and less expensive than our technology could materially and adversely affect our business, financial condition and results of operations.

OUR SUCCESS WILL DEPEND ON THE ACCEPTANCE OF NEW TELECOMMUNICATIONS SERVICES BASED ON DSL

     Historically, we focused on providing innovative solutions to the narrowband access market. We, however, are increasingly focusing on the broadband access market. Our broadband products are based on DSL, T1/E1, T3 and fractional T1/E1 technology. Our future success is substantially dependent upon whether DSL technology gains widespread market acceptance by NSPs and end users of their services. We have invested substantial resources in the development of DSL technology, and many of our products are based on DSL technology. Many NSPs continue to evaluate DSL technology and other alternative high-speed data access technologies, but they may not continue to pursue the deployment of DSL technology. Even if NSPs adopt policies favoring full-scale deployment of DSL technology, they may not choose to purchase our DSL product offerings. In addition, we have limited ability to influence or control decisions made by NSPs. NSPs are continuously evaluating alternate high-speed data access technologies and may, at any time, adopt technologies other than the DSL technologies offered by us. Our future success depends substantially upon whether DSL-based technologies gain widespread market acceptance by NSPs and end users of their services.

WE ARE SUBSTANTIALLY DEPENDENT ON NETWORK SERVICE PROVIDERS

     To date, the users of our products have included NSPs, including CLECs and incumbent carriers. We estimate that sales to NSPs accounted for approximately 40% of our total revenues in 1998. Given the capital requirements, complex regulatory framework and other barriers to entry in the market, there are a limited number of NSPs. The market for many of the services provided by NSPs has only begun to emerge since the passage of the Telecommunications Act of 1996 (the "1996 Act"), and many NSPs are still building their infrastructure and rolling out their services. Many of these NSPs still need to develop, construct and expand their networks. The inability of our emerging NSP customers to complete development of their networks, attract or retain customers, respond to trends, such as price reductions for their services or diminished demand for telecommunications services generally, could cause them to reduce their capital spending programs. If our NSP customers are forced to defer or curtail their capital spending programs, our business, financial condition and results of operations could be materially and adversely affected.

     Generally, our NSP customers do not have an obligation to purchase additional products or services from us. Termination of purchase arrangements with these NSP customers or a significant reduction or delay in the amount of our products they order could materially and adversely affect our business, financial condition and results of operations. In addition, the telecommunications industry has recently experienced consolidation, which may cause us to lose NSP customers. The loss of one or more of our NSP customers could materially and adversely affect our business, financial condition and results of operations.

OUR SUCCESS DEPENDS ON NETWORK SERVICE PROVIDERS INCORPORATING OUR PRODUCTS INTO THEIR INFRASTRUCTURE

     We anticipate that a significant portion of our future revenues will be attributable to sales to NSPs of our DSL, SLM and other broadband products. Our future performance will therefore be substantially dependent on incorporation of our products by NSPs into their service offerings to subscribers. The failure of our products to become an accepted part of NSPs' service offerings or a slower than expected increase in the volume of sales by us of SLM products could materially and adversely affect our business, financial condition and results of operations. Our success in the NSP market will depend on numerous factors, many of which are outside our control. Some of these factors include:

     - NSP and subscriber acceptance of and satisfaction with our products;

     - the realization of operating cost efficiencies for NSPs when SLM products are deployed and our ability to demonstrate these operational benefits;

     - subscriber demand for our products and support for our products within the NSPs' sales force;

     - our successful development of systems and products which address the requirements for products deployed as part of an NSP's infrastructure;

     - the timing and successful completion of integration development work by NSPs to incorporate our SLM functionality into their operational support system; and

     - the absence of new technologies which make our products and systems obsolete before they can achieve broad acceptance.

VARIOUS FACTORS MAY AFFECT OUR RESULTS OF OPERATIONS AND CAUSE POTENTIAL FLUCTUATIONS IN OUR RESULTS

     Paradyne's quarterly and annual results of operations have fluctuated in the past and are likely to fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. Some of these factors include:

     - the timing and amount of, or cancellation or rescheduling of, orders for our products and services to existing and new customers;

     - our ability to develop, introduce, ship and support new products and product enhancements and manage product transitions on a timely basis;

     - announcements, new product introductions and reductions in price of products offered by our competitors;

     - our ability to achieve cost reductions;

     - our ability to obtain sufficient supplies of sole or limited source components for our products;

     - competitive pressures on selling prices of our components;

     - the ability of our NSP customers to raise financing to purchase our products;

     - the timing and rate of deployment of our products by NSPs;

     - preferential pricing arrangements;

     - our ability to attain and maintain production volumes and quality levels for our products;

     - the mix of products sold and the mix of distribution channels through which they are sold;

     - fluctuations in demand for our products and services, especially by our major customers;

     - expiration of favorable supply or purchase contracts;

     - costs relating to possible acquisitions and integration of technologies or businesses; and

     - conditions in the telecommunications market, including consolidation in the industry, and economic conditions generally.

     Due to these and other factors, quarterly and annual revenues, expenses and results of operations could vary significantly in the future, and period-to-period comparisons should not be relied upon as indications of future performance. Additionally, due to all of the foregoing factors, it is possible that in some future periods, our operating results and/or our growth rate will be below what public market analysts and investors expect. If that happens, the market price of our common stock could decline materially.

WE DEPEND ON MAJOR CUSTOMERS FOR A SUBSTANTIAL PORTION OF OUR REVENUES

     We depend on a small number of customers for a substantial portion of our revenues. Direct product sales to Lucent and services performed for Lucent in 1998 accounted for approximately 35% of our total revenues. Lucent purchases products to include in their data networking solutions products, which it sells to businesses worldwide. Lucent also purchases our products to package with their various telephone systems. Sales to Tech Data Corporation, a distributor, in 1998 accounted for approximately 17% of our total revenues. We estimate that approximately 63% of our sales to Tech Data represented products that were resold to Lucent. Collectively, we estimate that direct and indirect sales to Lucent accounted for approximately 47% of our total revenues in 1998. Sales to SITA, an NSP, in 1998 accounted for approximately 9% of our total revenues in 1998, and sales to Rhythms, also an NSP, accounted for approximately 6% of our total revenues in 1998. A loss or a significant reduction or delay in sales to any of our major customers could materially and adversely affect our business, financial condition and results of operations. Unless and until we diversify and expand our customer base, our future success will significantly depend upon certain factors which are not within our control, including:

     - the timing and size of future purchase orders, if any, from our larger customers;

     - the product requirements of our customers;

     - the financial and operational success of our customers; and

     - the success of our customers' services deployed using our products.

     Diversification and expansion of our customer base is particularly critical because of the highly competitive nature of our business. Our contracts are generally subject to annual renewal with the exception of our contracts with Lucent and several other customers, which have two to five year terms, and our customers generally do not have any obligation to purchase products solely from Paradyne. Under a supply agreement between Lucent and Paradyne, Paradyne is the exclusive supplier of Lucent's requirements for certain network access products for resale through June 2001.

WE HAVE A HISTORY OF LOSSES AND MAY EXPERIENCE FUTURE LOSSES

     Excluding a one-time gain in connection with a contract renegotiation with Lucent in 1997 and the related tax effect, we had an accumulated net deficit of approximately $37.2 million during the period from August 1, 1996 through December 31, 1998. We anticipate that we will continue to incur significant product development and selling, general and administrative expenses and, as a result, we will need to generate higher revenues to achieve and sustain profitability on an annual basis. Although our revenues have grown in recent quarters, we cannot be certain that we will continue to achieve revenue growth or realize sufficient revenues to achieve profitability. We have not been profitable in any fiscal year of operations except in 1997 when we were profitable as a result of a non-recurring gain in connection with the renegotiation of a contract with Lucent.

OUR MARKETS ARE HIGHLY COMPETITIVE AND COMPETITION COULD HARM OUR ABILITY TO SELL PRODUCTS AND SERVICES

     The telecommunications market is highly competitive, and we believe that competition may increase substantially as the introduction of new technologies, deployment of broadband networks and potential regulatory changes create new opportunities for established and emerging companies in the industry. We compete directly with other providers of broadband and narrowband access equipment, including ADC Telecommunications, Adtran, Alcatel, Ascend, Cisco, Copper Mountain, Digital Link, Larscom, Motorola, Nokia, Nortel Networks, Orckit, PairGain, Sync Research, 3Com, Tut Systems and Visual Networks. We expect that competition for products that address the broadband access market will grow as more companies and an increasing number of new companies focus on this market to develop solutions for higher speed access to public networks.

     Many of our current and potential competitors are larger than we are and have significantly greater financial, sales and marketing, technical, manufacturing and other resources and more established channels of distribution. As a result, these competitors may be able to respond more rapidly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products. Our competitors may enter our existing or future markets with solutions that may be less costly, provide higher performance or additional features or be introduced earlier than our solutions. Some of our competitors currently offer financing alternatives to their customers at levels at which we cannot compete.

     Our markets are characterized by increasing consolidation both within the data communications sector and by companies combining or acquiring data communications products and technology for delivering voice-related services, as exemplified by the recently announced acquisitions of Ascend by Lucent, Diamond Lane by Nokia and Xylan by Alcatel. We cannot be sure of the impact of any of these acquisitions on the competitive environment for our products. Increased competition and consolidation could result in price reductions and a decrease in our market share.

     Our future success will depend on our ability to compete successfully on the basis of the following factors:

     - key product features;

     - system reliability and performance;

     - technological innovation;

     - price;

     - time to market;

     - breadth of product lines;

     - conformity to industry standards;

     - ease of installation and use;

     - brand recognition;

     - ability to help customers finance purchases;

     - technical support and customer service; and

     - size and stability of operations.

WE ARE HIGHLY DEPENDENT ON CERTAIN DEVELOPMENT RELATIONSHIPS

     Our success is dependent upon our continued relationship with certain companies, including AG Communications Systems, Ascend, GlobeSpan, NetScout and Xylan. If any of these companies breaches or terminates its agreement or fails to perform its obligations under its agreement, that could materially and adversely affect our business, financial condition and results of operations. In particular, if any of these companies, other current corporate partners or future corporate partners discontinue their support of products that we have developed in cooperation with them, fail to continue to develop product enhancements required to meet customer demand, fail to appropriately address performance issues related to products that we have developed in cooperation with them, face claims of infringement of third party intellectual property rights with respect to the technology included in products that we have developed in cooperation with them or fail to continue to support joint marketing programs, our ability to sell products that we have developed in cooperation with them would be hampered. Additionally, in the event that any of our significant relationships are terminated, we may not be able to replace them in a timely manner, if at all.

OUR SUCCESS DEPENDS IN PART ON OUR RELATIONSHIP WITH PREMISYS

     We have a relationship with Premisys Communications through which, under a 1992 agreement which has been extended and amended, we have certain exclusive distribution rights through April 2005 for Premisys' IMACS system, which we market under the name Acculink Access Controller ("AAC") to Lucent and AT&T. We have also entered into a supply and exclusivity agreement with Lucent under which we are the exclusive supplier of Lucent's requirements for certain access products, including AAC, for resale through June 2001. Sales of AAC accounted for greater than 10% of our total revenues during each of 1997 and 1998. In 1997, we discontinued selling AAC to customers other than Lucent and AT&T for various pricing and distribution reasons. If Premisys fails to meet its obligations under the agreement or if Lucent or AT&T were to substantially reduce or discontinue their orders of AAC, it would materially and adversely affect our business, financial condition and results of operations.

WE DEPEND ON SOLE AND SINGLE SOURCE SUPPLIERS WHICH EXPOSES US TO POTENTIAL SUPPLY INTERRUPTION

     We currently purchase certain important parts, such as framers, semiconductors and embedded communications processors, from sole source vendors for which alternative sources are not currently available. The purchase of these components from outside suppliers on a sole source basis subjects us to certain risks, including the continued availability of supplies, price increases and potential quality assurance problems. We currently purchase key components for which there are currently no immediate substitutes available from approximately 45 vendors. All of these components are critical to the production of our products. Delays or interruptions in the supply of these components could materially and adversely affect our business, financial condition and results of operations. While alternative suppliers may be available to us, we must first identify these suppliers and qualify them. There can be no assurance that any such suppliers will meet our required qualifications or that we will be able to identify alternative suppliers in a timely fashion, if at all. We may not be able to obtain sufficient quantities of these components on the same or substantially the same terms. Consolidations involving suppliers could further reduce the number of alternatives for us and affect the cost of such supplies. An increase in the cost of such supplies could make our products less competitive with products which do not incorporate such components. Lower margins or less competitive product pricing could materially and adversely affect our business, financial condition and results of operation.

OUR SALES CYCLE IS TYPICALLY LONG AND UNPREDICTABLE

     Our business is subject to lengthy sales cycles. On average, our sales cycle ranges from six to nine months. Sales of our products require a substantial commitment of capital and time from our customers, many of whom have lengthy internal procedures for approving large capital expenditures and lengthy testing and decision-making processes. Before our NSP customers purchase products from us, they must first make a decision to standardize their service on a particular product, which involves extensive testing. Our sales cycle may be slowed further, or affected by, budgetary constraints and purchasing requirements of our customers, all of which are beyond our control. Delays in product testing or approval, or cancellations of orders by customers, especially our NSP customers, could materially and adversely affect our business, financial condition and results of operations. Moreover, sales of our products often require significant training of both our customers and end users before the decision to purchase. As a result, we may expend significant resources pursuing potential sales opportunities that will not be consummated.

BECAUSE OF OUR LONG PRODUCT DEVELOPMENT PROCESS, WE INCUR SUBSTANTIAL EXPENSES BEFORE WE EARN ASSOCIATED REVENUES

     In order to remain competitive, we invest significant resources toward research and development of our current and potential products. Development costs and expenses are incurred before we generate any revenues from sales of products resulting from these efforts. Further, there can be no assurance that our current or future customer base will purchase any products resulting from our current or future development efforts.

PROTECTION OF OUR TECHNOLOGY IS CRITICAL TO OUR SUCCESS

     Our success and ability to compete is substantially dependent upon our technology. We rely on a combination of patent, copyright and trade secret laws and non-disclosure agreements to protect such technology. Currently, we hold 163 United States patents and have 108 United States patent applications pending. In addition, we hold certain corresponding foreign patents and have certain corresponding foreign patent applications pending. However, we cannot be certain that patents will be issued with respect to any of our pending or future patent applications. In addition, we do not know whether any of our issued patents will be upheld as valid or that they will prevent the development of competitive products.

     We seek to protect our intellectual property rights by limiting access to the distribution of our software, documentation and other proprietary information. All of our employees execute proprietary information agreements, and certain of our strategic partners enter into nondisclosure agreements with us. As with our issued patents, we cannot be certain that the steps we have taken to protect our intellectual property will adequately prevent the misappropriation of any of our technology. Our competitors may independently develop technologies that are substantially equivalent or superior to our technologies. In addition, the laws of certain foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. Third parties may attempt to copy or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary. Accordingly, we may not be able to protect our proprietary rights against unauthorized third-party copying or use. If any third parties infringe our proprietary rights, such infringement could materially and adversely affect our business, financial condition and results of operations.

     We are also subject to the risk of adverse claims and litigation alleging infringement of the intellectual property rights of others. These claims may require us to enter into license arrangements or may result in protracted and costly litigation, regardless of the merits of such claims. No assurance can be given that any necessary licenses will be available or that, if available, such licenses can be obtained on commercially reasonable terms.

OUR SUCCESS DEPENDS ON OUR ABILITY TO ATTRACT AND RETAIN KEY PERSONNEL AND A SKILLED WORKFORCE

     Our success depends to a significant degree upon the continued contributions of the principal members of our sales, engineering and management personnel, many of whom would be difficult to replace. The loss of such personnel could materially and adversely affect our business, financial condition and results of operations. Specifically, we believe that our future success is highly dependent on our senior management, and in particular on Andrew May, President and Chief Executive Officer. Except for agreements with Messrs. May, Murphy and Slattery, we do not have employment contracts with our executive officers. In any event, employment contracts would not prevent key personnel from terminating their employment with us.

     We believe that our future success will also depend highly upon our ability to attract and retain highly-skilled customer support and product development personnel. The market for qualified personnel in the telecommunications industry is highly competitive, and we frequently experience difficulty in recruiting qualified personnel. Recruiting qualified personnel is an intensely competitive and time-consuming process.

OUR RELIANCE ON INTERNATIONAL SALES MAY MAKE US SUSCEPTIBLE TO GLOBAL ECONOMIC FACTORS, FOREIGN TAX LAW ISSUES AND CURRENCY FLUCTUATIONS

     We currently have 11 sales offices and subsidiaries in North America, Europe and Asia through which we market and sell our products. International sales accounted for approximately 21% of our total revenues in 1998. Our international operations subject us to risks to which we would not otherwise be exposed, such as:

     - impact of recessions in economies outside of the United States;

     - currency exchange rate fluctuations;

     - uncertain intellectual property rights protection;

     - political and economic instability;

     - policy, legal, regulatory or other changes affecting the telecommunications and data communications markets;

     - potential adverse tax consequences;

     - change in tariffs;

     - difficulties in accounts receivable collection;

     - difficulties in managing distributors or representatives;

     - difficulties in staffing and managing foreign operations;

     - adoption of the Euro by the business and financial community; and

     - seasonality.

FAILURE TO COMPLY WITH REGULATIONS AND EVOLVING INDUSTRY STANDARDS COULD AFFECT OUR PRODUCT OFFERINGS

     We are subject to a significant number of communications regulations and standards, some of which are evolving as new technologies are deployed and due to ongoing judicial and administrative proceedings. Our products may be required to comply with various regulations, including those promulgated by the Federal Communications Commission ("FCC"), state public utilities commissions and various foreign governments. Our products must comply with the Communications Act of 1934 and the 1996 Act. Future regulations adopted by the FCC or other regulatory bodies could materially and adversely affect our business, financial condition and results of operations. In the United States, in addition to complying with FCC regulations, our products are required to meet certain safety requirements. For example, we are required to have certain of our products be network equipment building standard ("NEBS") certified before they may be deployed by certain customers. Outside of the United States, our products are subject to the regulatory requirements of each country in which the products are manufactured or sold. These requirements vary widely, and we may be unable to obtain on a timely basis, or if at all, necessary approvals for the manufacture, marketing and sale of our products.

     The FCC currently is considering changes to its regulations, including those relating to network equipment registration and the deployment of broadband services. The United States Congress is considering a variety of amendments to the Communications Act of 1934 and the 1996 Act. If we are required to comply with new laws, new regulations or new interpretations of existing laws or regulations, or if we are required to comply with additional existing regulations due to changes in the nature of our products, the costs associated with compliance could materially and adversely affect our business, financial condition and results of operations. Moreover, failure of our products to comply, or delays in compliance, with the various existing and evolving industry regulations and standards could delay the introduction of our products. Enactment by federal, state or foreign governments of new laws or regulations, changes in the interpretation of existing laws or regulations or a reversal of the trend toward deregulation in the telecommunication industry could materially and adversely affect our customers, and thereby materially and adversely affect our business, financial condition and results of operations.

WE COULD BE AFFECTED BY OTHER REGULATORY CHANGES IN THE TELECOMMUNICATIONS INDUSTRY

     A large percentage of our customers are NSPs whose voice services, and many of their other network services, must comply with the Communications Act of 1934, the 1996 Act and regulations prescribed by the FCC. Furthermore, most of our NSP customers' voice services are subject to regulation by state public utilities commissions. Some of our NSP customers are subject to foreign government regulation. Many of these federal, state and foreign regulations continue to evolve due to ongoing judicial and administrative proceedings, particularly those federal regulations designed to define rights and obligations under the 1996 Act. For example, the FCC is considering changes to its regulations, including those relating to local loop access, collocation and spectral compatibility requirements. Furthermore, the United States Congress is considering a variety of amendments to the Communications Act of 1934 and the 1996 Act. If our NSP customers are required to comply with new laws, new regulations or new interpretations of existing laws or regulations, or if they are required to comply with additional existing regulations due to changes in the nature of their services, those changes could materially and adversely affect the market for our products. Moreover, as a result of those changes, our distributors or partners could require, or we may otherwise deem it necessary or advisable, to modify our current or future products. The compliance costs could materially and adversely affect our business, financial condition and results of operations.

OUR PRODUCTS ARE SUBJECT TO EQUIPMENT STANDARDS

     Many of our products are covered by equipment standards adopted by national and international standards bodies. Compliance with these standards often enhances the marketability of our products. Many of those standards are influenced by industry committees that develop draft standards and technical reports. These industry committees often include us, our customers, and our competitors and their customers. If we are required, or deem it otherwise necessary or advisable, to comply with new standards or with additional existing standards due to changes in the nature of our products, the costs associated with compliance could materially and adversely affect our business, financial condition and results of operations.

OUR SUCCESS DEPENDS ON DISTRIBUTORS AND RESELLERS

     A significant number of our sales are made through distributors and resellers. We often rely on distributors and resellers to provide installation, training and customer support to the ultimate end users of our products. As a result, our success depends on the continued sales and customer support efforts of our network of distributors and resellers. Any reduction, delay or loss of orders from our significant distributors or resellers could materially and adversely affect our business, financial condition and results of operations. Our success will depend upon maintaining relationships with our current and future distributors and resellers and diversifying our distribution channels.

OUR SUCCESS DEPENDS ON OUR ABILITY TO PROVIDE ADEQUATE CUSTOMER SUPPORT

     Our ability to continue to grow our company and to retain current and future customers depends in part upon the quality of our customer support operations. Our customers generally require significant support and training prior to the installation and deployment of our products. Providing adequate levels of support to our customers, requires significant expenditures of resources and capital. As the market for high speed access devices grows and as the technology for these devices continues to evolve, we will need to augment and improve upon our customer support operations. A failure to do so could materially and adversely affect our business, financial condition and results of operations.

WE MAY NEED ADDITIONAL CAPITAL TO FINANCE OUR GROWTH AND CAPITAL REQUIREMENTS

     Substantial working capital is required in order to fund and continue to build our business. If we fail to do so, we will not be able to remain competitive or continue to meet the increasing demands for our products. We expect to use the net proceeds of this offering to repay indebtedness and for general corporate purposes, including working capital and capital expenditures. We may also need to spend significant amounts of cash to fund operating losses and increases in expenses, take advantage of opportunities or respond to developments or competitive pressures. We believe that the proceeds of this offering, together with our existing capital resources and our revolving line of credit facility with BankAmerica NT&SA, will allow us to meet our capital requirements for at least the next 18 months. However, our capital requirements depend on several factors, including the rate of market acceptance of our products, the ability to expand our client base, the growth of our sales and marketing efforts and other factors. If capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated. There can be no assurance that additional financing will be available to us when needed or that such financing can be obtained on terms favorable to us. If adequate funds are not available or are not available on acceptable terms, we may be unable to develop or enhance our services, take advantage of future opportunities or respond to competitive pressures, which could materially adversely affect our business, financial condition or results of operations.

YEAR 2000 RISKS MAY MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     As is true for most companies, the Year 2000 problem creates a risk for us. Some computers, software and other equipment include programming code in which calendar year data is abbreviated to only two digits (e.g., 99) rather than four digits (e.g., 1999). As a result, these systems automatically assume that the first two digits of a calendar year are "1" and "9." Therefore, time-sensitive functions of these systems may misinterpret dates after January 1, 2000, to refer to the twentieth century rather than the twenty-first century (i.e., "02" could be interpreted as "1902" rather than "2002"). The problems associated with this design decision are commonly referred to as the "Millennium Bug," "Year 2000 problem" or "Y2K problem." If systems do not correctly recognize date information when the year changes to 2000, there could be an adverse impact on our operations. The risk exists primarily in four areas:

     - potential warranty or other claims from our customers;

     - systems we use to run our business;

     - systems used by our service providers, distributors and suppliers; and

     - the potential for failures of our products, particularly our central office-based systems, due to Year 2000 problems associated with products manufactured by other equipment vendors used in conjunction with our products.

     A disruption in the operations of parties with whom we interact could materially and adversely affect our business, financial condition and results of operations.

     Substantial uncertainty remains in the software industry concerning the potential effects associated with the Year 2000 problem. We have developed a comprehensive multi-year plan to ensure that our internal computer software and hardware systems will be Year 2000 compliant. While we believe that we have implemented a comprehensive plan for addressing the Year 2000 problem and anticipate completing our compliance activities in a timely manner, we cannot be certain that these Year 2000 compliance efforts will be successful. Furthermore, the financial impact of making the required systems changes cannot be known precisely at this time.

     We are currently developing contingency plans to be implemented as part of our efforts to identify and correct Year 2000 problems affecting our internal systems. We expect to complete these contingency plans by the end of the third quarter of 1999. Depending on the systems affected, these plans could include accelerated replacement of affected equipment or software, increased work hours for our personnel or use of contract personnel to correct on an accelerated schedule any Year 2000 problems which may arise, the provision of manual workarounds for information systems, and other similar approaches. If we are required to implement any of these contingency plans, such plans may materially and adversely affect our business, financial condition and results of operations. Additionally, we may not complete these contingency plans in a timely manner, and failure to do so could materially and adversely affect our business, financial condition and results of operations.

WE MAY BE SUBJECT TO SIGNIFICANT LIABILITY CLAIMS FOR PRODUCT DEFECTS FROM OUR CUSTOMERS AND THE END-USERS OF OUR PRODUCTS

     Our products are complex and, despite extensive testing, may therefore contain undetected errors or failures. If this happens, we may experience delay in or loss of market acceptance and sales, product returns, diversion of research and development resources, injury to our reputation or increased service and warranty costs, any of which could materially and adversely affect our business, financial condition and results of operations. We also have exposure to significant liability claims with respect to our customers because our products are designed to provide critical communications services. Although we attempt to limit such exposure through product liability insurance and through contractual limitations in our customer agreements, such precautions may not cover all potential claims resulting from a defect in one of our products.

MANAGEMENT AND OUR SINGLE LARGEST STOCKHOLDER MAY LIMIT YOUR ABILITY TO INFLUENCE THE OUTCOME OF DIRECTOR ELECTIONS AND CERTAIN TRANSACTIONS

     Our executive officers, directors and principal stockholder and their
affiliates will beneficially own                shares or approximately
               % of our outstanding shares of common stock (               % if
the underwriters' over-allotment option is exercised in full) after the offering. As a result, these stockholders, if acting together, would be able effectively to control substantially all matters requiring approval by our stockholders.

     Communication Partners, L.P. will own approximately      % of Paradyne
after the offering and will be able to exercise control over Paradyne, subject to the fiduciary duties of its representatives on the board of directors under Delaware law. The interests of Communication Partners may not always coincide with the interests of other stockholders. Communication Partners, through its representatives on the board of directors, could cause us to enter into transactions or agreements which we would not otherwise consider absent Communication Partners' influence. Communication Partners also is currently the majority owner of GlobeSpan. See "Certain Transactions."

OUR STOCK PRICE MAY BE VOLATILE AND YOU MAY NOT BE ABLE TO RESELL SHARES AT OR ABOVE THE OFFERING PRICE

     There has not been a public market for our common stock prior to this offering, and there can be no assurance that a liquid trading market for our shares will develop following this offering. The initial price for the shares of our common stock to be sold in the offering will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The trading price of our common stock could be subject to wide fluctuations in response to various factors, some of which are beyond our control, such as:

     - actual or anticipated variations in quarterly results of operations;

     - changes in intellectual property rights of Paradyne or our competitors;

     - announcements of technological innovations;

     - the introduction of new products or changes in product pricing by Paradyne or our competitors;

     - changes in financial estimates by securities analysts;

     - announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors; and

     - additions or departures of key personnel.

A FAILURE TO MANAGE OUR GROWTH COULD ADVERSELY AFFECT OUR BUSINESS

     We have experienced expansions and contractions of our operations in the past. Since August 1996, we have restructured our operations consistent with our strategic plan, which has resulted in significant changes in the composition of our workforce. We anticipate that expansion of our operations will be required to address the potential growth in our client base and the opportunities in the broadband access market. Our current expansion is placing a significant strain on our managerial, operational and financial resources. If we are unable to manage our growth effectively, our business, financial condition and results of operations could be materially and adversely affected.

WE MAY BE SUBJECT TO RISKS ASSOCIATED WITH POTENTIAL ACQUISITIONS

     We may pursue acquisitions that could provide new technologies, products or service offerings. Future acquisitions by us may involve the following:

     - use of significant amounts of cash;

     - potentially dilutive issuances of equity securities; or

     - incurrence of debt or amortization expenses related to goodwill and other intangible assets.

     In addition, acquisitions involve numerous risks, including:

     - difficulties in the assimilation of the operations, technologies, product and personnel of the acquired company;

     - the diversion of management's attention from other business concerns;

     - risks of entering markets in which we have no or limited prior experience; and

     - the potential loss of key employees of the acquired company.

     We have engaged in discussions in the past with third parties concerning potential acquisitions of product lines, technologies and businesses. However, we currently have no commitments or agreements with respect to any such acquisition. In the event that such an acquisition does occur, we cannot be certain that our business, financial condition and results of operations will not be materially adversely affected.

SHOULD WE SELL A SUBSTANTIAL NUMBER OF SHARES OF OUR COMMON STOCK IN THE PUBLIC MARKET, THE PRICE OF OUR COMMON STOCK COULD FALL

     Sales of a substantial number of shares of our common stock in the public market after this offering could adversely affect the market price of our common stock and could impair our ability to raise additional capital through the sale of equity securities. Upon completion of this offering, we will have
approximately                shares of common stock outstanding, of which
approximately                shares (approximately                shares if the
underwriters' over-allotment option is exercised in full) will be freely transferable without restriction or registration under the Securities Act of 1933 (the "Securities Act"), unless such shares are held by our affiliates, as that term is defined in Rule 144 under the Securities Act. In addition, we intend to file a registration statement on Form S-8 with the Securities and
Exchange Commission covering the                shares of common stock reserved
for issuance under our 1996 Equity Incentive Plan, 1999 Employee Stock Purchase Plan and 1999 Non-Employee Directors' Stock Option Plan. On the date 180 days
after the effective date of this offering, at least                shares will
be subject to immediately exercisable options (based on options outstanding on March 31, 1999). Sales of a large number of any of these shares could have an adverse effect on the market price for our common stock.

OUR CORPORATE CHARTER AND BYLAWS MAY DISCOURAGE TAKE-OVER ATTEMPTS

     Provisions in our Restated Certificate of Incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. These provisions include:

     - the right of the Board of Directors to elect a director to fill a vacancy created by the expansion of the Board of Directors;

     - the ability of the Board of Directors to alter our bylaws without obtaining stockholder approval;

     - the requirement that at least 10% of the outstanding shares of common stock are needed to call a special meeting of stockholders;

     - the division of the board of Directors into three classes, with each class serving staggered three-year terms; and

     - the requirement that all actions by stockholders must be effected at a duly called meeting of the stockholders and may not be effected by a consent in writing.

     These provisions could discourage take-over attempts and could adversely affect the market price of our common stock. In addition, these provisions may limit the ability of stockholders to remove our current management. See "Description of Capital Stock" for a further discussion of these provisions.

YOU WILL EXPERIENCE IMMEDIATE DILUTION

     Shares of our common stock were sold at prices substantially less than the initial public offering price in the past. Accordingly, you will incur immediate and substantial dilution in the net tangible book value per share of the common stock that you purchase. Furthermore, to the extent that outstanding options and warrants to purchase shares of our common stock are exercised, additional dilution may result.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements. All statements regarding future events, our future financial performance and operating results, our business strategy and our financing plans are forward-looking statements. In some cases, you can identify forward-looking statements by terminology, such as "may," "will," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of such terms or other comparable terminology. These statements are only predictions. Known and unknown risks, uncertainties and other factors could cause actual results to differ materially from those contemplated by the statements. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results or to changes in our expectations.

                                USE OF PROCEEDS

     We estimate that we will receive net proceeds of approximately
$          from the sale of                shares of our common stock in this
offering, assuming an initial public offering price of $          and after
deducting estimated underwriting discounts and commissions and offering expenses. We will not receive any proceeds from the shares sold by the selling stockholder in this offering.

     We intend to use the net proceeds of this offering to repay all outstanding indebtedness under our $35,000,000 revolving line of credit facility with Bank of America NT&SA. Our credit facility expires on January 31, 2000 and carries a variable interest rate which was 7.75% as of March 31, 1999. As of March 31, 1999, the outstanding balance under the credit facility was approximately $10.4 million. We intend to use the remainder of the net proceeds for general corporate purposes, including working capital and capital expenditures. The amounts actually expended for working capital purposes may vary significantly and will depend on a number of factors, including the amount of our future revenues and the other factors described under "Risk Factors." Accordingly, we will retain broad discretion in the allocation of the net proceeds of this offering. Additionally, we may use a portion of the net proceeds to pursue possible acquisitions of businesses, technologies or products complementary to our business. We are not currently evaluating any acquisition opportunities and we cannot assure you that we will identify suitable acquisition candidates or that we will consummate any acquisitions. Pending our use of the net proceeds, we intend to invest the funds in short term, interest-bearing, investment-grade securities. Another primary purpose of this offering is to create a public market for our common stock and facilitate our future access to public capital markets.

                                DIVIDEND POLICY

     We currently anticipate that we will retain all of our future earnings for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. Our current financing arrangements place certain restrictions on the payment of dividends.

                              COMPANY INFORMATION

     We are a Delaware corporation. Our principal executive offices are located at 8545 126th Avenue North, Largo, Florida 33773, and our telephone number is
(727) 530-2000. Our fiscal year ends on December 31. We maintain a worldwide web site at http://www.paradyne.com. The reference to our worldwide web address does not constitute incorporation by reference into this prospectus of the information contained at that site. Our logo and certain titles and logos of our publications and products mentioned in this prospectus are our service marks and trademarks. All other brand names or trademarks appearing in this prospectus are the property of their respective holders.

                                 CAPITALIZATION

     The following table sets forth our total capitalization as of December 31, 1998:

     - On an actual basis; and

     - On an as adjusted basis to reflect the sale of                shares of
       common stock by Paradyne in this offering at an assumed initial public
       offering price of $          per share and the application of the net
       proceeds in the manner described in "Use of Proceeds."

     Please read the following information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto beginning on page F-1 of this prospectus. The following information regarding shares outstanding is as of December 31, 1998. It excludes 9,000,000 shares of common stock reserved for issuance under our stock plans, of which 8,049,394 shares were subject to outstanding options as of December 31, 1998. Options to purchase 6,934,515 shares of common stock were outstanding as of March 31, 1999. See "Management -- "1996 Equity Incentive Plan."

                                                              AS OF DECEMBER 31, 1998
                                                              ------------------------
                                                               ACTUAL     AS ADJUSTED
                                                                   (IN THOUSANDS)
Current portion of debt.....................................  $16,483       $
                                                              =======       ========
Long-term debt..............................................  $   353       $
Stockholders' equity:
  Common stock, par value $0.001; 60,000,000 shares
     authorized and 51,337,445 shares issued and
     outstanding............................................       51
  Additional paid-in capital................................   21,033
  Retained earnings.........................................    6,639
  Note receivable for common stock..........................     (150)
  Cumulative translation adjustment.........................     (234)
                                                              -------       --------
          Total stockholders' equity........................   27,339
                                                              -------       --------
          Total capitalization..............................  $27,692       $
                                                              =======       ========

                                    DILUTION

     Our net tangible book value as of December 31, 1998 was approximately $26.6 million, or approximately $.52 per share. This is calculated as our total tangible assets less total liabilities, divided by the number of shares outstanding as of December 31, 1998. "Adjusted net tangible book value" per share represents our net tangible book value after adjusting for the net
proceeds from the sale of                shares of common stock offered hereby
at an assumed initial public offering price of $          per share. The sale of
shares of common stock in this offering and the application of the net proceeds therefrom will result in an immediate increase in net tangible book value of
$          or $               per share to existing stockholders and an
immediate dilution of $          per share to investors purchasing shares of
common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share.............           $
  Net tangible book value per share as of December 31,
     1998...................................................  $
  Increase attributable to new investors....................
                                                              ------
Adjusted net tangible book value as of December 31, 1998....
                                                                       ------
Dilution to new investors...................................           $
                                                                       ======

     The following table summarizes, on an as adjusted basis for the offering, as of December 31, 1998, the number of shares of common stock purchased from Paradyne, the total consideration paid to Paradyne and the average price per share paid to Paradyne by existing stockholders and by the investors purchasing shares of common stock in this offering, before deducting underwriting discounts and commissions and estimated offering expense payable by Paradyne:

                                          SHARES PURCHASED      TOTAL CONSIDERATION     AVERAGE
                                        --------------------   ---------------------   PRICE PER
                                          NUMBER     PERCENT     AMOUNT      PERCENT     SHARE
Existing stockholders.................  51,337,445        %    $17,401,620        %      $0.34
New stockholders......................
                                        ----------     ---     -----------     ---
          Total.......................                 100%    $               100%
                                        ==========     ===     ===========     ===

     In the event that we issue additional shares of common stock in the future, purchasers of common stock in this offering may experience further dilution.

     The foregoing discussion and tables assume no exercise of any stock options at a weighted average exercise price of $1.68 per share. To the extent these options are exercised, new investors will experience further dilution. See "Management -- "1996 Equity Incentive Plan."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data is derived from the consolidated financial statements of Paradyne and from the books and records of its predecessor business. This data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this prospectus. The consolidated statement of operations for the seven months ended July 31, 1996, the five months ending December 31, 1996 and for the years ended December 31, 1997 and 1998 and the consolidated balance sheet as of December 31, 1996, 1997 and 1998 are derived from audited consolidated financial statements. The selected consolidated financial data for the years ended December 31, 1994 and 1995 have not been audited. The predecessor business consists of certain operating activities of AT&T Paradyne Corporation, a wholly-owned subsidiary of Lucent Technologies Inc., on a carve-out basis, which were acquired by the Company effective July 31, 1996 (the "Predecessor Business"). In the opinion of our management, the Predecessor Business operated in a substantially different organizational structure and manner than we do and, accordingly, we believe that a comparison of its operating activities and results to ours is not meaningful. See Note 2 of the Notes to the Consolidated Financial Statements of Paradyne for an explanation of the method used to calculate earnings per share. Earnings per share data is not presented for the Predecessor Business since the Predecessor Business did not have its own capital structure. As a result, this information would not be meaningful.

                                             PREDECESSOR BUSINESS                          PARADYNE
                                      -----------------------------------   ---------------------------------------
                                          YEARS ENDED                                               YEARS ENDED
                                         DECEMBER 31,       SEVEN MONTHS       FIVE MONTHS         DECEMBER 31,
                                      -------------------       ENDED             ENDED         -------------------
                                        1994       1995     JULY 31, 1996   DECEMBER 31, 1996     1997       1998
                                                            (IN THOUSANDS, EXCEPT SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenues:
  Sales.............................  $277,935   $259,654     $128,099          $112,293        $177,850   $195,153
  Service...........................     5,334      3,910        1,975             1,413           3,040      2,256
  Royalties.........................       120      1,425          464               325             413      1,392
                                      --------   --------     --------          --------        --------   --------
         Total revenues.............   283,389    264,989      130,538           114,031         181,303    198,801
Cost of sales:
  Equipment.........................   148,711    137,459       73,208            59,634          90,334    107,921
  Service...........................     4,862      3,980        1,803               744           1,154        620
                                      --------   --------     --------          --------        --------   --------
         Total cost of sales........   153,573    141,439       75,011            60,378          91,488    108,541
                                      --------   --------     --------          --------        --------   --------
  Gross margin......................   129,816    123,550       55,527            53,653          89,815     90,260
Operating expenses:
  Research & development (1)........    30,510     30,100       28,019            31,174          37,339     35,132
  Selling, general &
    administrative..................   119,761    115,155       42,928            29,409          66,278     55,969
  Restructuring charges.............        --         --           --                --           1,778        984
                                      --------   --------     --------          --------        --------   --------
         Total operating expenses...   150,271    145,255       70,947            60,583         105,395     92,085
                                      --------   --------     --------          --------        --------   --------
Operating loss......................   (20,455)   (21,705)     (15,420)           (6,930)        (15,580)    (1,825)
Other (income) expenses:
  Interest..........................     1,279      1,437          200             3,502           7,712      1,711
  Lucent settlement gain............        --         --           --                --         (51,183)        --
  Other, net........................    (1,439)    (3,708)      (2,074)              382          (1,753)     1,191
                                      --------   --------     --------          --------        --------   --------
Income (loss) before provision for
  income tax........................   (20,295)   (19,434)     (13,546)          (10,814)         29,644     (4,727)
  Provision (benefit) for income
    tax.............................     1,565        948          184                --           8,302     (1,082)
                                      --------   --------     --------          --------        --------   --------
Net income (loss)...................  $(21,860)  $(20,382)    $(13,730)         $(10,814)       $ 21,342   $ (3,645)
                                      ========   ========     ========          ========        ========   ========
Income (loss) per common share:
  Basic.............................                                            $  (0.21)       $   0.42   $  (0.07)
  Diluted...........................                                               (0.21)           0.40      (0.07)
Shares used in computing
  income (loss) per share:
  Basic.............................                                              51,000          51,103     51,246
  Diluted...........................                                              51,000          54,001     51,246

                                                                     AS OF
                                                                 DECEMBER 31,
                                                              -------------------
                                                                1997       1998
                                                                (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $  3,240   $  2,356
Working capital.............................................     9,606      8,382
Total assets................................................    83,200     75,063
Total debt..................................................    18,184     16,836
Total stockholders' equity..................................    31,402     27,339

---------------

(1) Includes $13,114 of purchased research and development for the five months ended December 31, 1996.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the consolidated financial statements and the related notes contained elsewhere in this prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties. All statements regarding future events, our future financial performance and operating results, our business strategy and our financing plans are forward-looking statements. In many cases, you can identify forward-looking statements by terminology, such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue," or the negative of such terms and other comparable terminology. These statements are only predictions. Known and unknown risks, uncertainties and other factors could cause our actual results to differ materially from those projected in the forward-looking statements. In evaluating these statements, you should specifically consider various factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     We are a leading developer, manufacturer and distributor of broadband and narrowband network access products for network service providers ("NSPs") and business customers. We offer solutions that enable business class, service level managed, high-speed connectivity over the existing telephone network infrastructure and provide for cost-effective access speeds of up to 45Mbps. We believe that demand for high-speed, broadband transmission will continue to increase as more business and residential users find narrowband access technologies inadequate to meet their high-bandwidth requirements. Our objective is to maintain and build upon our position as one of the leaders in the broadband access market by focusing on next generation digital subscriber line ("DSL"), service level management ("SLM") and other broadband access solutions. We have a long history of technological innovation, and we hold 163 U.S. patents and have 108 U.S. patent applications pending. Our equipment is installed in over 50% of the Fortune 500 companies and in businesses in over 125 countries. The Company estimates that sales to NSPs represented approximately 40% of our total revenues in 1998. With our reputation and history as a supplier of access solutions to a large customer base, we believe that we are well-positioned to provide broadband access solutions to NSPs and business customers as they upgrade their networks.

     In July 1996, as part of a divestiture by Lucent, Communication Partners, L.P., a limited partnership controlled by the Texas Pacific Group, acquired all of the outstanding shares of common stock of Paradyne. Our business was created when certain operations of Paradyne were either retained by Lucent or assigned to newly created entities in connection with the divestiture. The business that remained with the Company is referred to as the Predecessor Business. The Predecessor Business derived most of its revenues through July 1996 from the sale of narrowband products. The Predecessor Business purchased products and services from preferred suppliers of AT&T and Lucent and incurred intercompany charges for services provided by other AT&T operations. Following the 1996 acquisition, we introduced a series of new products, including many new broadband products, and discontinued sales of certain products, which were transitioned to Lucent. In addition, we lowered our expenses and restructured our operations. The cost of the restructuring was accounted for as part of the purchase accounting associated with the 1996 acquisition. We believe the revenues and expenses of the Predecessor Business are not representative of our current business, financial condition or results of operations. Accordingly, we believe that a period-to-period comparison of operating results prior to 1997 is not meaningful.

     In 1997, the Company recorded a restructuring charge of approximately $1.8 million. Most of this charge related to staff reductions in our U.S. operations in November 1997. Staff reductions were appropriate as a result of improved operating efficiencies resulting from an investment in new systems and processes as well as changing the composition of our workforce to update the availability of strategic skills. During 1998, we also incurred expenses of $1.0 million, or 0.5% of total revenues, related to a restructuring of our international operations.

     Through 1997, our revenues were derived principally from the sale and service of narrowband network access products and, to a much lesser extent, technology licensing. In 1998, our broadband products, including our Hotwire and FrameSaver products which were introduced in 1997, comprised the majority of our revenue, and we expect broadband products to represent an increasing portion of future revenues. Royalty revenues consist principally of licensing of technology and service revenues are derived from repair of out of warranty products. We do not expect that either royalty or service revenues will constitute a substantial portion of our revenues in future periods.

     We market and sell our products worldwide to NSPs and business customers through a multi-tier distribution system that includes direct sales, strategic partner sales, NSP sales and traditional distributor or value added reseller ("VAR") sales. Direct sales to Lucent in 1998 accounted for approximately 35% of our total revenues. Sales to Tech Data accounted for approximately 17% of our total revenues. We estimate that approximately 63% of our sales to Tech Data represented products that were resold to Lucent. Collectively, we estimate that direct and indirect sales to Lucent accounted for approximately 47% of our total revenues in 1998. A majority of our sales to Lucent represented sales to Lucent as a reseller of our products. A loss or a significant reduction or delay in sales to any of our major customers could materially and adversely affect our business, financial condition and results of operations. See "Risk Factors -- We Depend on Major Customers for a Substantial Portion of Our Revenues."

     We generally recognize revenue from product sales upon shipment. No revenue is recognized on products shipped on a trial basis. Estimated sales returns based on historical experience by product are recorded at the time the product revenue is recognized. Charges for warranty work are included in cost of equipment sales. We believe that our accrued warranty reserve is sufficient to meet our responsibilities for potential future warranty work on products sold. Revenue from services, which consists mainly of repair of out-of-warranty products, is recognized when the services are performed and all substantial contractual obligations have been satisfied. License and royalty revenues are recognized when the Company has completed delivery of technical specifications and performed substantially all required services under the related agreement.

     We expect our gross margin to be affected by many factors, including competitive pricing pressures, fluctuations in manufacturing volumes, costs of components and sub-assemblies, the mix of products or system configurations sold, and the volume and timing of sales of follow-on line cards and endpoints for central office systems shipped in prior periods. Additionally, our gross margin may fluctuate due to changes in our mix of distribution channels. Sales prices of some of our products have decreased recently as a result of increased competition. Further price reductions may be necessary to remain competitive. Although we have been able to offset most price declines with reductions in our manufacturing costs, there can be no assurance that we will be able to offset further price declines with cost reductions.

     Research and development expenses primarily consist of: personnel costs related to engineering and technical support; consultant and outside testing services fees; research and development facilities expenses; equipment and supplies expenses associated with enhancing existing products and the development of new products; an allocation of information systems charges; and software and software maintenance expenses. We expense all research and development expenses as incurred. We believe that continued investment in research and development is critical to attaining our strategic product and cost-reduction objectives. We will, however, attempt to control and optimize our research and development expenditures in order to meet our strategic goals while at the same time allowing us to meet our profitability goals. Over time, as revenues increase, research and development expenditures are expected to increase as well.

     Selling, general and administrative expenses primarily consist of: salaries, commissions and related expenses for personnel engaged in marketing, sales and field service support functions, finance, human resource and administrative activities; advertising, promotional and trade show expenses, including the related travel expenses; consultant fees; equipment and facilities expenses, including intangibles amortization; supplies, software and software maintenance; and consignments. We intend to continue to invest in selling, marketing and promotional programs. In addition, we expect to expand our field sales operations and customer support organizations. We expect general and administrative expenses to increase moderately as our business grows and we begin operations as a public company. General and administrative expenses have been significantly reduced since the 1996 acquisition by improving systems and processes and eliminating unnecessary expenses, and we expect to continue our focus on controlling expenses in the future.

     Sales to customers outside of the United States accounted for approximately 30% and 21% of revenues in 1997 and 1998, respectively. In 1998, approximately 94% of our sales were denominated in U.S. dollars. While

Paradyne is subject to fluctuations in foreign currency exchange rates with respect to income derived from international sales not denominated in U.S. dollars, the costs associated with a majority of these sales are in the same currency, which partially mitigates the effect of such fluctuations. Historically, currency exchange movements have not had a material effect on our business, financial condition or results of operations. If our non-U.S. operations expand, the effect of currency fluctuations may have a more significant impact on our revenues and costs. At December 31, 1998, we had no material monetary assets, liabilities or commitments denominated in currencies other than U.S. dollars. We do not hedge foreign currency transactions. Our strategy for managing currency risk is to minimize our foreign currency exposure.

     Despite growing revenues, excluding a non-recurring gain recognized in 1997 in connection with a contract renegotiation, we have not been profitable on an annual basis, and we may continue to incur net losses. In addition to the customer concentration we have experienced, we also have lengthy development and sales cycles for our products, and there is often a significant delay between the time we incur expenses and the time we realize the related revenue. To the extent that future revenues do not increase significantly in the same periods in which operating expenses increase, our operating results will be adversely affected. See "Risk Factors -- Various Factors May Affect our Results of Operations and Cause Potential Fluctuations in our Results" and "-- We Have A History of Losses and May Experience Future Losses."

     Paradyne's quarterly and annual operating results have fluctuated in the past and are likely to fluctuate in the future due to a variety of factors, many of which are outside of our control. Some of these factors include:

     - the timing and amount of, or cancellation or rescheduling of, orders for our products and services to existing and new customers;

     - our ability to develop, introduce, ship and support new products and product enhancements and manage product transitions on a timely basis;

     - announcements, new product introductions and reductions in price of products offered by our competitors;

     - our ability to achieve cost reductions;

     - our ability to obtain sufficient supplies of sole or limited source components for our products;

     - competitive pressures on selling prices of our components;

     - the ability of our NSP customers to raise financing to purchase our products;

     - the timing and rate of deployment of our products by NSPs;

     - preferential pricing arrangements;

     - our ability to attain and maintain production volumes and quality levels for our products;

     - the mix of products sold and the mix of distribution channels through which they are sold;

     - fluctuations in demand for our products and services, especially by our major customers;

     - expiration of favorable supply or purchase contracts;

     - costs relating to possible acquisitions and integration of technologies or businesses; and

     - conditions in the telecommunications market, including consolidation in the industry, and economic conditions generally.

     Due to these and other factors, quarterly and annual revenues, expenses and results of operations could vary significantly in the future, and period-to-period comparisons should not be relied upon as indications of future performance. Additionally, due to all of the foregoing factors, it is possible that in some future periods, our operating results and/or our growth rate will be below what public market analysts and investors expect. If that happens, the market price of our common stock could decline materially.

RESULTS OF OPERATIONS

     The following table summarizes Paradyne's operating results as a percentage of revenues for each of the periods shown.

                                                                                         PARADYNE
                                             PREDECESSOR BUSINESS              -----------------------------
                                  ------------------------------------------   FIVE MONTHS      YEAR ENDED
                                   YEAR ENDED DECEMBER 31,     SEVEN MONTHS       ENDED        DECEMBER 31,
                                  -------------------------   ENDED JULY 31,   DECEMBER 31,   --------------
                                     1994          1995            1996            1996       1997     1998
                                  (UNAUDITED)   (UNAUDITED)
Revenues:
  Sales.........................      98.1%         98.0%          98.1%           98.5%       98.1%    98.2%
  Service.......................       1.9           1.5            1.5             1.2         1.7      1.1
  Royalties.....................        --           0.5            0.4             0.3         0.2      0.7
                                     -----         -----          -----           -----       -----    -----
          Total revenues........     100.0         100.0          100.0           100.0       100.0    100.0
Cost of sales:
  Equipment.....................      52.5          51.9           56.1            52.3        49.8     54.3
  Service.......................       1.7           1.5            1.4             0.7         0.6      0.3
                                     -----         -----          -----           -----       -----    -----
          Total cost of sales...      54.2          53.4           57.5            52.9        50.5     54.6
                                     -----         -----          -----           -----       -----    -----
Gross margin....................      45.8          46.6           42.5            47.1        49.5     45.4

Operating expenses:
  Research & development........      10.8          11.4           21.5            27.3        20.6     17.7
  Selling, general &
     administrative.............      42.3          43.5           32.9            25.8        36.6     28.2
  Restructuring charges.........        --            --             --              --         1.0      0.5
                                     -----         -----          -----           -----       -----    -----
          Total operating
            expenses............      53.0          54.8           54.3            53.1        58.1     46.3
                                     -----         -----          -----           -----       -----    -----
Operating income (loss).........      (7.2)         (8.2)         (11.8)           (6.1)       (8.6)    (0.9)
Other (income) expenses:
  Interest......................       0.5           0.5            0.2             3.1         4.3      0.9
  Lucent settlement gain........        --            --             --              --       (28.2)      --
  Other, net....................      (0.5)         (1.4)          (1.6)            0.3        (1.0)     0.6
                                     -----         -----          -----           -----       -----    -----
  Income (loss) before provision
     for income tax.............      (7.2)         (7.3)         (10.4)           (9.5)       16.4     (2.4)
Provision (benefit) for income
  tax...........................       0.6           0.4            0.1              --         4.6     (0.5)
                                     -----         -----          -----           -----       -----    -----
Net income (loss)...............      (7.7)%        (7.7)%        (10.5)%          (9.5)%      11.8%    (1.8)%
                                     =====         =====          =====           =====       =====    =====

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

     Revenues. Total revenues increased $17.5 million, or 9.7%, to $198.8 million in 1998 from $181.3 million in 1997. This increase was primarily due to an increase in the sales of our broadband access products. As a percentage of total revenues, equipment sales were 98.2% in 1998 compared to 98.1% in 1997. In 1998 and 1997, we also earned relatively small amounts of service revenues through the repair of out of warranty equipment and royalty revenues from the licensing of technology.

     Gross Margin. Gross margin increased $0.4 million, or 0.5%, to $90.3 million in 1998 from $89.8 million in 1997. Gross margin as a percentage of total revenues decreased to 45.4% in 1998 from 49.5% in 1997 for the following reasons:

     - we introduced new, competitively priced access products with margins lower than those reported for the previous year; and

     - some of our older products faced competitive price pressures, which resulted in lower average sales prices.

     In addition, in 1997 we had a large one-time customer purchase of an out-of-production product for which we were able to obtain a substantially higher than average sales price. No similar purchase occurred in 1998.

     Research and Development Expenses. Research and development expenses decreased $2.2 million, or 5.9%, to $35.1 million in 1998 from $37.3 million in 1997. Research and development expenses declined to 17.7% of total revenues in 1998 from 20.6% in 1997 primarily due to a reduction in the number of contractors and employees as a result of the restructuring in November 1997.

     Selling, General and Administrative ("SG&A") Expenses. SG&A expenses decreased $10.3 million, or 15.6%, to $56.0 million in 1998 from $66.3 million in 1997. The decrease was primarily attributable to a reduction in amortization expense related to the Lucent settlement, a reduction in consultants and a decrease in advertising costs. SG&A expenses as a percentage of total revenues decreased to 28.2% in 1998 from 36.6% in 1997 primarily due to the increase in total revenues in 1998 along with expense reductions.

     Restructuring Charges. During 1998, we incurred expenses of $1.0 million, or 0.5% of total revenues, related to restructuring our international operations.

     Interest and Other (Income) Expense, Net. Interest and other (income) expense, net, decreased $3.1 million, or 51.3%, to $2.9 million in 1998 from $6.0 million in 1997. Interest and other (income) expense, net, is related to interest on notes payable and borrowings under lines of credit, gains and losses on equity investments and foreign exchange gains and losses. The decrease in 1998 was primarily attributable to a reduction in interest expense associated with the Lucent debt, which was forgiven in 1997.

     Income Taxes. Our 1998 income tax benefit was $1.1 million, or 22.9% of the loss before income tax of $4.7 million. The tax benefit was less than the statutory federal and state income tax rates principally due to losses incurred in foreign jurisdictions for which no income tax benefit was available.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO THE SEVEN MONTH PERIOD ENDED JULY 31, 1996 (PREDECESSOR BUSINESS) AND THE FIVE MONTH PERIOD ENDED DECEMBER 31, 1996.

     References to the seven month period ended July 31, 1996 and the five month period ended December 31, 1996 (the "1996 Periods") reflect the combination of the Predecessor Business for seven months of 1996 with the operations of the Company for five months of 1996, and do not include any adjustments related to the purchase.

     Revenues. Total revenues decreased $63.2 million, or 25.9%, to $181.3 million in 1997 from $244.5 million in 1996. This decrease was primarily due to the following factors:

     - sales of our older narrowband products, overall, declined at a rapid rate;

     - in an attempt to meet their 1996 contractual targets, Lucent purchased products from us at the end of 1996, which resulted in lower Lucent purchases in 1997 as it sold off its inventory (See "Certain Transactions"); and

     - we discontinued selling certain products through channels other than Lucent and AT&T and discontinued selling other network access products which were transitioned to Lucent after the sale of Paradyne.

     As a percentage of total revenues, equipment sales were 98.1% in 1997 and 98.3% in the 1996 Periods. We also earned relatively small amounts of service revenues through the repair of out of warranty equipment and royalty revenues from the licensing of technology.

     Gross Margin. Gross margin decreased $19.4 million, or 17.7%, to $89.8 million in 1997 from $109.2 million in the 1996 Periods. Gross margin as a percentage of total revenues increased to 49.5% in 1997 from 44.6% in the 1996 Periods for the following reasons:

     - we were able to reduce the material costs of some of our products by obtaining more competitive pricing from our existing and new suppliers, which resulted in savings in the form of lower product costs in 1997; and

     - we were able to obtain a higher average sales price for some of our older products which translated into higher margins due to: one of our major customers making a large one-time purchase of an out-of-production product in 1997 for which we were able to obtain a substantially higher than average sales price; and higher than average prices resulting from product sales with high margin configurations.

     Research and Development Expenses. Research and development expenses decreased $21.9 million, or 36.9%, to $37.3 million in 1997 from $59.2 million in the 1996 Periods. Research and development expenses declined to 20.6% of total revenues in 1997 from 24.2% in the 1996 Periods. This decrease was primarily attributable to a recognition of purchased research and development ($13.1 million) at the time of the 1996 acquisition and a reduction in the number of support personnel and contractors as a result of the restructuring in November 1997.

     Selling, General and Administrative Expenses. SG&A expenses decreased $6.1 million, or 8.4%, to $66.3 million in 1997 from $72.3 million in the 1996 Periods. This decrease was primarily due to a reduction in personnel following the 1996 acquisition and the reduction of SG&A related personnel and contractors in the fourth quarter of 1997 as a result of the November 1997 restructuring, which more than offset the increase in the amortization of the Lucent supply contract. SG&A expenses as a percentage of total revenues increased to 36.6% in 1997 from 29.6% in the 1996 Periods. This increase was primarily attributable to the reduction of revenues in 1997.

     Restructuring Charges. In the fourth quarter of 1997, we incurred a restructuring charge of $1.8 million, or 1.0% of total revenues. This restructuring was necessary to reduce redundant headcount and bring operating expenses in line with revenues.

     Interest and Other (Income) Expense, Net. Interest and other (income) expense, net, increased $3.9 million, or 196.5%, to $6.0 million in 1997 from $2.0 million in the 1996 Periods. Interest and other (income) expense, net, is related to interest on notes payable and borrowings under lines of credit, gains and losses on equity investments and foreign exchange gains and losses. The increase in 1997 was primarily attributable to interest expense associated with the Lucent debt.

     Lucent Settlement Gain. As a condition to the closing of the 1996 acquisition, Paradyne entered into a volume purchase letter agreement, whereby Lucent agreed to purchase minimum levels of certain products from us. At December 31, 1997, Lucent had not satisfied its obligations and, therefore, was subject to certain take or pay provisions. However, in August 1998, Lucent and Paradyne entered into an arrangement under which we terminated the volume purchase letter agreement, received an exclusivity agreement with Lucent extending through June 2001 and received $8.2 million of cash and the forgiveness of certain debt in the amount of $63.0 million owed to Lucent by Paradyne. This resulted in the recording of a $51.2 million non-recurring gain in 1997. See "Certain Transactions."

     Income taxes. In 1997, as a result of the Lucent settlement gain of $51.2 million, we were able to utilize our net operating loss carryforwards reducing our federal and state income tax provision to $8.3 million or 28.0% of pretax income.

LIQUIDITY AND CAPITAL RESOURCES

     From our inception through December 31, 1998, we financed our operations through a combination of debt financing and cash generated from operations. In connection with the 1996 acquisition, Communication Partners, L.P. acquired the Predecessor Business through an equity investment of $17.1 million. In addition, we incurred acquisition debt totaling $76.8 million and acquisition costs of $8.4 million. Additionally, in July 1996 we entered into a $45.0 million revolving line of credit facility with Bank of America NT&SA. This facility was voluntarily reduced to $35.0 million in March 1999. Following the closing of this offering, we will retain our revolving line of credit but expect to pay any outstanding balance under the revolving line of credit in full.

     Availability under this facility is the lesser of $35.0 million or the sum of: (i) 85% of eligible trade accounts receivable; and (ii) the lesser of: $6.0 million, forty percent (40%) of the value of eligible inventory, or the amount of the machinery and equipment appraisal. Availability is further reduced by a $3.0 million borrowing base reserve. The line of credit facility is secured by substantially all of our assets and contains certain non-financial covenants and restrictions as to various matters, including our ability to pay dividends or to effect mergers or acquisitions, incur certain other indebtedness or to make certain investments without the bank's prior approval. As of December 31, 1998, we were not in breach of any of these restrictive covenants.

     This facility, which terminates on January 31, 2000, bears an annual interest rate of Bank of America NT&SA's reference rate plus 0 - 100 basis points, depending on our quarterly fixed charge coverage ratio. The facility also provides for an unused line fee of .375% to .50%. The principal amount outstanding at December 31, 1998 was $16.1 million. The weighted average interest rate was 9.2% for the year ended December 31, 1998.

     In August 1997, Communication Partners, L.P. agreed to provide a revolving line of credit facility in the maximum amount of $5.0 million. This agreement was amended in October 1998 to increase the maximum amount of the facility to $10.0 million. Amounts outstanding may be repaid and reborrowed at any time during the term of the note that matures on August 25, 2002. Borrowings under this agreement are subordinated to debt under the Bank of America NT&SA line of credit facility and bear interest at 8% per annum. It is our intention to terminate this facility upon completion of this offering.

     Net cash used in operating activities was $4.6 million for the five months ended December 31, 1996 as compared to $1.1 million for 1997. Net cash provided by operating activities was $6.5 million for 1998. The reduction in net cash used in operating activities for the five month period ending December 31, 1996 to 1997 was primarily driven by a reduction in accounts receivable and inventory, net of a decrease in accounts payable, as a result of lower sales volume as well as a reduction in the annual run rate of operating expenses after normalizing for the 1996 non cash related write off of purchased research and development. Net cash provided by operating activities increased $7.6 million from 1997 to 1998 primarily as a result of increased sales volume, reduced operating expenses and improved asset management.

     Net cash (used in) provided by investing activities was ($98.4 million), $11.6 million and ($5.4 million) for the five months ended December 31, 1996 and 1997 and 1998, respectively. Effective July 31, 1996, Communication Partners, L.P. acquired Paradyne's net assets totaling $93.9 million. Net proceeds from the sale of the Largo, Florida facility in June 1997 totaled $20.8 million. Net capital expenditures relating primarily to the support of operations totaled $4.4 million, $9.2 million, and $5.4 million for the five month period ending December 31, 1996, 1997 and 1998, respectively.

     Net cash provided by financing activities totaled $99.4 million for the five months ended December 31,1996. Net cash used in financing activities in 1997 totaled $8.7 million, as compared to $1.7 million for 1998. Communication Partners, L.P.'s 1996 investment in Paradyne totaled $102.3 million. Proceeds from the 1997 sale of the Largo, Florida facility were used to retire debt of $20.8 million under various notes and the Bank of America NT & SA revolving credit facility. Additionally, debt was further reduced by $63.0 million as part of the Lucent settlement discussed above. Net borrowings under our lines of credit to fund operations, capital expenditures and payment of other acquisition costs totaled $12.8 million and $12.4 million for the five month period ending December 31, 1996 and 1997, respectively. Net borrowings were not required to fund operations, capital expenditures and payment of other acquisition costs in 1998.

     We believe that the proceeds from this offering, together with the cash flows from operations and borrowings under the Bank of America NT&SA line of credit facility, will be sufficient to meet our working capital needs for at least the next 18 months.

QUARTERLY RESULTS

     The following table sets forth certain unaudited quarterly operating information for each of the eight quarters ending with the quarter ended December 31, 1998. This data has been prepared on the same basis as the audited financial statements contained elsewhere in this prospectus and in the opinion of management, includes all adjustments necessary for the fair presentation of the information for the periods presented. This information should be read in conjunction with the financial statements and notes thereto. The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period.

                                                                   QUARTERS ENDED
                               ---------------------------------------------------------------------------------------
                               MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                 1997       1997       1997        1997       1998       1998       1998        1998
                                                                   (IN THOUSANDS)
Revenues:
  Sales......................  $43,633    $42,469     $45,739    $46,009    $42,655    $45,224     $49,966    $57,308
  Service....................      846        490         947        757        384        644         573        655
  Royalties..................        7        155         251         --         --        350         845        197
                               -------    -------     -------    -------    -------    -------     -------    -------
         Total revenues......   44,486     43,114      46,937     46,766     43,039     46,218      51,384     58,160
         Total cost of
           sales.............   21,304     22,710      23,221     24,253     22,047     24,004      28,913     33,577
                               -------    -------     -------    -------    -------    -------     -------    -------
  Gross margin...............   23,182     20,404      23,716     22,513     20,992     22,214      22,471     24,583
Operating expenses:
  Research and development...    9,605      9,049       9,477      9,208      8,554      8,728       8,866      8,984
  Selling, general &
    administrative...........   16,623     17,187      17,353     15,115     13,410     14,653      13,612     14,294
  Restructuring charges......                  --          --      1,778         --         59         167        758
                               -------    -------     -------    -------    -------    -------     -------    -------
         Total operating
           expenses..........   26,228     26,236      26,830     26,101     21,964     23,440      22,645     24,036
                               -------    -------     -------    -------    -------    -------     -------    -------
Operating income (loss)......   (3,046)    (5,832)     (3,114)    (3,588)      (972)    (1,226)       (174)       547
  Lucent settlement gain.....       --         --          --    (51,183)        --         --          --         --
Other (income) expenses......    2,643      1,269       1,876        171        521        586         265      1,530
                               -------    -------     -------    -------    -------    -------     -------    -------
Income (loss) before
  provision for income tax...   (5,689)    (7,101)     (4,990)    47,424     (1,493)    (1,812)       (439)      (983)
Provision (benefit) for
  income tax.................       --         --          --      8,302       (342)      (415)       (100)      (225)
                               -------    -------     -------    -------    -------    -------     -------    -------
Net income (loss)............  $(5,689)   $(7,101)    $(4,990)   $39,122    $(1,151)   $(1,397)    $  (339)   $  (758)
                               =======    =======     =======    =======    =======    =======     =======    =======

     Our revenues, historically, have tended to be strongest in the fourth quarter and lowest in the first quarter of the following year. We believe this is primarily due to the calendar year budgeting of many of our customers and to compensation policies tending to compensate sales personnel in our distribution channels for achieving annual quotas. Consequently, if revenue levels are below expectations for a given quarter, operating results are likely to be disproportionately affected when viewed by quarter since only a relatively small portion of our operating expenses vary materially with revenues.

     Our quarterly results are likely to vary due to a number of factors, such as demand for our products, the size and timing of significant orders and their fulfillment, the length of sales cycles for some of our newer products to our larger customers, changes in our level of operating expenses, improvements in operating efficiencies resulting from changes in systems and processes, customers' budgeting cycles, changes in our sales incentive plans, changes in the mix of products sold and conditions in foreign markets.

YEAR 2000 ISSUES

     Background: Some computers, software and other equipment include programming code in which calendar year data is abbreviated to only two digits (e.g., 99) rather than four digits (e.g., 1999). As a result, these systems automatically assume that the first two digits of a calendar year are "1" and "9." Therefore, time-sensitive functions of these systems may misinterpret dates after January 1, 2000, to refer to the twentieth century rather than the twenty-first century (i.e., "02" could be interpreted as "1902" rather than "2002"). The problems associated with this design decision are commonly referred to as the "Millennium Bug," "Year 2000 problem" or "Y2K problem."

     Assessment: We have identified the Year 2000 problem as a potential risk to our operations in 1996. As a result, we developed a comprehensive multi-year plan to make our internal computer software and hardware systems Year 2000 compliant. Our Year 2000 compliance plan is comprised of 3 phases: an assessment phase; an implementation phase; and a testing phase. This plan, initiated in the first quarter of fiscal 1997, is in the final stages of implementation. While we believe that we have implemented a comprehensive plan for addressing the Year 2000 problem and anticipate completing our compliance activities in a timely manner, we cannot be certain that these Year 2000 compliance efforts will be successful. The financial impact of making the required systems changes cannot be known precisely at this time, but we currently expect these expenses to be less than approximately $4.0 million. The financial impact, could, however, exceed this estimate. Nonetheless, these costs are not expected to be material to our business, financial condition, or results of operation. To date, the Company has incurred expenses of approximately $3.5 million.

     Internal Infrastructure: We believe that we have identified all of the major computer hardware, software applications and other calendar year dependent equipment used in connection with our internal operations. Our Year 2000 compliance plan addresses items that must be modified, upgraded, or replaced in order to minimize the possibility of a material disruption of our business. We have replaced our accounting, sales, distribution and manufacturing systems with what we believe to be a Year 2000 compliant enterprise resource planning system. We have replaced our human resource and payroll systems application software with what we believe to be Year 2000 compliant software, and we have replaced our PBX and associated equipment with a what we believe to be a Year 2000 compliant system. Currently, we are in the process of modifying, upgrading and replacing, as appropriate, other computer software applications, hardware, and equipment that could potentially be adversely affected by the Year 2000 problem. We expect to complete this implementation phase by the end of the third quarter of 1999. The fourth quarter of 1999 has been reserved for final testing of all of our systems for compliance.

     Network Service Providers: Our ongoing operations are dependent on the uninterrupted service provided to us by our voice (landline and wireless), data and Internet service vendors. We have initiated communications with our various service providers and have received assurance that they have or will address Year 2000 compliance issues associated with their ability to provide uninterrupted service. Any failure of these vendors to resolve any outstanding Year 2000 issues in a timely manner could materially and adversely affect our business, financial condition and results of operation.

     Distributors and Suppliers: We have initiated communications with our key distributors, service support providers and suppliers to establish the status of their Year 2000 compliance. We have communicated with our major suppliers of minicomputers, servers, computers, software and other equipment used, operated or maintained by us to identify and, to the extent possible, resolve issues associated with the Year 2000 problem. We are also gathering Year 2000 compliance information from web sites and other public sources for our second and third-tier distributors and suppliers. We believe that we have identified all of the potential Year 2000 problems with respect to these distributors, service support providers and suppliers and have received their commitment to resolve any outstanding issues in a timely manner. However, any failure on our part to identify potential third party Year 2000 problems or any failure of these parties to resolve any outstanding issues with their systems in a timely manner could materially and adversely affect our business, financial condition and results of operations.

     Contingency Plans: We are currently developing contingency plans to be implemented as part of our efforts to identify and correct Year 2000 problems affecting our internal systems. We expect to complete these contingency plans by the end of the third quarter of 1999. Depending on the systems affected, these plans could include (i) accelerated replacement of effected equipment or software, (ii) increased work hours for our personnel or use of contract personnel to correct on an accelerated schedule any Year 2000 problems which may arise, (iii) the provision of manual workarounds for information systems and
(iv) other similar approaches. If we are required to implement any of these contingency plans, such plans may have a material adverse effect on our business, financial condition or results of operations. Additionally, we may not complete these contingency plans in a timely manner, and failure to do so could have a material adverse effect on our business, financial condition or results and operations.

     The discussion of our efforts and expectations relating to Year 2000 compliance are forward-looking statements. Our ability to achieve Year 2000 compliance and the level of incremental costs associated with achieving this compliance could be adversely impacted by, among other things, the availability and cost of programming and testing resources, the ability of parties with whom we interact to resolve Year 2000 issues and unanticipated problems identified in our ongoing compliance review.

MARKET RISK

     We are exposed to changes in interest rates primarily from our revolving line of credit facility with Bank of America NT&SA and, secondarily, from investments in certain held-to-maturity securities. Under our current policies, we do not use interest rate derivative instruments to manage exposure to interest rate changes. Additionally, we do not currently engage in foreign currency hedging transactions to manage exposure for transactions denominated in currencies other than U.S. dollars.

INFLATION

     Because of the relatively low levels of inflation experienced in 1996, 1997 and 1998, inflation did not have a significant effect on the Company's results in such years.

                                    BUSINESS

OVERVIEW

     We are a leading developer, manufacturer and distributor of broadband and narrowband network access products for network service providers ("NSPs") and business customers. We offer solutions that enable business class, service level managed, high-speed connectivity over the existing telephone network infrastructure and provide for cost-effective access speeds of up to 45 Mbps. We believe that demand for high-speed, broadband transmission will continue to increase as more business and residential uses find narrowband access technologies inadequate to meet their high-bandwidth requirements. Our objective is to maintain and build upon our position as one of the leaders in the broadband access market by focusing on next generation digital subscriber line, more commonly known as "DSL," service level management, more commonly known as "SLM," and other broadband access solutions. We have a long history of technological innovation, and we hold 163 U.S. patents and have 108 U.S. patent applications pending. Our equipment is installed in over 50% of the Fortune 500 companies and in businesses in over 125 countries. The Company estimates that sales to NSPs represented approximately 40% of our total revenues in 1998. With our reputation and history as a supplier of access solutions to a large customer base, we believe that we are well-positioned to provide broadband access solutions to NSPs and business customers as they upgrade their networks.

INDUSTRY BACKGROUND

     Over the past several years, data traffic generated by computer users accessing the Internet or business networks has increased significantly. Industry analysts believe that the volume of this data traffic, referred to as WAN traffic, will continue to expand rapidly due to four key trends:

     - the dramatic growth in the use of the Internet;

     - the proliferation of distributed computing applications, such as electronic mail, electronic transaction processing, enterprise resource planning and inter-enterprise information transfer based on Web-technologies;

     - the deregulation of the telecommunications services industry which has increased the number of service providers and intensified competition; and

     - the continued deployment of high capacity fiber optic networks and the emergence of high-volume bandwidth network access technologies that increase the ability to transfer large volumes of information.

     In order to accommodate increasingly high volumes of data, NSPs have invested significant resources to upgrade central office switching centers and the interconnecting infrastructure, known as the network backbone. While capacity constraints in the network backbone continue to be addressed through the use of high speed digital and fiber-optic equipment, the network that connects end users to central offices, typically known as the "last mile," remains a bottleneck that limits high-speed data transmission. The last mile was originally constructed with copper twisted-pair wiring designed to support analog voice traffic. Over 140 million businesses and homes in the United States are served by this copper infrastructure, and the worldwide installed base of copper lines exceeds 700 million. The limitations on the ability of NSPs to cost effectively deliver high-speed services, such as telecommuting, branch office internetworking and Internet access, over the last mile using standard, narrowband dial-up connections, typically limited to data transmission rates of
28.8 Kbps to 56.0 Kbps, have frustrated end users. We believe that most business and residential users are finding these types of narrowband access technologies inadequate to meet their high bandwidth requirements.

     Global regulatory changes are increasing the number of competitors in the access portion of the network and are further accelerating the need for NSPs to upgrade their networks and increase their service offerings. Internationally, a number of developed and developing nations have privatized their state-owned telecommunications monopolies and opened their markets to new NSPs. Competitors that have emerged and potentially could take customers from incumbent carriers include CLECs, Internet service providers, satellite operators, cable operators and electric utilities. For example, cable operators are already beginning to provide data transmission services to customers by leveraging the high bandwidth capabilities of their coaxial cable based infrastructure.

This increase in competition for the access portion of the network is also helping to facilitate the transition from analog to digital and narrowband to broadband access over the last mile.

     New digital technologies have been introduced to increase the speed and quality of digital transmission over the copper wire infrastructure in the last mile and provide alternative means of accessing the network backbone. The increased speed, lower transmission cost, higher reliability and quality of digital networks are better suited for transmitting the increased level of enhanced voice and high-speed data traffic that now must pass over the last mile. Recently, NSPs have begun to install higher-speed, digital broadband transmission technologies, such as DSL, in the last mile. Dataquest forecasts that the market for DSL equipment will grow from approximately $286 million in 1998 to over $1.6 billion by 2002.

     NSPs have deployed various narrowband and broadband technologies across customers' WANs in order to provide cost-effective access solutions for their customers. Demand for high-speed access services has increased and more protocols, such as Frame Relay, ATM, integrated service digital network ("ISDN"), DSL and others have emerged to facilitate the connections of business customers to NSPs' network backbones. The proliferation of protocols makes the provisioning and management of high-speed access technologies and services increasingly difficult. As a result, NSPs are required to operate and maintain hybrid networks comprised of recently adopted new technologies and existing installed equipment.

     The performance, quality and maintainability of network services are highly dependent on the volume and type of traffic running over these hybrid networks. As a result, NSPs and business customers need sophisticated diagnostic and management capabilities to monitor business customer application traffic. The required tools should analyze the physical transmission characteristics as well as enable NSPs and business customers to evaluate compliance with service level agreement parameters such as, data throughput, network latency and service availability. Business customers also need scalable management solutions that improve network quality, reduce the number of support personnel managing their networks and lower the overall costs for bandwidth and maintenance tools.

     As demand for high-speed transmission continues to increase, we believe that the telecommunications industry will continue to develop and deploy new broadband access technologies, which will become increasingly cost competitive with traditional technologies. As a result of changes in the telecommunications industry, NSPs are requiring flexible and scalable solutions that meet their current needs and also permit easy, cost-effective enhancements in the future. With the increasing number of access protocols and enabling equipment options, customers are placing a higher level of importance on the ability of equipment providers to deliver integrated system solutions.

THE PARADYNE SOLUTION

     Paradyne is a leading developer, manufacturer and distributor of network access products for NSPs and business customers. We offer solutions that enable business class, service level managed, high-speed connectivity over the existing telephone network infrastructure and provide for cost-effective access speeds of up to 45 Mbps. NSPs use our broadband products to enable high-speed managed connections from the central office to the customer premise. Moreover, our broadband products enable NSPs to more efficiently provide network access services by allowing a high level of management, monitoring and control over network access equipment and circuits. Business customers use our broadband products for high-speed connection of voice and data communications to public networks and to connect their employees to corporate WANs and to the Internet using both public packet services and private leased line services provided by NSPs. Our products are designed for easy installation by NSPs and end users, significantly reducing the need for installation by an onsite service technician, thereby reducing costs for network access. Additionally, our narrowband products are used by NSPs and business customers to provide connectivity between an NSP's analog or digital circuit and a customer's digital equipment.

     [GRAPHIC DEPICTING PARADYNE HOTWIRE DSL, SUPERLINE, FRAMESAVER SLM AND
                              CONVENTIONAL ACCESS
         SOLUTIONS CONNECTING TO MULTIPLE NETWORK BACKBONE FACILITIES.]

  BROADBAND SOLUTIONS

     - Broadband DSL Access. Our Hotwire solution delivers broadband DSL access across the existing copper wire infrastructure. The Hotwire products enable CLECs, incumbent carriers and other NSPs to provide broadband access to business customers, teleworkers and residential customers at substantially reduced rates compared to conventional service offerings. We believe our Hotwire solution allows NSPs the ability to deploy the broadest array of DSL technologies of any commercially available product in a single platform. This enables NSPs to match the appropriate DSL technology to the customer's application requirements and thereby serve a wider array of customers. This also allows for a more efficient utilization of expensive central office equipment space and minimizes operational support requirements, such as training and inventory, by using a single vendor. The recently introduced SuperLine solution incorporates our Tripleplay technology and allows NSPs to offer cost effective, multiple line voice and high speed data services over a single traditional telephone line to residential customers, small offices and home offices. The SuperLine product can be easily installed by customers to meet their broadband access needs.

     - Broadband SLM. Our FrameSaver solution enables the provisioning of SLM along with broadband DSL, T1/E1 and T3 access to public Frame Relay and ATM networks. The FrameSaver solution enables CLECs, incumbent carriers and other Frame Relay service providers to offer managed high-speed service from end-to-end across their networks and across multi-carrier networks. Using packet technology, Frame Relay and ATM networks allow for the economical use of the broadband network backbone. However, without the use of an SLM solution, the NSP and the business customer are unable to proactively manage and guarantee the level of service across the network. The FrameSaver solution allows customers the ability to graphically view real time and historical network performance statistics and troubleshoot failures end-to-end across the Frame Relay network from our OpenLane network management system.

     - Broadband Conventional Access. Our Acculink and NextEdge solutions deliver broadband access across the existing NSP infrastructure utilizing T1/E1 links. The T1/E1 infrastructure is the most commonly deployed broadband network system today and is widely available in the United States. Customers often have both voice and data networks that were installed using multiple broadband and/or narrowband access lines. A single conventional broadband facility can typically accommodate up to 24 narrowband lines. Acculink and NextEdge act as the required communications interface to these broadband networks and enable the elimination of narrowband access lines by consolidating voice and data over the same broadband circuit. Access consolidation reduces the cost of high speed access and may also increase performance, particularly when customers consolidate multiple narrowband access lines onto broadband facilities. Additionally, NextEdge incorporates FrameSaver SLM functions to deliver access consolidation and SLM in the same platform. Acculink and NextEdge solutions are used by CLECs, incumbent carriers and other NSPs to offer service level managed, high speed access to public and private networks. Business customers choosing to manage their own networks also deploy our Acculink and NextEdge solutions.

  NARROWBAND SOLUTIONS

     - Subrate Digital Access and Analog Modems. Our Comsphere digital access products provide an interface between a customer's digital equipment and an NSP's digital circuit operating at speeds of up to 64 Kbps. Our Comsphere modems enable communications over switched or leased analog circuits. These products enable NSPs and business customers to build low-cost, centrally managed networks. Introduced in the early 1990s, these products are widely deployed in NSP networks and business networks around the world.

STRATEGY

     Our objective is to maintain and build upon our position as one of the leaders in the broadband access market utilizing next generation DSL solutions, conventional copper broadband solutions and SLM solutions. Key elements of our strategy include:

  CONTINUE TO DEVELOP INNOVATIVE BROADBAND TECHNOLOGY AND SYSTEM SOLUTIONS

     We will continue to focus on providing innovative, cost-effective broadband access solutions that improve communications over the traditional copper telephone wire infrastructure for NSPs and business customers. We believe that our internally developed technologies play a key role in differentiating our products from those of our competitors. We have 163 U.S. patents issued and 108 U.S. patent applications pending, and we expect many of these patents and patent applications will contribute to the development of new technologies and systems. In addition, we will continue to collaborate with technology partners to facilitate the development of competitive products, as we have previously done with NetScout, AGCS and others. Our DSL technological innovations include our MVL and Tripleplay technologies, which have been implemented in our Hotwire and SuperLine products. Our SLM technology innovations have been implemented in our FrameSaver, NextEdge and OpenLane products. We intend to enhance our Hotwire DSL solutions with higher port densities, additional customer premises equipment ("CPE") capabilities and additional features for our DSL access multiplexer ("DSLAM"). We also intend to enhance our TriplePlay technology to support additional voice channels and faster data speeds. Further, we intend to integrate our FrameSaver SLM technology into additional platforms, including those that support DSL and ATM. As our customers continue to expand their DSL networks into the application space of conventional broadband networks, we believe our technological leadership and products provide Paradyne a competitive advantage.

  CONTINUE TO CAPITALIZE ON BUILDOUT OF DSL INFRASTRUCTURE

     Revenues from worldwide sales of DSL equipment are projected by industry sources to increase by approximately 460% from 1998 to 2002. To capitalize on this projected growth, we intend to continue to pursue "design wins" from NSPs that are offering or plan to offer DSL services. A "design win" is achieved when an NSP adopts Paradyne products as one of a limited number of DSL platforms for its central office. A typical NSP buildout includes DSLAMs in the central office, resulting in an installed base into which Paradyne will be well positioned to sell DSL line-cards for the DSLAMs and DSL CPE for the end user. Through March 31, 1999, Paradyne had shipped over 2,000 DSLAMs. Some of our current DSL customers include CFW Communications, Guangdong PTA, HarvardNet, NAS CuNet, Rhythms, TDS Telecom and Tunisia Telecom. We will continue to focus on increasing our number of design wins with new NSPs as well as maintain our existing relationships with NSPs who have awarded us design wins in the past. We also intend to continue to produce a variety of DSL line-cards and DSL CPE to handle the diverse needs of our NSP customers. We intend to install DSL interfaces on our FrameSaver and NextEdge products which will allow customers to deploy those solutions into DSL networks. We further plan to enhance our DSLAMs so that they may be interoperable with other companies' technologies and DSL CPE in order to provide a more comprehensive DSL solution.

  INCREASE WORLDWIDE DEPLOYMENT OF FRAMESAVER AS PART OF NSP/SLM SOLUTIONS

     NSPs are enhancing their service offerings by providing service level agreements for their Frame Relay and ATM business customers. We believe that as service level agreements become more widely adopted, NSPs and end user customers will increasingly require SLM solutions and, therefore, that NSPs will be required to incorporate these solutions in their networks. We intend to focus on further integrating FrameSaver as part of our existing NSP customers' service level agreement solutions and obtaining additional FrameSaver design wins from new NSPs. Currently, Ameritech, Intermedia, IXC and MCI WorldCom offer FrameSaver solutions to their customers. In addition, we intend to work with other Frame Relay and ATM equipment vendors to leverage our FrameSaver products.

  FOCUS ON PRODUCT SALES TO AND THROUGH NSPS

     We intend to continue focusing on NSPs that provide managed network access services to capitalize on the increased demand for such services. Over the past three years, our sales to NSPs have increased as a result of the efforts of our worldwide NSP direct sales force. We estimate that over 40% of our revenues in 1998 were generated from sales to NSPs. We intend to focus the efforts of our direct sales force on maintaining and increasing sales within our current NSP customer base as well as attracting new NSPs. We plan on focusing primarily on NSPs deploying DSL, Frame Relay and second and third line voice and data services.

  LEVERAGE FORTUNE 500 CUSTOMER BASE AS THEY UPGRADE THEIR NETWORKS TO BROADBAND

     We intend to leverage our installed base of Fortune 500 companies and other businesses that have purchased our narrowband products and conventional broadband products. Many of these customers have deployed networks including a combination of our narrowband and broadband solutions, and we expect that over the next few years many of these companies will upgrade their networks with additional broadband solutions. We believe that our existing customers prefer to buy broadband products from Paradyne as a result of the ability to integrate Paradyne products into their existing networks more efficiently than the products of our competitors. In order to capitalize on this potential equipment upgrade within Fortune 500 companies, we intend to continue to provide cost-effective solutions for our current customers while increasing our sales effort with our Fortune 500 customer base.

PRODUCTS AND TECHNOLOGIES

     We develop, manufacture and distribute an extensive line of broadband and narrowband network access products and technologies. Sales of broadband products represented approximately 38% of our total product sales in 1997 and 53% of our total product sales in 1998. In addition, we provide advanced network management systems that allow business customers and NSPs to have a high level of management, monitoring and control over their network access equipment and circuits. The table below includes our principal products.

                           PARADYNE PRODUCT PORTFOLIO

PRODUCT                         DESCRIPTION                     APPLICATION
BROADBAND SOLUTIONS
Hotwire DSLAM                   DSL access multiplexer          Terminates DSL lines and
                                                                aggregates them onto
                                                                high-speed NSP backbones.
Hotwire RADSL                   DSLAM line card and CPE based   2 Wire rate-adaptive ADSL
                                on rate adaptive DSL            supporting voice and packet
                                                                data networking at speeds up
                                                                to 7 Mbps. Also supports 2
                                                                Wire SDSL packet data
                                                                networking operating at
                                                                varying speeds up to 1Mbps.
Hotwire MSDSL                   DSLAM line card and CPE based   2 Wire SDSL supporting voice
                                on multirate SDSL               and data networking operating
                                                                at Nx64 speeds up to 2 Mbps.
Hotwire MHDSL                   DSLAM line card and CPE based   4 Wire HDSL supporting voice
                                on multirate high bit rate      and data networking operating
                                symmetric DSL                   at Nx64 speeds up to 2 Mbps.
Hotwire MVL                     DSLAM line card and CPE based   2 Wire long-loop splitterless
                                on MVL DSL                      DSL supporting voice and
                                                                packet data networking
                                                                operating up to 768 Kbps.

PRODUCT                         DESCRIPTION                     APPLICATION
SuperLine                       Integrated access device        Dynamically integrates
                                                                multiple voice channels and a
                                                                packet data connection over a
                                                                single phone line for
                                                                residence, small office or
                                                                home office.
FrameSaver                      Frame Relay SLM CPE             Manages the service levels for
                                                                Frame Relay networks.
FrameSaver Network to Network   Frame Relay SLM network to      Manages the service levels for
  Interface                     network interface               interconnected Frame Relay
                                                                networks implemented through
                                                                multiple NSPs.
FrameSaver/ATM                  Frame Relay/ATM SLM CPE         Manages the service levels for
                                                                hybrid ATM/Frame Relay
                                                                networks.
Acculink Broadband Digital      DSUs, CSUs and integrated       Delivers voice and/or data
  Access                        access devices                  traffic over broadband access
                                                                facilities.
NextEdge                        Integrated access device        Integrates voice and/or data
                                                                traffic over broadband access
                                                                facilities and provides SLM.
NARROWBAND SOLUTIONS
Comsphere Subrate Digital       Managed digital service unit    Delivers data traffic over
  Access                                                        narrowband leased digital
                                                                access facilities.
Comsphere Modems                Managed analog modem            Delivers data traffic over
                                                                narrowband leased and switched
                                                                analog access facilities.
NETWORK MANAGEMENT SOLUTIONS
OpenLane Network Management     Network management system       Network monitoring, control
  System                        software                        and SLM.

  BROADBAND SOLUTIONS

     Broadband DSL

     Hotwire. The Hotwire multiservices system includes DSLAM termination equipment, which provides aggregation of services in the central office, and an array of CPE, which extend various broadband access services over the local loop to the customer premise. The system supports a range of broadband multimedia access services, such as business and residential Internet access, remote Local Area Networks ("LAN") access and virtual private network access at symmetric rates (similar transmission rate for sending and receiving data over the same line) of up to 1 Mbps and asymmetric rates (varying transmission rates for sending and receiving data over the same line) of up to 7 Mbps. Hotwire also supports Frame Relay, ATM and full rate or fractional T1/E1 channelized access to the public switched telephone networks and other WAN networks for voice and data services from 64 Kbps to 2 Mbps. In addition to supporting high density configurations for central office applications, the efficient packaging for lower density market entry applications allows Hotwire products to be deployed in a variety of private copper networks, including multi-dwelling-units for both business and residential access services, universities, hotels, and government campus private networks.

     Our primary customers for Hotwire products are CLECs, incumbent carriers and other NSPs. Their services are typically focused on meeting the broadband networking requirements of business customers, teleworkers and the small office/home office market -- often with an emphasis on broadband Internet access. Paradyne CLEC customers, such as Rhythms, are deploying a nationwide network using our Hotwire systems. Incumbent carriers such as North Pittsburgh Telephone are deploying Hotwire in their local service areas. NSPs outside the United States, such as the Guangdong PTA in China, are using Hotwire products to deliver broadband access to the provinces they serve. The principal focus of these customers, particularly in the early stages, is to build out central office installations. Our Hotwire products are easily installed, scaleable and operate over long loops, which enhance an NSP's ability to deploy them quickly and service new customers.

     We believe that the ability to support multiple access services, with a choice of symmetric or asymmetric DSL technologies, multiple backbone WAN uplink service capabilities and the ability to scale from a few lines to over 1,000 DSL lines per system makes our Hotwire multiservice system one of the most flexible and scalable DSL systems available. The Hotwire system can be configured, monitored and controlled through our OpenLane network management system that provides complete end-to-end management and reporting coverage of the entire broadband DSL access solution.

     Hotwire products consist of two major product family categories, DSLAMs and CPE.

    [DIAGRAM DEPICTING PARADYNE HOTWIRE DSL CPE SUPPORTING RADSL, MSDSL, MHDSL AND MVL CONNECTING TO THE SUPPORTING DSLAM LINE CARDS OVER THE COPPER LOCAL LOOP DEMONSTRATING DSLAM AGGREGATION TO MULTIPLE NETWORK BACKBONE FACILITIES.]

     - Hotwire Multiservices DSLAMs: A DSLAM is a DSL access multiplexer installed in NSPs' central offices and private copper networks that provides termination and aggregation of multiple DSL lines and associated services protocol translation. The Hotwire Multiservices DSLAM systems consist of NEBS certified, high-density chassis and associated DSL line cards, and an aggregation system with a variety of WAN uplink options and a standards based network management system. NEBS certification is generally necessary in order for a product to be installed in the central office of an NSP. Key features of a Hotwire DSLAM system include:

        - the ability to support hot swappable line cards that support between four and 24 ports per card;

        - multiple DSLAM configurations, which include our highly-compact, stackable DSLAM supporting as few as 4-8 DSL lines which is scalable to 68 lines and our high-density DSLAM supporting as many as 432 lines per shelf;

        - the ability to support a range of voice and data applications that operate over packet and/or time division multiplexing ("TDM") technologies;

        - a broad set of available WAN uplink interfaces, including: 10base-T, 100base-T, Channelized T1 and E1, Frame Relay T1 and E1 and ATM (DS-3, E3, OC-3, OC-12, STM-1 and STS-1); and

        - a simple network management protocol ("SNMP") compliant distributed network management architecture that supports efficient network management required for large NSP network deployments.

     - Hotwire DSL CPE: Hotwire CPE terminates DSL access services at the customer premise for connectivity to LANs, PCs, PBXs, routers and other voice and data equipment. Hotwire CPE operates at a variety of transmission speeds and loop lengths to meet the needs of our customers. Hotwire CPE and associated DSLAM line cards support multiple DSL technologies, including RADSL/SDSL, MSDSL, MHDSL and MVL.

     We expect to continue to implement these multiple DSL technologies in our Hotwire products, and, consistent with market requirements, to implement additional DSL technologies, such as G.lite. Additionally, Hotwire CPE will be enhanced to include new features required by our customers and the general market. While we purchase some of the DSL technologies implemented in the Hotwire DSLAM and CPE, our MVL product represents a new DSL technology developed and implemented by Paradyne for splitterless implementation and extended loop reach applications. The primary advantages of MVL technology are:

        - simultaneous voice and data capability over copper loops up to 24,000 feet that may also have bridged taps;

        - splitterless operation and "plug and play" installation at the customer premise; and

          - operates using low power, which allows higher density DSLAMs which lowers the cost for our NSP customers.

     In March 1999, we received approval from the FCC to register Hotwire MVL under Part 68 of the FCC's Rules for the Registration of Telephone Equipment code. This approval is based on the FCC's decision that Hotwire MVL benefits the public's interest by providing enhanced customer choice and improved service quality for data transmission over the public switched telephone network and does not pose a risk of harm to the public switched telephone network. We believe that MVL is the only DSL technology to receive such approval to date, and that the approval should allow more customers to deploy MVL while meeting the network requirements of incumbent carriers.

     SuperLine. SuperLine is an integrated access system that provides integrated voice and data broadband access services to the residential and small office/home office markets.

    [DIAGRAM DEPICTING THE SUPERLINE INTEGRATED ACCESS SYSTEM CONNECTING A RESIDENTIAL CUSTOMER'S DATA AND MULTI-LINE VOICE APPLICATIONS OVER A SINGLE COPPER PAIR TO THE CENTRAL OFFICE.]

     SuperLine offers several advantages over other currently available solutions through its support of as many as three telephone lines and a high-speed Internet access connection over a single existing phone line. We believe SuperLine is currently the only product to offer such a solution. SuperLine provides access at rates up to 10 times faster than current narrowband products. SuperLine can be installed by the end user simply by plugging the integrated access device ("IAD") into a standard telephone jack. SuperLine allows carriers to increase service offerings without installing additional copper lines. The primary customers for our SuperLine integrated access system are incumbent carriers, many of which are facing a shortage of available copper wire lines and are seeking alternatives to physically installing new lines or deriving lines with existing technologies. The SuperLine system is also compatible with all major switching systems currently sold in North America. Developed through a partnership with AGCS, SuperLine integrates Tripleplay, a technology developed by Paradyne that enables multi-line voice and data service over a single telephone line. We also designed and manufacture the associated SuperLine IAD that is distributed as part of the SuperLine system. The NSP central office equipment included in the SuperLine system was developed and is manufactured by AGCS. See "Corporate Development Relationships." The SuperLine system was introduced in January 1999 and is distributed by Lucent and AGCS.

     Broadband Service Level Management

    [DIAGRAM DEPICTING THE FRAMESAVER SLM PRODUCTS INTERCONNECTING OVER A FRAME RELAY NETWORK AND AN NSP'S OPENLANE NETWORK MANAGEMENT SYSTEM CONNECTING TO MONITOR AND ANALYZE THE PERFORMANCE OF THE NETWORK BY COLLECTING THE DATA FROM THE FRAMESAVER CPE.]

     FrameSaver. Our FrameSaver system is an innovative SLM system for Frame Relay and Frame Relay/ATM networks. The FrameSaver system consists of CPE, NSP equipment and network management software to monitor and measure network performance across public Frame Relay systems. The FrameSaver system measures performance and stores the results for retrieval by our OpenLane network management system. The storage and data retrieval mechanisms have been implemented according to recognized industry standards, which makes the FrameSaver system compatible and interoperable with many other systems that business customers or NSPs may have installed. The FrameSaver network access units also provide extensive non-disruptive diagnostic and testing capabilities along with standard access functionality, to give enterprise customers or service providers a complete managed solution. The remote monitoring MIB-2 ("RMON-2") standard technology included in the FrameSaver system was developed by NetScout and is included in the FrameSaver system pursuant to a collaboration between Paradyne and NetScout. See "Corporate Development Relationships."

     Key features of our FrameSaver system include:

     - extensive performance management with non disruptive diagnostic and control capabilities to identify and resolve problems quickly;

     - standards based TruePut measurements that allow customers to measure data throughput both within and above their committed information rates;

     - available in a range of network access speeds, from 64 Kbps up to T3;

     - inband, non disruptive management over the Frame Relay network and out of band management with an integrated dial modem;

     - router independent for ease of installation and diagnostics;

     - ISDN dial backup to protect against network failures;

     - network to network interface for SLM across multiple Frame Relay networks;

     - auto configuration of CPE for ease of installation; and

     - the ability to scale from small single customer networks to very large service provider networks.

     FrameSaver allows companies to build and manage data networks based on public network services, while maintaining the same operational efficiency and confidence used in the management of private networks. By deploying FrameSaver, business customers can move applications from costly leased lines to shared public networks and benefit from reduced network services costs, while maintaining a high degree of control of the network. The FrameSaver system enables NSPs and business customers to accurately monitor the performance of individual customer connections across a public or private Frame Relay or Frame Relay/ATM network and to report details of that performance at varying time intervals.

     While competing products may offer some of the features of the FrameSaver product, we believe that no other product on the market today offers as wide of a variety of features. With our FrameSaver product's router independence, NSPs are able to manage the network end-to-end without relying on the customer's router. Router independence is a key differentiating feature because during installation of the circuit, the router might not be installed and when diagnosing an operational circuit, it may be the router that is actually causing the problem. FrameSaver offers NSPs the ability to perform non-disruptive circuit loopback testing from their network operations center. This FrameSaver feature allows an NSP to respond to a trouble call within a few minutes instead of hours, saving time and personnel expense while increasing customer satisfaction. For these reasons, management believes that due to its comprehensive feature set, FrameSaver offers NSPs and business customers cost savings not found in competing solutions.

     Broadband Conventional Access

     [DIAGRAM DEPICTING THE PARADYNE NEXTEDGE SOLUTION AGGREGATING MULTIPLE VOICE AND DATA APPLICATIONS OVER A SINGLE BROADBAND ACCESS FACILITY CONNECTING TO THE PUBLIC SWITCHED TELEPHONE NETWORK AND A FRAME RELAY NETWORK AND PROVIDING SLM.]

     Acculink and NextEdge T1/E1 digital access products consist of a range of products that provide an interface between a T1 or E1 circuit and a customer's high-speed digital equipment, such as a computer, router, multiplexer, WAN switch or PBX. The Acculink and NextEdge products are managed by our OpenLane network management system, which provides centralized management of large, geographically disbursed networks for NSPs and businesses. Businesses, service providers, government entities and other organizations use these products to build low-cost, centrally managed networks for high-speed, digital applications. Our T1/E1 digital access products provide a broad range of features, including centralized, standards-based network management multiple voice and data interface ports and multiplexing.

     Acculink. Acculink products provide integrated voice and data network access to business customers who want to take full advantage of their T1/E1 bandwidth capacity. The products are used primarily in applications where voice and data integration over a T1 or E1 line is required. The Acculink T1/E1 products were introduced as a standard part of AT&T's High-Speed Accunet digital services in the early 1990s, and have been deployed widely in large business networks ever since.

     NextEdge. The NextEdge products add the SLM capabilities of FrameSaver to the functionality provided by the Acculink products. NextEdge products are used by NSPs and business customers to deploy integrated voice and data services plus managed Frame Relay services over a common T1 infrastructure. Business customers are seeking to maintain the SLM capabilities they have come to view as essential for their public Frame Relay services as they integrate other network services onto available bandwidth in their T1 access lines.

  NARROWBAND SOLUTIONS

     Our Comsphere digital access products consist of a family of managed digital service units that provide a network interface for a digital circuit operating at up to 64 Kbps and a customer's digital equipment, such as a computer, terminal controller, router or other narrowband digital communications equipment. We introduced the Comsphere DSUs in the early 1990s, when they were offered as a standard part of AT&T's DDS services. Our Comsphere analog modems enable communications over switched or leased analog circuits. These analog modems are approved for use around the world and are widely deployed in business and NSP networks. These highly managed modems operate on both dial circuits and analog private line circuits where network applications demand an extremely high degree of network uptime and manageability. All of the Comsphere products are managed by our OpenLane network management system, which provides centralized management of large, geographically disbursed networks for NSPs and businesses.

     Businesses, service providers, government entities and other organizations use these products to build low-cost, centrally managed networks for their digital applications. Many of these customers have also begun installing our Acculink, NextEdge and FrameSaver products for their broadband network access applications. We estimate that we have shipped more than 875,000 narrowband access products over the past five years.

NETWORK MANAGEMENT SOLUTIONS

     OpenLane. The OpenLane network management system, a centralized management platform, integrates OpenLane into all of our product families and provides NSPs and business customers with the ability to manage their network access products located at the edge of the WAN. The OpenLane software is purchased separately with each of our products in order to utilize OpenLane's management capabilities. OpenLane consists of a suite of network management tools that provide SLM and visibility into the pertinent details of network circuits and network access unit performance. The management tools work together to provide business customers and NSPs with detailed, accurate performance metrics needed to understand precisely how their network is performing and where performance problems or potential problems may reside. The OpenLane network management system offers a user-friendly graphical user interface and graphical reporting. OpenLane is designed to work with Hewlett-Packard's OpenView network management platform and is based extensively on standards, such as SNMP, which enable it to interface with many third-party network management applications that our business and NSP customers may be using. OpenLane can provide reports and access to screens either directly or by using the Internet for web-based delivery. Recent releases of our OpenLane software modules are based on Java programming to permit a platform independent system. Our NSP and business customers depend on the OpenLane network management system as the central management system they use to monitor and control the network access products that they have deployed in their networks.

CORPORATE DEVELOPMENT RELATIONSHIPS

     Our success is dependent upon our continued development relationships with certain companies. We expect to continue to collaborate with technology partners to facilitate the development of competitive products. Currently, our development relationships include the following:

     AG Communication Systems. In June 1998, we entered into a joint development and distribution agreement with AGCS. Paradyne granted a non-exclusive license to AGCS to incorporate Paradyne's Tripleplay technology into AGCS's central office switch, digital loop carrier and/or DSLAM equipment and distribute to sellers of telecommunications systems the products that incorporate the Tripleplay technology. AGCS agreed to pay a license fee to Paradyne for the Tripleplay technology. Paradyne granted AGCS a non-exclusive right to purchase certain Tripleplay hardware and software for distribution, and AGCS granted Paradyne a non-exclusive right to purchase certain switch products for distribution. The agreement will expire in June 2003, unless renewed.

     NetScout. In January 1998, we entered into a marketing and license agreement with NetScout under which Paradyne agreed to utilize exclusively NetScout's RMON-2 network management software with our FrameSaver Frame Relay access unit products, to market and sell NetScout Manager Plus software with our FrameSaver system and not to compete against NetScout with respect to RMON-based technology. NetScout agreed to reference Paradyne as a strategic partner for DSUs, DSLs and multiplexers and agreed to give preference to Paradyne when sourcing or integrating DSUs. NetScout granted a non-exclusive license to promote, market, sell, license and distribute any NetScout software or product embedded into Paradyne's FrameSaver products in exchange for royalty fees to NetScout. The agreement will expire in January 2003, unless renewed.

     Xylan. Effective March 1999, we entered into a joint development and supply arrangement with Xylan under which Xylan granted us a non-exclusive, worldwide right to market, distribute and sell its OmniSwitch product and related products with our DSL products. The agreement further provides that through at least March 2001, we are Xylan's primary reseller of these products for connections to our DSLAMs. Paradyne and Xylan have agreed upon feature enhancements to these products to meet specific customer requirements. The agreement continues for two years, after which it may be automatically renewed for successive one-year periods.

     Ascend Communications. In November 1998, we entered into a joint development and marketing agreement with Ascend in connection with our OpenLane SLM software and Ascend's Navis, a network management system. Under the agreement, we agreed to develop interface software which integrates OpenLane with Navis, creating a single integrated solution for CLECs, incumbent carriers and other NSPs. Ascend and Paradyne jointly market Navis, together with OpenLane SLM software, to NSPs. The agreement will continue unless terminated upon 60 days written notice.

     GlobeSpan. Effective March 1999, we entered into a supply agreement with GlobeSpan which provides for preferential pricing to Paradyne and other terms in connection with the purchase of GlobeSpan products by Paradyne. Under the terms of this agreement, GlobeSpan is required to honor Paradyne's orders for GlobeSpan products in quantities at least consistent with Paradyne's past ordering practices and agreed to afford Paradyne at least the same priority for its orders as GlobeSpan affords other similarly situated customers. Paradyne was also granted immunity under GlobeSpan's intellectual property rights for all Paradyne customers that purchase Paradyne products that incorporate GlobeSpan products. GlobeSpan has been selling products to Paradyne pursuant to these terms since July 1998. The agreement will expire in March 2003, unless terminated upon one year's notice. In addition to the supply agreement, Paradyne and GlobeSpan work very closely together to develop capabilities that are jointly defined by the two companies. Our marketing and research and development organizations meet on a regular basis to review the status of projects.

SALES, MARKETING AND DISTRIBUTION

     We sell our products worldwide through a multi-tier distribution system that includes direct sales, strategic partner sales, NSP sales and traditional distributor or VAR sales. Our sales teams are supported with marketing programs, educational programs, field technical support and telephone technical support. Our Internet and intranet sites are used extensively to communicate with our sales teams, our customers and our resellers.

     Our direct sales teams are organized to sell directly to NSP, VAR and distributor customers. Our NSP and VAR customers purchase our products and then sell them or provide them in a service offering to business customers. We support our resellers' sales activity with a demand generation sales force. This team markets to business customers in support of our VAR and NSP partners. Our resellers add value by providing order processing, credit and significant sales and technical support. Our field sales teams are comprised of sales and systems engineering personnel that are experienced and knowledgeable about the products and technologies we provide and support. Our field sales teams are further supported by Paradyne's telesales team. This inside sales team answers all incoming emails and telephone calls, makes outbound telephone calls, follows up on leads generated through advertising and provides telephone support to our resellers.

     Our resellers are responsible for identifying potential business customers, selling our products as part of complete solutions and, in some cases, customizing and integrating our products at end users' sites. We establish relationships with resellers through written agreements that provide prices, discounts and other material terms and conditions under which the distributor is eligible to purchase our products for resale. Such agreements generally do not grant exclusivity to the resellers, prevent the resellers from carrying competing product lines or require the resellers to sell any particular dollar amount of our products, although the contracts may be terminated at our election if specified sales targets and end user satisfaction goals are not attained. We nurture these relationships with resellers with incentive and training programs. This multi-channel sales strategy encourages broad market coverage by allowing our sales personnel to create demand for our products while giving customers the flexibility to choose the most appropriate delivery channels.

     We participate in trade shows and seminars and make extensive use of the Internet and our web presence at www.paradyne.com to promote and generate demand for our products. (The reference to our worldwide web address does not constitute incorporation by reference into this prospectus of the information contained at this web site.) Since most of our customers utilize the Internet, we believe that our Internet presence is a low cost and highly effective method for educating our customers about our products and creating demand for our products. As a result, we place Internet advertising and conduct targeted email marketing. Our web site includes product information, multimedia presentations and customer testimonials. We also host Internet based interactive seminars for promotional seminars, training events and press conferences.

     Channel marketing programs allow us to attract and support our resellers, including NSPs. Our "Connect to Success" reseller program markets and sells products directly to large resellers and through national distributors, such as Ingram Micro and Tech Data, to hundreds of VARs and NSPs. Our relationships with these distributors provide significant value to our reseller partners by giving them immediate availability to product without the cost of stocking. These well known distributors also extend credit to resellers, increasing their buying power, and providing them with direct shipments to end customers further reducing costs. Our reseller programs provide advertising support, volume incentive rebates, exclusive access to technical support via 800 numbers and through our web site. Special programs encourage VAR loyalty, focus on strategic products, and focus on winning new accounts. Specialized product training programs are provided to our resellers at our headquarters, in the field and over the web.

     In addition to the marketing and sale of our products, we resell the AAC, our private label for the IMACS system of Premisys Corporation, through a small, focused sales team. Paradyne and Premisys entered into a distribution agreement in 1992, which has been amended and extended, under which we have certain exclusive distribution rights through April 2005 for Premisys' IMACS system, which we market to Lucent and AT&T. In 1995 and 1996, we sold the AAC to Lucent, AT&T and many other companies. In 1997, we discontinued selling the product to customers other than Lucent and AT&T for various pricing and distribution reasons. Currently, we sell the AAC to Lucent and AT&T for a variety of wireless and wireline applications. We have also developed and sell certain hardware and software enhancements for the AAC.

CUSTOMERS

     The end-users of our equipment are primarily businesses and NSPs.

  BUSINESS CUSTOMERS

     Business customers include businesses around the world that purchase equipment for their company's WAN from Paradyne's resellers or, for certain international customers, directly from Paradyne. Set forth below is a representative list of businesses who purchased over $100,000 of our products in 1998:

Aon                             Fifth Third Bank            Norwest
Bank of America                 First Union                 Paine Webber
Bank One                        Freddie MAC                 Progressive
Boise Cascade                   General Electric            Prudential
Chase Manhattan                 Hartford                    Roadway Express
Cigna                           Hertz                       The Associates
Citigroup                       JC Penney                   Toyota
CSX                             Liberty Mutual              Unisys
Delta Airlines                  Litton                      Utilicorp
Everen Securities               Lucent                      VISA
Farmers Insurance               Merrill Lynch               Xerox

  NETWORK SERVICE PROVIDERS

     NSPs purchase equipment for their network or for resale into their customers' networks. Set forth below is a representative list of NSPs who purchased over $100,000 of our products in 1998:

AT&T                            Guangdong PTA               RAM Mobile Data
Ameritech                       HarvardNet                  Rhythms
Bell Canada                     Henan PTA                   Saudi Telecom
Bell South                      IBM Global Network          Shandong PTA
Cable & Wireless Panama         Metronet                    Shenzhen PTT
Cadvision                       MGC Communications          SITA
CFW Communications              MT&T                        Sprint
Egypt Telecom                   North Pittsburg Telephone   TDS Telecom
Fonorola                        NTT                         Telus Communications
Guangzhou PTT                   PLDT                        Tunisia Telecom

     In the year ended December 31, 1998, two of our customers accounted for greater than 10% of revenues. Direct sales to Lucent in 1998 accounted for approximately 35% of our total revenues. Sales to Tech Data accounted for approximately 17% of our total revenues. We estimate that approximately 63% of our sales to Tech Data represented products that were resold to Lucent. Collectively, we estimate that direct and indirect sales to Lucent accounted for approximately 47% of our total revenues in 1998. Lucent purchases products to include in their data networking solutions products, which it sells to businesses worldwide. Lucent also purchases our products to package with their various telephone systems. Tech Data purchases products from us as a distributor.

CUSTOMER SUPPORT

     We maintain a strong focus on customer service and support for our resellers and end user customers. We accomplish this at our customers' sites through systems engineers who work with customers in a pre-sales role, and through the support teams of our resellers. The Paradyne Technical Support Center provides telephone based pre- and post-sales support to resellers and customers on a seven day, 24 hour basis and also provides proposal support to the sales organization. Our training organization provides technical training to end users, maintenance service providers, NSPs and sales channels. Training is included as a part of our channel programs or is provided on a fee basis.

     We provide maintenance support offerings that utilize a variety of service organizations based on geography and skills required. Our authorized service providers include Lucent, NCR, Myriad and TechForce. These service providers provide service offerings that include various maintenance packages, installation, remote management, project management and other professional service options.

     Warranties on most of our hardware products extend for 24 months. A number of products carry a 12 month warranty and others carry a 60 month warranty. Software products carry a 90 day warranty. Factory repair or replacement is provided by us.

COMPETITION

     The telecommunications market is highly competitive, and we believe that competition may increase substantially as the introduction of new technologies, deployment of broadband networks and potential regulatory changes create new opportunities for established and emerging companies in the industry. We compete directly with other providers of broadband and narrowband access equipment, including ADC Telecommunications, Adtran, Alcatel, Ascend, Cisco, Copper Mountain, Digital Link, Larscom, Motorola, Nokia, Nortel Networks, Orckit, PairGain, Sync Research, 3Com, Tut Systems and Visual Networks. We expect that competition for products that address the broadband access market will grow as more companies and an increasing number of new companies focus on this market to develop solutions for higher speed access to public networks. We expect that competition for products that address the narrowband market will not dramatically change over the course of the next few years.

     Many of our current and potential competitors are larger than we are and have significantly greater financial, sales and marketing, technical, manufacturing and other resources and more established channels of distribution. As a result, these competitors may be able to respond more rapidly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products. Our competitors may enter our existing or future markets with solutions that may be less costly, provide higher performance or additional features or be introduced earlier than our solutions. Some of our competitors currently offer financing alternatives to their customers at levels at which we cannot compete.

     Our markets are characterized by increasing consolidation both within the data communications sector and by companies combining or acquiring data communications products and technology for delivering voice-related services, as exemplified by the recently announced acquisitions of Ascend by Lucent, Diamond Lane by Nokia and Xylan by Alcatel. Increased competition and consolidation could result in price reductions and loss of market share by Paradyne. We cannot be sure of the impact of any of these acquisitions on the competitive environment for our products. Increased competition and consolidation could result in price reductions and a decrease in our market share. Our future success will depend on our ability to compete successfully against our competitors based on the following factors:

     - key product features;

     - system reliability and performance;

     - technological innovation;

     - price;

     - time to market;

     - breadth of product lines;

     - conformity to industry standards;

     - ease of installation and use;

     - brand recognition;

     - ability to help customers finance purchases;

     - technical support and customer service; and

     - size and stability of operations.

RESEARCH AND DEVELOPMENT

     Since 1969, we have been developing technologies and solutions for the communications market. We believe that our future success is dependent on our ability to continue to rapidly deliver innovative broadband access solutions. Time to market is critical in order to meet the requirements of our extensive customer base and to be able to quickly adapt to the constantly emerging needs in the market. Innovation is critical in order to provide the capabilities that differentiate the products and solutions that we offer from those of our competitors. We intend to maintain an ongoing investment in research and development that will support technological innovation.

     Our research and development efforts are focused on sustaining and enhancing our existing products and developing innovative new solutions in the emerging broadband market. We emphasize early and frequent interaction between our research and development systems engineers, key technologists and customers to arrive at unique solutions to meet specific product requirements. Customer feedback is also obtained from resellers and through participation in industry events, organizations, and standards bodies.

     We have developed core competencies in SLM, broadband systems internetworking, network management, and broadband access technologies. We will continue to rely on the use of industry and technology partnerships to further enhance the capability to quickly introduce new solutions into the broadband market, and we expect to continue to employ a strategy that uses a combination of internally developed solutions and external partnering.

     We maintain research and development sites in Largo, Florida and Red Bank, New Jersey. In addition, engineering work is completed in Mexico and India through technology partnering arrangements. In order to maintain our rapid pace of product introduction, we will need to continue to attract talented engineers and invest in state-of-the-art research and development tools and processes. We will continue to invest resources in key skill areas, such as Java programming, system software, digital signal processing, internetworking, data communication protocols (ATM, Frame Relay, IP), test automation, central office solutions, RISC processing, transmission technologies, and telephony.

     Currently, we are developing enhancements for all of our broadband and SLM product families. We expect this work to result in feature improvements to these products, reduce our costs associated with their manufacture or reduce the cost to deploy them. We are focused on increasing the density of our DSL systems and expect to introduce 12 and 24 line cards for our Hotwire DSLAM. We are also adding SLM to products that did not previously include SLM capability, enhancing the SLM features for those products that already support SLM and adding DSL function to products that currently have only conventional broadband capabilities.

INTELLECTUAL PROPERTY

     Our success and ability to compete is dependent in part upon our proprietary technology. We rely on a combination of patent, copyright and trade secret laws and non-disclosure agreements to protect our proprietary technology. We currently hold 163 U.S. patents and have 108 U.S. patent applications pending. In addition, we hold certain corresponding foreign patents and have certain corresponding foreign patent applications pending. There can be no assurance that patents will be issued with respect to pending or future patent applications or that our patents will be upheld as valid or will prevent the development of competitive products. We seek to protect our intellectual property rights by limiting access to the distribution of our software, documentation and other proprietary information. In addition, our employees execute proprietary information agreements and we enter into nondisclosure agreements with certain of our strategic partners. There can be no assurance that the steps taken by us in this regard will be adequate to prevent misappropriation of our technology or that our competitors will not independently develop technologies that are substantially equivalent or independently developed technologies that are substantially equivalent or superior to our technologies. We also are subject to the risk of adverse claims and litigation alleging infringement of the intellectual property rights of others. In this regard, there can be no assurance that third parties will not assert infringement claims in the future with respect to our current or future products or that any such claims will not require the us to enter into license arrangements or result in protracted and costly litigation, regardless of the merits of such claims. No assurance can be given that any necessary licenses will be available or that, if available, such licenses can be obtained on commercially reasonable terms.

MANUFACTURING AND FACILITIES

     Our principal administrative, engineering and manufacturing facilities are located in two leased buildings totaling approximately 333,000 square feet in Largo, Florida. In addition, we maintain a research and development facility of approximately 29,000 square feet in Red Bank, New Jersey. The leases for the Largo, Florida facility and the Red Bank, New Jersey facility expire in 2007 and 2003, respectively, and there are two five-year renewal options on the Largo, Florida facility. Additionally, there is an automatic extension of the lease term of the Largo, Florida lease if the current landlord sells this property within the first three years of the lease. The Red Bank lease is not renewable but we retain the right to renegotiate with the landlord. We also lease offices for branch sales and administration in Virginia, as well as in Canada, France, Egypt, Japan, Hong Kong, Singapore and the People's Republic of China. Collectively, these offices occupy approximately 27,000 square feet. Leases for these facilities expire at various times during 1999 and 2002. We believe that the current facilities will be able to accommodate anticipated expansion of operations in these locations over the next 24 months.

     We manufacture substantially all of our products. All of our major operations are ISO-9001 registered. Many of our parts are procured from a variety of qualified suppliers per our specification. Certain strategic suppliers are electronically linked, and given 26 week visibility of demand. We believe that this is critical in maintaining high delivery volumes and minimizing inventory. We use a combination of standard parts and components, which are generally available from more than one vendor and some parts that are obtained from a single source. We have generally been able to obtain adequate supplies in a timely manner from our current vendors or, when necessary, to meet production needs from alternative vendors. We believe that, in most cases, alternate vendors can be identified if current vendors are unable to fulfill our needs. However, if we are unable to obtain sufficient quantities of necessary supplies, or if there is a significant increase in the price of key components or materials, delays or reductions in manufacturing or product shipments could occur, which would have a material adverse effect on our business, financial condition and results of operations.

     We believe that we have sufficient production capacity to meet current demand for our product offerings and anticipate meeting future demand through a combination of the use of additional employees and increased outsourcing of products or components. In addition, we have the right of first refusal on the construction of any building on certain land adjacent to our Largo, Florida facilities if more space is needed to expand our manufacturing operations.

EMPLOYEES

     As of March 31, 1999, we employed approximately 855 full time employees. We retain a number of contract employees, primarily in manufacturing and research and development, during peak demand periods. We anticipate the number of contract employees to decline in the future. None of our employees is covered by collective bargaining agreements, and we believe that our relations with our employees are good.

GOVERNMENT REGULATION

     In the U.S., the 1996 Act changed the regulatory environment for all NSPs, including the CLECs and incumbent carriers among our customer base. The 1996 Act removed federal, state and local barriers to entry into the local telephone market by CLECs. The 1996 Act also imposed significant obligations on incumbent carriers, including obligations to interconnect their networks with competitors' networks and to unbundle their networks and provide competitors with access to unbundled network elements. The 1996 Act also directs the Federal Communications Commission to adopt local loop access rules to enable competitive providers of advanced services, such as high-speed Internet access, to deploy new technologies on a faster, more cost-effective basis to consumers.

     Companies selling terminal equipment to be connected to the public switched telephone network ("PSTN") must register certain of their products with the FCC and conform them to technical standards promulgated by the FCC in its regulations. These regulations are designed to protect the PSTN from harm, including interference and service degradation.

LEGAL PROCEEDINGS

     We are not a party to any pending material litigation.

                                   MANAGEMENT

OFFICERS AND DIRECTORS

     Our officers and directors, the positions held by them, and their ages as of March 31, 1999 are as follows:

NAME                                        AGE                        POSITION
Andrew S. May.............................  38    President, Chief Executive Officer and Director
Sean E. Belanger..........................  43    Senior Vice President, Worldwide Sales
Patrick M. Murphy.........................  42    Senior Vice President, Chief Financial Officer and
                                                  Treasurer
James L. Slattery.........................  59    Senior Vice President, Chief Legal and Intellectual
                                                    Property Officer and Corporate Secretary
J. Scott Eudy.............................  41    Vice President, Network Access Products
Paul H. Floyd.............................  41    Vice President, Research and Development
John M. Guest.............................  54    Vice President, Chief Information Officer
Mark Housman..............................  46    Vice President, Marketing
Sherril A. Claus Melio....................  47    Vice President, Human Resources and Administration
H. Edward Thompson........................  52    Vice President, Manufacturing
Frank J. Wiener...........................  38    Vice President, DSL Products
Thomas E. Epley...........................  58    Chairman, Board of Directors
David M. Stanton..........................  36    Director
William R. Stensrud.......................  48    Director

     Andrew S. May has served as President since December 1996, Director since January 1997, and Chief Executive Officer since May 1997. From October 1995 to November 1996, he served as Vice President and General Manager of 3Com Corporation's Network Service Provider division. From April 1992 to October 1995, Mr. May served as Vice President of Marketing for Primary Access Corporation, which was acquired by 3Com in 1995. Mr. May holds a B.A. in economics from the University of New Hampshire.

     Sean E. Belanger has served as Senior Vice President of Worldwide Sales since June 1997. From November 1996 to May 1997, he served as Vice President and General Manager of 3Com Corporation's Network Service Provider division. From September 1992 to November 1996, he was Vice President of Sales for Primary Access Corporation. Mr. Belanger holds a B.S. in business management from Virginia Polytechnic Institute and State University.

     Patrick M. Murphy has served as Senior Vice President, Chief Financial Officer and Treasurer since August 1996. He also has served as a director and Vice President, Chief Financial Officer, and Treasurer of Paradyne Credit Corp., an affiliated entity, since August 1996. From August 1996 to July 1998 he served as Vice-President, Treasurer, Chief Financial Officer of GlobeSpan, an affiliated entity. From January 1987 to August 1996, he served as Chief Financial Officer of Continental Broadcasting, Ltd., a television and radio broadcast company. Mr. Murphy holds a B.S./B.A. in finance from John Carroll University and is a certified public accountant.

     James L. Slattery has served as Senior Vice President, Chief Legal and Intellectual Property Officer and Corporate Secretary since August 1996 and held various executive positions at Paradyne since April 1985. He has also served as a director and Vice President and Corporate Secretary for Paradyne Credit Corp., an affiliated entity, since August 1996. From August 1996 to March 1999 he served as Vice President and Secretary of GlobeSpan, an affiliated entity. Mr. Slattery holds a B.S. from New York University in international relations and commerce and a J.D. from Washington & Lee School of Law.

     J. Scott Eudy has served as Vice President of Network Access products since December 1997. From February 1981 to September 1996, he held various sales, engineering and marketing positions with AT&T. Mr. Eudy holds a B.S. in mechanical engineering and an M.B.A. from Texas Tech University.

     Paul H. Floyd has served as Vice President of Research and Development since July 1996. From October 1992 to June 1996, he was Director of Research and Development for AT&T Paradyne's digital products development group. Mr. Floyd holds a B.S. and M.S. in electrical engineering from Stevens Institute of Technology and an M.B.A. from the University of South Florida.

     John M. Guest has served as Vice President and Chief Information Officer since October 1996. From April 1990 to October 1996 he served in numerous management capacities with Paradyne. Prior to joining Paradyne in 1990, he was a senior manager at AT&T responsible for its data communications product line. Mr. Guest attended Rutgers University.

     Mark Housman has served as Vice President of Marketing since May 1997. Previously, Mr. Housman was a Vice President of Sales from October 1994 to May 1997. Mr. Housman holds a B.S. in mechanical engineering from the New York Institute of Technology and an M.B.A. in marketing from New York University.

     Sherril A. Claus Melio has served as Vice President of Human Resources and Administration since May 1997. From July 1993 to May 1997, she was Vice President of Human Resources. Ms. Melio holds a B.S. in behavioral science from San Jose State University.

     H. Edward Thompson has served as Vice President of Manufacturing since August 1993. Mr. Thompson holds a B.S. in mechanical engineering from Georgia Institute of Technology and a Masters of Engineering Administration from the University of South Florida.

     Frank J. Wiener has served as Vice President of Paradyne's DSL Products since August 1996. From February 1989 to August 1996, he served as a director and manager of various marketing, sales and business development departments at Paradyne. Mr. Wiener holds a B.S. in electrical engineering from the University of South Florida.

     Thomas E. Epley has served as the Chairman of the Board of Directors since August 1996. He also served as President from August 1996 to December 1996 and Chief Executive Officer from August 1996 to May 1997. From August 1996 to April 1997, Mr. Epley was Chief Executive Officer and President of GlobeSpan, an affiliated entity. He has served as a director of GlobeSpan since August 1996 and was Chairman of the Board of Directors from August 1996 to March 1999. He has served as a director and President and Chief Executive Officer of Paradyne Credit Corp., an affiliated entity, since August 1996. From 1993 to 1996, he was a director of Carlton Communications. From 1991 to 1996, he served as Chairman and Chief Executive Officer of Technicolor, a provider of services and products to the entertainment industry. Mr. Epley holds a B.S. degree in mechanical engineering from the University of Cincinnati and an M.B.A. from the Kellogg School of Northwestern University.

     David M. Stanton has served as a director of Paradyne since August 1996. Mr. Stanton is a partner of Texas Pacific Group, where he has been employed since 1994. Prior to joining Texas Pacific Group, Mr. Stanton was a venture capitalist with Trinity Ventures, where he specialized in information technology, software and telecommunications investing. Mr. Stanton currently serves as a director of Denbury Resources, Inc., and several private companies, including GlobeSpan Semiconductor Inc., and Paradyne Credit Corp., affiliated entities of Paradyne. Mr. Stanton holds a B.S. in chemical engineering from Stanford University and an M.B.A. from the Stanford Graduate School of Business.

     William R. Stensrud has served as a director of Paradyne since January 1997. Mr. Stensrud has been a general partner at the venture capital investment firm of Enterprise Partners since January 1997. Previously, from February 1992 to March 1996, Mr. Stensrud served as President and Chief Executive Officer of Primary Access Corporation. Mr. Stensrud is a director of several public and privately held companies, including Rhythms. Mr. Stensrud holds a B.S. in electrical engineering and computer science from the Massachusetts Institute of Technology.

COMMITTEES OF THE BOARD OF DIRECTORS

     Following this offering, the Board of Directors will be divided into three classes, with each class serving three-year terms.

     The Board of Directors has established an Audit Committee and a
Compensation Committee. The Audit Committee consists of                and
               . The Audit Committee makes recommendations to the Board of Directors regarding the selection of independent auditors, reviews the results and scope of the audit and other services provided by our independent auditors and reviews and evaluates our audit and control functions.

     The Compensation Committee consists of                ,                and
               . The Compensation Committee makes recommendations regarding our 1996 Amended and Restated Equity Incentive Plan and makes decisions concerning salaries and incentive compensation for our employees and consultants.

DIRECTOR COMPENSATION

     During 1998, our outside directors were not compensated for serving as members of the Board of Directors. Following the closing of this offering,
outside directors will receive $          for participation in meetings of the
Board of Directors and $          for participation in committee meetings held
on days other than those on which meetings of the Board of Directors are held. In addition, outside directors will receive option grants under the 1996 Amended and Restated Equity Incentive Plan and will be eligible for automatic option grants under our 1999 Non-Employee Directors' Stock Option Plan as described below.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Mr. Epley has served as Chairman of our Board of Directors since August 1996. He is also a current director of GlobeSpan, was Chairman of their Board of Directors from August 1996 to March 1999 and was their Chief Executive Officer and President from August 1996 to April 1997.

     Mr. Epley, Mr. Stanton and Mr. Stensrud also have a pecuniary interest in the Paradyne and GlobeSpan shares held by Communication Partners.

     For a further description of interlocking transactions, see "Certain Transactions."

EXECUTIVE COMPENSATION

     The following table sets forth information concerning compensation for services rendered during the fiscal year ended December 31, 1998 by our Chief Executive Officer and our four other most highly compensated executive officers whose salary and bonus for the last fiscal year exceeded $100,000, collectively referred to as the Named Executive Officers. There were no options granted to the Named Executive Officers during fiscal 1998.

                                                           ANNUAL COMPENSATION (1)
                                                           ------------------------     ALL OTHER
NAME AND PRINCIPAL POSITION                                  SALARY        BONUS       COMPENSATION
Thomas E. Epley..........................................   $586,541            --       $18,102(2)
  Chairman, Board of Directors
Andrew S. May............................................    323,094      $ 88,750           536(3)
  President, Chief Executive Officer and Director
Patrick M. Murphy........................................    220,055        35,000           479(4)
  Senior Vice President and Chief Financial Officer
Sean E. Belanger.........................................    200,018        58,669           492(5)
  Senior Vice President, Worldwide Sales
James L. Slattery........................................    197,002       104,125(6)      2,155(7)
  Senior Vice President, Chief Legal and Intellectual
  Property Officer and Corporate Secretary

------------------------------

(1) In accordance with the rules of the Securities and Exchange Commission (the "Commission"), the compensation described in this table does not include medical, group life insurance or other benefits which are available generally to all salaried employees of Paradyne and certain perquisites and other personal benefits received which do not exceed the lesser of $50,000 or 10% of any officer's salary and bonus disclosed in this table.

(2) Mr. Epley received life insurance benefits and payments for living expenses during 1998.

(3) Mr. May received life insurance benefits during 1998.

(4) Mr. Murphy received life insurance benefits during 1998.

(5) Mr. Belanger received life insurance benefits during 1998.

(6) Includes a bonus in the amount of $53,280 for which the Company was reimbursed by Lucent pursuant to an arrangement entered in connection with the sale of Paradyne by Lucent in 1996.

(7) Mr. Slattery received life insurance benefits during 1998.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION
                                     VALUES

     The following table sets forth information regarding options exercised during fiscal 1998 by the Named Executive Officers and the number and value of securities underlying unexercised options held on December 31, 1998.

                                                NUMBER OF SECURITIES UNDERLYING     VALUE OF UNEXERCISED IN-THE-
                        NUMBER OF                    UNEXERCISED OPTIONS AT               MONEY OPTIONS AT
                         SHARES                        DECEMBER 31, 1998               DECEMBER 31, 1998 (1)
                       ACQUIRED ON    VALUE     --------------------------------   ------------------------------
NAME                    EXERCISE     REALIZED   EXERCISABLE        UNEXERCISABLE   EXERCISABLE      UNEXERCISABLE
Thomas E. Epley......      --          --               --                  --             --                --
Andrew S. May........      --          --        1,275,000           1,275,000     $2,097,000        $2,097,000
Patrick M. Murphy....      --          --          168,750             131,250        393,188           305,813
Sean E. Belanger.....      --          --          225,000             375,000        524,250           873,750
James L. Slattery....      --          --               --              90,000             --           209,700

------------------------------

(1) The calculations of the value realized and of the unexercised in-the-money options are based on fair market value of our common stock of $3.33 per share as of December 31, 1998, less the exercise price payable for such shares.

EMPLOYMENT AGREEMENTS

     Paradyne has a Key Employee Agreement with Thomas E. Epley dated as of August 1, 1997 and continuing until July 31, 1999. During the first 12 months of the agreement, Mr. Epley was entitled to a base salary of not less than $650,000. During the second 12 months of the agreement, he was entitled to a base salary of not less than $500,000. Mr. Epley is neither eligible to participate in our 1996 Equity Incentive Plan nor is he eligible for a discretionary or incentive bonus. During the term of the agreement, Mr. Epley is serving as Chairman of the Board of Directors. Either Paradyne or Mr. Epley has the right to terminate Mr. Epley's employment at any time for any reason. If we terminate Mr. Epley's employment without cause or he resigns for a material breach by us of his employment agreement, he will continue to receive his base salary through July 31, 1999.

     Paradyne has an Employment Agreement with Andrew S. May dated as of October 31, 1996 and continuing indefinitely. Under the agreement, Mr. May is entitled to receive an annualized base salary of not less than $300,000. He received a commencement bonus in the amount of $35,000 and is eligible to receive an annual cash bonus of up to 50% of his base salary. He is also eligible to participate in the 1996 Equity Incentive Plan. During the term of the agreement, Mr. May is serving as President and Chief Executive Officer. Either Paradyne or Mr. May has the right to terminate Mr. May's employment at any time for any reason. If we terminate Mr. May's employment without cause or he resigns for a material breach by us of his employment agreement, he will receive a severance payment equal to one year's salary.

     Paradyne has a Key Employee Agreement with Patrick M. Murphy dated as of August 1, 1996 and continuing indefinitely. Under the agreement, Mr. Murphy is entitled to receive an annualized base salary of not less than $215,000. He is eligible for a discretionary bonus in an annualized amount of up to $70,000. He is also eligible to participate in the 1996 Equity Incentive Plan. During the term of the agreement, Mr. Murphy is serving as Senior Vice President, Chief Financial Officer and Treasurer. Either Paradyne or Mr. Murphy has the right to

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

terminate Mr. Murphy's employment at any time for any reason. If we terminate Mr. Murphy's employment without cause, he will receive a severance payment equal to one year's salary.

     Paradyne has a Key Employee Agreement with James L. Slattery dated as of August 1, 1996 and continuing indefinitely. Under the agreement, Mr. Slattery is entitled to receive an annualized base salary of not less than $189,410. He is eligible for a discretionary bonus in an annualized amount of up to $85,000. He is also eligible to participate in the 1996 Equity Incentive Plan. During the term of the agreement, Mr. Slattery is serving as Senior Vice President, Chief Legal and Intellectual Property Officer and Corporate Secretary. Either Paradyne or Mr. Slattery has the right to terminate Mr. Slattery's employment at any time for any reason. If we terminate Mr. Slattery's employment without cause, he will receive a severance payment equal to one year's salary.

CHANGE OF CONTROL PROVISIONS

     We have an arrangement with Andrew S. May governing the vesting of stock options upon a change in control. The agreement provides that all of Mr. May's options shall become exercisable upon a change in control. We have arrangements with Patrick M. Murphy and James L. Slattery governing the vesting of stock options upon a change of control. Each agreement provides that in the event of a change in control, 50% of the unvested options held by the officer shall become immediately exercisable and the remaining unvested shares shall become exercisable if the officer does not receive comparable employment following the change of control. Furthermore, if the officer receives comparable employment, the remaining unvested shares shall become exercisable for a minimum stated value upon the earlier of the one year anniversary of the change in control or the officer's termination without cause. We have an arrangement with Sean E. Belanger governing the vesting of stock options upon a change in control. The agreement provides that all of Mr. Belanger's options shall become exercisable in the event Mr. Belanger is not offered comparable employment following a change of control, and his stock options are not either assumed or replaced with similar stock options.

1996 EQUITY INCENTIVE PLAN

     The 1996 Equity Incentive Plan (the "1996 Plan") was adopted by Paradyne Acquisition Corp.'s Board of Directors in January 1997 and approved by its stockholders in April 1997. An amendment and restatement of the 1996 Plan was
adopted by our Board of Directors in                1999 and approved by our
stockholders in                1999 which added the provision described below
that increases the share reserve under the 1996 Plan automatically each year and made other minor amendments to the 1996 Plan in preparation for this offering.

     A total of           shares has been reserved for issuance under the 1996
Plan. Each year, the number of shares reserved for issuance under the 1996 Plan will automatically be increased by 5.0% of the total number of shares of common
stock then outstanding or, if less,           shares. The 1996 Plan provides for
grants of incentive stock options that qualify under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), to our employees (including officers and employee directors) or the employees of any of our affiliates. Nonstatutory stock options, rights to acquire restricted stock, and stock bonuses may be granted to employees (including officers), directors of and consultants to Paradyne or any of our affiliates. The 1996 Plan may be administered by the Board of Directors or a committee appointed by the Board of Directors; references herein to the Board of Directors shall include any such committee. After this offering, it is intended that the 1996 Plan will be administered by the Compensation Committee, currently consisting of
               ,                and                , all of whom are
"non-employee directors" under applicable securities laws and "outside directors," as defined under the Code. The Board of Directors has the authority to determine to whom awards are granted, the terms of such awards, including the type of awards to be granted, the exercise price, the number of shares subject to the awards and the vesting and exercisability of the awards.

     The term of a stock option granted under the 1996 Plan generally may not exceed 10 years. The exercise price of options granted under the 1996 Plan is determined by the Board of Directors, but, in the case of an incentive stock option, cannot be less than the fair market value of the common stock on the date of grant. Options granted under the 1996 Plan vest at the rate specified in the option agreement. Except as expressly provided by the terms of a nonstatutory stock option agreement, no option may be transferred by the optionee other than by will or the laws of descent or distribution or, in certain limited instances, pursuant to a qualified

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

domestic relations order, provided that an optionee may designate a beneficiary who may exercise the option following the optionee's death. An optionee whose relationship with Paradyne or any of our affiliates ceases for any reason (other than due to death or permanent and total disability) may generally exercise vested options in the three month period following such cessation (unless such options terminate or expire sooner by their terms) or in such longer or shorter period as may be determined by the Board and set forth in the option agreement. Vested options may generally be exercised during the twelve month period after an optionee's relationship with Paradyne or any of our affiliates ceases due to death or disability.

     No incentive stock option may be granted to any person who, at the time of the grant, owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of Paradyne or any of our affiliates, unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and the term of the option does not exceed five years from the date of grant. In addition, the aggregate fair market value, determined at the time of grant, of the shares of common stock with respect to incentive stock options granted under any plan, which become exercisable by an optionee during any calendar year, may not exceed $100,000. Any incentive stock options, or portions thereof, which exceed this limit are treated as nonstatutory options.

     If we become subject to Section 162(m) of the Code, which denies a deduction to publicly held corporations for certain compensation paid to specific employees in a taxable year to the extent that the compensation exceeds $1,000,000, no person may be granted options under the 1996 Plan covering more than 1,000,000 shares of common stock in any calendar year. Shares subject to stock awards that have lapsed or terminated, without having been exercised in full, and any shares repurchased by Paradyne pursuant to a repurchase option provided under the 1996 Plan may again become available for the grant of awards under the 1996 Plan.

     Rights to acquire restricted stock granted under the 1996 Plan may be granted subject to a repurchase option in favor of Paradyne that will expire pursuant to a vesting schedule. The purchase price of such awards will be at least 85% of the fair market value of the common stock on the date of grant. Stock bonuses may be awarded in consideration for past services without the payment of a purchase price. Rights under a stock bonus or restricted stock bonus agreement may not be transferred other than by will, the laws of descent and distribution or a qualified domestic relations order while the stock awarded pursuant to such an agreement remains subject to the agreement, provided that a holder of such rights may designate a beneficiary who may exercise the right following the holder's death.

     Upon certain changes in control of Paradyne, all outstanding stock awards under the 1996 Plan may be assumed by the surviving entity or replaced with similar stock awards granted by the surviving entity. If the surviving entity does not assume such awards or provide substitute awards, then with respect to persons whose service with Paradyne or an affiliate has not terminated prior to such change in control, the awards shall become fully vested and will terminate if not exercised prior to such change in control.

     As of March 31, 1999, there were options to acquire 6,934,515 shares of common stock outstanding under the 1996 Plan. The 1996 Plan will terminate in
               2009, unless terminated sooner by the Board of Directors.

1999 EMPLOYEE STOCK PURCHASE PLAN

     In                1999, our Board of Directors adopted and the stockholders
approved the 1999 Employee Stock Purchase Plan (the "Purchase Plan"). A total of shares of common stock have been reserved for issuance under the Purchase Plan. Each year, the number of shares reserved for issuance under the Purchase Plan will automatically be increased by 2.0% of the total number of shares of common stock then outstanding or, if less, by 1,000,000 shares. The Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code. Under the Purchase Plan, the Board of Directors or a committee comprised of at least two members of the Board of Directors may authorize participation by eligible employees, including officers, in periodic offerings following the commencement of the Purchase Plan. The initial offering under the Purchase Plan will commence on the effective date of this offering and terminate on April 30, 2001.

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

     Unless otherwise determined by the Board of Directors, employees are eligible to participate in the Purchase Plan only if they are customarily employed by us or one of our subsidiaries designated by the Board of Directors for at least 20 hours per week and five months per calendar year. Employees who participate in an offering may have up to 15% of their earnings withheld pursuant to the Purchase Plan. The amount withheld is then used to purchase shares of the common stock on specified dates determined by the Board of Directors. The price of common stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the common stock at the commencement date of each offering period or the relevant purchase date. Employees may end their participation in an offering at any time during such offering, and their participation will end automatically on termination of their employment with us or one of our subsidiaries.

     In the event of a merger, reorganization, consolidation or liquidation involving Paradyne, the Board of Directors has discretion to provide that each right to purchase common stock will be assumed or an equivalent right substituted by the successor corporation or the Board of Directors may provide for all sums collected by payroll deductions to be applied to purchase stock immediately prior to such merger or other transaction. The Board of Directors has the authority to amend or terminate the Purchase Plan, provided, however, that no such action may adversely affect any outstanding rights to purchase common stock.

1999 NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN

     In                1999, the Board of Directors adopted and the stockholders
approved the 1999 Non-Employee Directors' Stock Option Plan (the "Directors' Plan") to provide for the automatic grant of options to purchase shares of common stock to non-employee directors of Paradyne. The Directors' Plan is administered by the Board of Directors.

     The aggregate number of shares of common stock that may be issued pursuant
to options granted under the Directors' Plan is        . Pursuant to the terms
of the Directors' Plan, each of our directors who is not an employee of Paradyne (a "Non-Employee Director") was automatically granted an option to purchase shares of common stock upon the approval of the Directors' Plan by the Board of Directors (an "Initial Grant"). Each person who is elected or appointed to be a Non-Employee Director after the closing of this offering will be granted an Initial Grant upon such election or appointment. In addition, each Non-Employee Director who continues to serve as a Non-Employee Director of Paradyne and who attends at least seventy-five percent (75%) of the regularly scheduled meetings of the Board and the committees of the Board of which he or she is a member during the year preceding each annual meeting of our
stockholders will automatically be granted an option to purchase      shares of
common stock on the day following each such annual meeting (an "Annual Grant"). The number of shares subject to the Annual Grant will be pro-rated for any Non-Employee Director who has not continuously served as a director for the entire 12-month period prior to the date of grant. Each Annual Grant shall be fully vested on the date it is granted. Initial Grants may, at the discretion of the Board of Directors, be fully vested on the day they are granted or be vested as to 50% of the shares subject to such Initial Grants on the date they are granted and as to the remaining 50% of the shares subject to the Initial Grant on the first anniversary of the date they are granted. No option granted under the Directors' Plan may be exercised after the expiration of ten years from the date on which it was granted. The exercise price of options under the Directors' Plan will equal the fair market value of the common stock on the date of grant. A Non-Employee Director whose service as a Non-Employee Director or employee of or consultant to Paradyne or any of our affiliates ceases for any reason other than death or permanent and total disability may generally exercise vested options in the three-month period following such cessation (unless such options terminate or expire sooner by their terms). Vested options may be exercised during the 12-month period after a Non-Employee Director's service ceases due to disability and during the 18-month period after such service ceases due to
death. The Directors' Plan will terminate in                2009, unless earlier
terminated by the Board of Directors.

     As of March 31, 1999, no options to purchase common stock had been granted pursuant to the Directors' Plan.

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

KEY EMPLOYEE STOCK OPTION PLAN

     The Key Employee Stock Option Plan (the "Key Employee Plan") was adopted by our Board of Directors on December 29, 1997. The Key Employee Plan is administered by the Plan Committee (the "Benefits Committee"), which committee consists of John M. Guest, Patrick M. Murphy and H. Edward Thompson. Employees of Paradyne holding the position of Vice President or above are eligible to participate in the Key Employee Plan. Under the Key Employee Plan, participants may elect to defer a portion of their total annual compensation in exchange for options to purchase shares of common or preferred stock of any publicly-traded corporation, shares of our common stock or shares in investment funds. Currently, participants in the Key Employee Plan may only receive options to purchase shares of certain investment funds administered by Fidelity Investments. The Key Employee Plan allows the Benefits Committee, after consultation with an employee holding an option under the Key Employee Plan, to change the shares subject to purchase by the optionee upon exercise of such option. The options granted under the Key Employee Plan are not intended to qualify as "incentive stock options" under Section 422 of the Code.

     Upon the grant of an option under the Key Employee Plan, Paradyne is required to acquire shares of the stock or investment fund subject to the option in a number equal to 75% of the shares subject to such option. These shares will be held by Paradyne under a trust arrangement.

     The exercise price of an option granted under the Key Employee Plan will be equal to the greater of 25% of the fair market value of the shares subject to the option on the date of issuance of the option or 25% of the fair market value of the shares subject to the option on the date of exercise of the option. Options granted under the Key Employee Plan are fully vested upon grant and may be exercised at any time after the date that is six months after the date they are granted. The term of an option granted under the Key Employee Plan may not exceed ten years. An optionee whose service with Paradyne terminates may exercise options granted under the Key Employee Plan within twelve months following such termination.

     Unless the terms of an option granted under the Key Employee Plan provide otherwise, such options may be transferred to an optionee's spouse or lineal descendants or the trustee of a trust established for the optionee's spouse or lineal descendants.

     As of March 31, 1999, four employees were participants in the Key Employee Plan.

401(K) PLAN

     We have established the Paradyne Corporation Retirement Savings Plan effective August 1, 1996 (the "401(k) Plan"). The 401(k) Plan is intended to qualify under Section 401 of the Code so that contributions by employees or by Paradyne, and income earned thereon, are not taxable until withdrawn and so that contributions by Paradyne will be deductible by Paradyne when made. The 401(k) Plan provides that each participant may reduce his or her pre-tax gross compensation by up to 16% (up to a statutorily prescribed annual limit of $10,000 in 1999) and have that amount contributed to the 401(k) Plan. Employees become eligible to participate in the 401(k) Plan upon commencement of their employment with Paradyne. Participants are fully vested in all amounts they contribute under the 401(k) Plan and in the earnings on such amounts.

     In addition to the employee salary deferrals described above, the 401(k) Plan requires Paradyne to make contributions under the 401(k) Plan on behalf of the participants. These contributions include a matching contribution of 66 2/3% of the first 6% of salary deferral contributions made by each participant. The 401(k) Plan also permits Paradyne to make an employer contribution in an amount to be determined by the Board of Directors or, if no such amount is determined, in an amount of between 1% and 4.5% of the annual compensation of each participant. The amount of such employer contributions to be received by each participant will be determined based on the age of the participant. Participants become vested in matching contributions and employer contributions according to a graded vesting schedule under which they become fully vested after four years of service with Paradyne.

     Employee participants may elect to invest their accounts under the 401(k) Plan in various established funds.

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

LIMITATIONS ON DIRECTORS' AND EXECUTIVE OFFICERS' LIABILITY AND INDEMNIFICATION

     Our Bylaws provide that Paradyne shall indemnify its directors and executive officers to the fullest extent permitted by Delaware law, except with respect to certain proceedings initiated by such persons. Paradyne is also empowered under its Bylaws to enter into indemnification contracts with its directors and executive officers and to purchase insurance on behalf of any person it is required or permitted to indemnify.

     In addition, our Restated Certificate provides that a director of Paradyne will not be personally liable to Paradyne or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for:

     - any breach of the director's duty of loyalty to Paradyne or its stockholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemptions; and

     - any transaction from which the director derives an improper personal benefit.

     The Restated Certificate also provides that if the Delaware General Corporation Law is amended after the approval by our stockholders of the Restated Certificate to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of Paradyne's directors shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. The provision does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

     We entered into an indemnification agreement with William Stensrud, one of our directors, on November 6, 1996. Under the agreement, we agreed to reimburse and indemnify Mr. Stensrud for civil or criminal proceedings or governmental investigations relating to Mr. Stensrud's actions as a director, except if such conduct was committed in bad faith or was a breach of Mr. Stensrud's duty of loyalty to us.

                              CERTAIN TRANSACTIONS

     The following is a description of transactions since January 1, 1996, to which Paradyne has been a party, in which the amount involved in the transaction exceeds $60,000, and in which any of our directors, executive officers or holders of more than 5% of the capital stock had or will have a direct or indirect material interest other than compensation arrangements which are otherwise required to be described under "Management:"

DIVESTITURE BY LUCENT

     In the 1996 acquisition, Communication Partners, L.P. formed a subsidiary, Paradyne Acquisition Corp., to acquire the Predecessor Business and concurrently formed (i) a subsidiary, GlobeSpan Semiconductor Inc., (ii) a subsidiary, Paradyne Credit Corp. and (iii) a subsidiary of Paradyne Acquisition Corp., Lease Acquisition Corp., each of which acquired certain assets from Paradyne and Lucent.

     Communication Partners currently owns approximately 97% of our outstanding
common stock and after this offering will own approximately                %.
Our current board of directors consists of Messrs. Epley, May, Stensrud and Stanton. Of the current members of the board of directors, Messrs. Epley and Stanton are directors of both GlobeSpan and Paradyne. Mr. Stensrud was a member of the board of directors of both GlobeSpan and Paradyne until his resignation from GlobeSpan's board of directors in March 1999. Mr. Stensrud will continue as a board member of Paradyne and currently serves as a director of Rhythms, a Paradyne customer of whose purchases represented approximately 6% of our total revenues in 1998. Messrs. Epley, Murphy, Slattery and Stanton are directors of Paradyne Credit Corp. In addition, Messrs. Epley and Stanton have a pecuniary interest in the shares held by Communication Partners. Mr. Stanton is the sole director and President of Communication GenPar, Inc., the general partner of Communication Partners.

     Interim Promissory Note. In connection with the divestiture, we issued an interim promissory note payable to Lucent in the amount of $7.5 million. This note carried an interest rate of 8.5% per annum for the period

July 31, 1996 through December 31, 1996 and 11.5% per annum thereafter. The remaining balance of the note was repaid in June 1997 in connection with our sale of certain land and buildings in Largo, Florida.

     Promissory Note. In connection with the divestiture, we issued a promissory note payable to Lucent in the amount of $61.8 million. This note carried an interest rate of 8.5% per annum for the period July 31, 1996 through December 31, 1997, 11.5% per annum for the period January 1, 1998 through December 31, 1998 and 14.5% per annum thereafter. The remaining balance of the note was forgiven in 1997 in connection with a settlement with Lucent as described under "Subsequent Transactions -- Lucent -- Lucent Settlement" below.

     LUCENT

     Intellectual Property Agreement. As part of the divestiture, we entered into an intellectual property agreement with Lucent and GlobeSpan. Under this agreement, Lucent irrevocably assigned to us and our successors all rights in particular patents related to our proprietary technology. In exchange, we granted to Lucent a non-exclusive license to develop, manufacture, test or repair products using the assigned patents.

     Non-Competition Agreement. As part of the divestiture, Lucent entered into a non-competition agreement with GlobeSpan and us. Under this agreement, Lucent agreed not to compete with us (with a separate agreement not to compete with GlobeSpan) in strictly limited circumstances subject to several exemptions and exclusions.

     AT&T Trademark and Patent Agreement. As part of the divestiture, AT&T (Lucent's principal stockholder at the time) entered into a trademark and patent agreement with us and GlobeSpan. Under this agreement, AT&T granted us a non-exclusive, non-transferable, irrevocable, worldwide, royalty-free license under particular listed AT&T patents to develop, manufacture, test or repair our products existing at the time of the divestiture.

     Supply Agreement. As part of the divestiture, we entered into a supply agreement with Lucent and GlobeSpan. Under the terms of this agreement, we agreed to sell a variety of listed products to Lucent at prices at least as low as those prices offered to other customers and Lucent agreed to purchase minimum amounts of products from Paradyne. We also entered into a volume purchase letter agreement, whereby Lucent agreed to purchase minimum levels of certain products from us for a period of four years. The volume purchase letter agreement was subsequently terminated in 1997 in connection with a settlement with Lucent. In 1997, we amended the supply agreement in connection with a settlement with Lucent and became the exclusive supplier to Lucent of Lucent's requirements for certain network access products for resale through June 2001, provided that these products remain "competitive," as defined in the supply agreement. See "Subsequent Transactions -- Lucent -- Lucent Settlement" below.

  GLOBESPAN

     Cross-License. As part of the divestiture, we entered into a cross-license agreement with GlobeSpan. Under this agreement, each party granted to the other party a non-exclusive, non-transferable, irrevocable, world-wide, royalty-free license to the patents Lucent assigned to the granting party in the divestiture, for use in the other party's products that existed as of the date of the divestiture, and subsequent modifications to those products. Each party also granted to the other party a non-exclusive, non-transferable, irrevocable, world-wide, royalty-free license to the granting party's other technical information and intellectual property existing at the time of the divestiture. These licenses give us the right to make, have made, use, sell and import our products within the scope of the license grants as well as the tools used to develop, manufacture, test or repair such products. We were also given the right to convey to any of our customers the right to use and resell such products. Each party also granted to the other party a non-exclusive, non-transferable, irrevocable, world wide, royalty-free license to use certain listed trademarks. All of these licenses have an indefinite duration, subject to the expiration of patent and copyright terms.

     Royalty Payments to GlobeSpan. In conjunction with the license to reproduce GlobeSpan software, we paid GlobeSpan a total of $235,000 in royalty payments in 1996. This payment reflected the cost of a chip set reference design guide and a right-to-use fee. The rates were determined in accordance with a September 1995 license agreement.

     Services Agreement. As part of the divestiture, we entered into an intercompany services agreement under which we agreed, for a period of time, to provide GlobeSpan with the following services:

     - human resources, staffing and legal services;

     - administrative services, including risk management, patent management, tax management and accounting support; and

     - operational services, including office communications and telecommunications systems management, facilities management, rent and other services.

     Though certain of these services are now provided directly by GlobeSpan, we still provide other services, such as insurance and 401(k) administration. This agreement can be terminated by GlobeSpan on 60 days notice and by us on 180 days notice. GlobeSpan paid us a total of $155,000 and $231,000 for the years ended December 31, 1997 and 1998 under the services agreement. In 1998, we subleased additional office space to GlobeSpan. In connection with the relocation of our offices, GlobeSpan reimbursed us approximately $392,000 of our moving expenses.

     Various Insurance Policies. The directors and officers of Communication Partners, Communication GenPar, Inc., Paradyne, Paradyne Acquisition Corp., Paradyne Credit Corp. and GlobeSpan are covered under one umbrella insurance policy providing up to $10.0 million of liability coverage. Additionally, Paradyne, Paradyne Credit Corp. and GlobeSpan are jointly covered under various general liability, property, casualty and workers' compensation policies. The term of these policies is from August 31, 1998 to August 31, 1999. We expect that we will not share insurance policies with GlobeSpan after this offering. We expect to have our own directors and officers' insurance policy in effect prior to the closing of this offering.

     401(k) Plan. We maintain a 401(k) plan, which substantially all of GlobeSpan's employees currently participate in. Effective May 1, 1999, GlobeSpan expects to adopt its own 401(k) plan for its employees. Contributions for the five months ended December 31, 1996 and for the years 1997 and 1998, including discretionary matches, paid by Paradyne on behalf of GlobeSpan amounted to approximately $60,110, $321,000 and $382,000. All payments made on behalf of GlobeSpan have been or will be reimbursed.

  LEASE ACQUISITION CORP.

     Services Agreement. As part of the divestiture, we entered into an intercompany services agreement with Lease Acquisition Corp. under which we agreed to provide:

     - general management consulting and services administration, including lease contract servicing and remarketing services;

     - administrative services, including risk management, financial and cash management, tax management and accounting services;

     - human resources, staffing and legal services; and

     - operational services, including facilities management, office communications, telecommunication systems, systems management and other services.

     In exchange for these services, Lease Acquisition Corp. agreed to pay us a monthly service fee of $5,000 per month. This agreement was terminated by mutual consent in August 1997. Payments received for these services were $25,000 for the five months ended December 31, 1996 and $35,000 for the period January 1, 1997 through August 1, 1997.

  PARADYNE CREDIT CORP.

     Services Agreement. As part of the divestiture, we entered into an intercompany services agreement with Paradyne Credit Corp. under which we agreed to provide:

     - general management consulting and services administration, including rental contract servicing administration and remarketing services;

     - administrative services, including risk management, financial and cash management, tax management and accounting services;

     - human resources, staffing and legal services; and

     - operational services, including facilities management, office communications, telecommunication systems, systems management and other services.

     In exchange for these services, Paradyne Credit Corp. agreed to pay us a monthly service fee equal to 5% of their net revenue. This agreement may be terminated by Paradyne Credit Corp. upon 60 days notice and by us upon 180 days notice. Payments received for these services were $407,000 and $521,000 for the five months ending December 31, 1996 and the seven month period ending July 31, 1997, respectively. See "Subsequent Transactions -- Paradyne Credit Corp." below.

     In addition, Paradyne Credit Corp. received an option to purchase certain of our used equipment. The option allowed Paradyne Credit Corp. to purchase certain of our used equipment that had been returned from expired or terminated leases, sales to customers or consignment activities. Payments received for the purchase of the equipment totaled $115,000 and $81,000 for the five months ended December 31, 1996 and the year ended December 31, 1997. This option terminated in August 1997 as described under "Subsequent Transactions -- Paradyne Credit Corp. -- Sale of Lease Receivables and Related Equipment" below.

COMMUNICATION PARTNERS

     Interim Promissory Note. In connection with the divestiture, we issued a promissory note payable to Communication Partners in the amount of $7.5 million. This note matured on December 31, 1997 and carried an interest rate of 8.5% per annum for the period July 31, 1996 through December 31, 1996 and 11.5% per annum thereafter. This note was secured by the land and buildings in Largo, Florida owned by us at the time of the divestiture. On June 27, 1997, the land and buildings in Largo, Florida were sold, and this indebtedness was repaid. We recognized interest expense of approximately $267,000 and $421,000 for the five months ended December 31, 1996 and the year ended December 31, 1997, respectively.

SUBSEQUENT TRANSACTIONS

  LUCENT

     Lucent Settlement. As at December 31, 1997, Lucent had not satisfied its obligations under the volume purchase letter agreement and, therefore, was subject to certain take or pay provisions. In 1997, we entered into a settlement with Lucent, whereby we agreed to terminate the volume purchase letter agreement, amended our supply agreement with Lucent to become the exclusive supplier to Lucent of Lucent's requirements for certain network access products for resale through June 2001 and received $8.2 million of cash and the forgiveness of the promissory note to Lucent in the amount of $63.0 million. In addition, GlobeSpan amended a warrant that it originally granted to Lucent at the time of the 1996 acquisition. The amendment extended the warrant terms by three years. Because both GlobeSpan and Paradyne are subsidiaries of Communication Partners, we recognized a contribution of capital by Communication Partners of $3.6 million, reflecting the estimated fair market value of the extension of the GlobeSpan warrant.

  GLOBESPAN

     Reimbursement for Chip Set Purchases. In 1996, GlobeSpan purchased chip sets from Lucent through us for sale to GlobeSpan customers. We paid Lucent for these chip sets on GlobeSpan's behalf, and GlobeSpan reimbursed us for their cost. These reimbursements totaled $194,000.

     Cooperative Development Agreement/Termination Agreement/Supply
Agreement. In November 1996, we entered into a cooperative development agreement and a related rider agreement with GlobeSpan. Under the terms of these agreements and in consideration for a contribution of $6.0 million by Communication Partners to GlobeSpan, we were provided with a broad, royalty-free, unrestricted license to use GlobeSpan's technical information and patents for any purpose related to our products. We were also granted the right to acquire

GlobeSpan's chip sets at prices not to exceed cost plus 15%. The term of the cooperative development agreement was 5 years. The term of rider agreement was 10 years and we had the right to extend it for an additional 10-year term. In addition, we leased certain assets and equipment to GlobeSpan for an annual lease fee of $1.00. Effective December 1998, GlobeSpan and we terminated these agreements pursuant to a termination agreement. The termination agreement provided that GlobeSpan agreed, effective July 1998, to pay us a total of $1.5 million in royalties. GlobeSpan and we agreed that approximately $300,000 of these royalties had been paid as of the effective date of the termination agreement and that GlobeSpan would pay to us the approximately $1.2 million balance of royalties within 30 days of the effective date of GlobeSpan's initial public offering.

     In conjunction with the signing of the termination agreement, we entered into a four-year supply agreement with GlobeSpan, which gives us preferential pricing and other terms in connection with the purchase of GlobeSpan products. Under the terms of this agreement, GlobeSpan is required to honor our orders for GlobeSpan products in quantities at least consistent with our past ordering practices and must afford us at least the same priority for its orders as GlobeSpan affords other similarly situated highly preferred customers. We were also granted immunity under GlobeSpan's intellectual property rights for all our customers that purchase our products that incorporate GlobeSpan products. GlobeSpan has been selling products to us pursuant to these terms since July 1998. In 1997 and 1998, we paid to GlobeSpan a total of $373,000 and $962,000, respectively, for products purchased under the cooperative development agreement, the related rider agreement and the termination agreement.

     Inventory Repurchases by GlobeSpan. In December 1997 and September 1998, GlobeSpan repurchased certain of its chip sets, which we held in our inventory in the amounts of $98,000 and $29,000, respectively.

     Purchase of Fixed Assets. In 1997, GlobeSpan purchased fixed assets from us approximating $350,000. In 1998, GlobeSpan agreed to purchase certain fixed assets from us related to a subleased facility for $1.4 million, which included costs to remodel offices previously used by us.

     Real Property Agreements. Under a sublease dated August 1997, and subsequently amended in August 1998, between GlobeSpan and us, GlobeSpan subleases property at 100 Schulz Drive, Red Bank, New Jersey. GlobeSpan currently pays us approximately $68,000 a month for approximately 50,000 rentable square feet, plus approximately $10,000 per month for rent operating costs. After October 2001, the rent will increase to approximately $79,000 a month for a period of six months. The sublease expires in April 2002.

     LEASE ACQUISITION CORP.

     Merger of Lease Acquisition Corp. into Paradyne Acquisition Corp. In August 1997, Lease Acquisition Corp. merged with and into Paradyne Acquisition Corp. As a result of this merger, Paradyne Acquisition Corp. acquired a promissory note in the total amount of approximately $4.8 million from Paradyne Credit Corp.

     PARADYNE CREDIT CORP.

     Sale of Lease Receivables and Related Equipment. In August 1997, we sold all equipment under lease, as well as the related future lease payments, to Paradyne Credit Corp. for approximately $3.5 million, the approximate book value of the equipment and related future lease payments. We, however, are allowed to purchase from Paradyne Credit Corp. equipment that has been returned to Paradyne Credit Corp. after the termination of the lease. These purchases are on terms no more favorable to us than would be obtained in a comparable arm's length transaction and totaled $0 and $141,000 for the year ended December 31, 1997 and 1998, respectively. Paradyne Credit Corp. may purchase equipment manufactured or sold by us at prices substantially equal to those received by us through normal selling channels. Payments received from the sales of such equipment totaled $181,000 and $317,000 for the year ended December 31, 1997 and 1998, respectively.

     In connection with this sale, the Paradyne Credit Corp. services agreement was amended to change the monthly service fee to equal the sum of: (i) all direct costs incurred by us to provide services to Paradyne Credit Corp. and
(ii) up to five percent (5%) of the net revenues of Paradyne Credit Corp. for any indirect costs. Payments received for these services were $344,000 and approximately $1.2 million for the five months ended December 31, 1997 and for the year ended December 31, 1998, respectively.

     In April 1999, this agreement was again modified to adjust the monthly service fee to equal to the sum of: (i) all direct costs incurred by us to provide services to Paradyne Credit Corp., (ii) all indirect costs incurred by us to provide services to Paradyne Credit Corp. and (iii) a 15% profit margin on all charges.

     In connection with a sale of lease receivables to AT&T Capital Corp., we guaranteed collection of certain receivables to AT&T Capital Corp. As of December 31, 1998, lease receivables for which we were contingently liable, but for which we have recourse, were outstanding in the amount of $886,000. The ultimate responsibility for the collection of these receivables is with Paradyne Credit Corp.

     COMMUNICATION PARTNERS

     Subordinated Revolving Promissory Note. In August 1997, Communication Partners agreed to provide to us a revolving line of credit facility in the maximum amount of $5.0 million. This agreement was amended in October 1998 to increase the maximum principal amount of the facility to $10.0 million. Interest paid under this note totaled $0 and $304,000 for the year ended December 31, 1997 and 1998, respectively. As of March 31, 1999, there is no outstanding balance on the credit facility. Borrowings under this agreement are subordinated to debt under our Bank of America NT&SA revolving credit facility.

     Continuing Limited Guaranty. In October 1998, Communication Partners entered into a continuing guaranty for the benefit of Bank of America NT&SA in connection with our revolving credit facility. The maximum liability under this guaranty was $10.0 million, reduced by any principal amount outstanding under the subordinated revolving promissory note discussed above. This guaranty was canceled in March 1999.

PROMISSORY NOTES FROM EXECUTIVE OFFICERS

     On May 5, 1997, James L. Slattery, Senior Vice President, Chief Legal and Intellectual Property Officer and Corporate Secretary, issued to us a promissory note in the amount of $149,850 in connection with his purchase of 150,000 shares of our common stock. The full recourse note accrues interest at a rate of 6.65% per annum. The principal balance of this note and accrued interest are payable at the earlier of termination of employment or five years from the date of the note. The note is secured by the shares of common stock acquired with the note, which shares are held in escrow by us. As of March 31, 1999, the balance outstanding was $149,850, plus accrued interest.

     On March 29, 1999, Sean E. Belanger, Senior Vice President of Worldwide Sales, issued to us a promissory note in the amount of $199,800 in connection with his purchase of 200,000 shares of our common stock. The full recourse note accrues interest at a rate of 4.72% per annum. The principal balance of this note and accrued interest are payable at the earlier of termination of employment or five years from the date of the note. The note is secured by the shares of common stock acquired with the note, which shares are held in escrow by us. The balance outstanding as of March 31, 1999 was $199,800, plus accrued interest.

     On March 26, 1999, Paul H. Floyd, Vice President Research and Development, issued to us a promissory note in the amount of $74,925 in connection with his purchase of 75,000 shares of our common stock. The full recourse note accrues interest at a rate of 4.72% per annum. The principal balance of this note and the accrued interest are payable at either the earlier of termination of employment or five years from the date of the note. The note is secured by the shares of common stock acquired with the note, which shares are held in escrow by us. All unvested shares purchased with the note are subject to repurchase by us if Mr. Floyd terminates his employment prior to becoming fully vested in these shares. The shares vest on a quarterly basis and will be fully vested after August 1, 2000. The balance outstanding as of March 31, 1999 was $74,925, plus accrued interest. On March 26, 1999, Mr. Floyd issued to us a promissory note in the amount of $62,475 in connection with his purchase of 25,000 shares of our common stock. The full recourse note accrues interest at a rate of 4.72% per annum. The principal balance of this note and accrued interest are payable at the earlier of termination of employment or five years from the date of the note. The note is secured by the shares of common stock acquired with the note, which shares are held in escrow by us. All unvested shares purchased with the note are subject to repurchase by us if Mr. Weiner terminates his employment prior to becoming fully vested in those shares. A quarter of the shares vest on the first anniversary of the note and the remainder vest in equal quarterly installments thereafter. The balance outstanding as of March 31, 1999 was $62,475, plus accrued interest.

     On March 26, 1999, Frank J. Wiener, Vice President, DSL Products, issued to us a promissory note in the amount of $159,915 in connection with his purchase of 85,000 shares of our common stock. The full recourse note accrues interest at a rate of 4.72% per annum. The principal balance of this note and the accrued interest are payable at either the earlier of termination of employment or five years from the date of the note. The note is secured by the shares of common stock acquired with the note, which shares are held in escrow by us. All unvested shares purchased with the note are subject to repurchase by us if Mr. Wiener terminates his employment prior to becoming fully vested in these shares. The shares vest on a quarterly basis and will be fully vested after January 1, 2001. The balance outstanding as of March 31, 1999 was $159,915, plus accrued interest. On April 2, 1999, Mr. Weiner issued to us a promissory note in the amount of $24,990 in connection with his purchase of 10,000 shares of our common stock. The full recourse note accrues interest at a rate of 5.15% per annum. The principal balance of this note and accrued interest are payable at the earlier of termination of employment or five years from the date of the note. The note is secured by the shares of common stock acquired with the note, which shares are held in escrow by us. All shares purchased with the note are subject to repurchase by us if Mr. Weiner terminates his employment prior to becoming fully vested in those shares. A quarter of the shares vest on the first anniversary of the loan and the remainder vest in equal quarterly installments thereafter. The balance outstanding as of April 2, 1999 was $24,990.

     On March 27, 1999, Mark Housman, Vice President of Marketing, issued a promissory note to us in the amount of $64,935 in connection with his purchase of 65,000 shares of our common stock. The full recourse note accrues interest at a rate of 4.72% per annum. The principal balance of this note and the accrued interest are payable at either the earlier of termination of employment or five years from the date of the note. The note is secured by the shares of common stock acquired with the note, which shares are held in escrow by us. All unvested shares purchased with the note are subject to repurchase by us if Mr. Housman terminates his employment prior to becoming fully vested in these shares. The shares vest on a quarterly basis and will be fully vested after January 31, 2000. The balance outstanding as of March 31, 1999 was $64,935, plus accrued interest.

     On March 31, 1999, Andrew S. May, President, Chief Executive Officer, and Director, issued to us a promissory note in the amount of $99,900 in connection with his purchase of 100,000 shares of our common stock. The full recourse note accrues interest at a rate of 4.72% per annum. The principal balance of this note and the accrued interest are payable at either the earlier of termination of employment or five years from the date of the note. The note is secured by the shares of common stock acquired with the note, and those shares are held in escrow by us. The balance as of March 31, 1999 was $99,900, plus accrued interest.

     On March 31, 1999, Patrick M. Murphy, Senior Vice President and Chief Financial Officer, issued to us a promissory note in the amount of $74,925 in connection with his purchase of 75,000 shares of our common stock. The full recourse note accrues interest at a rate of 4.72% per annum. The principal balance of this note and the accrued interest are payable at either the earlier of termination of employment or five years from the date of the note. The note is secured by the shares of common stock acquired with the note, and those shares are held in escrow by us. The balance outstanding as of March 31, 1999 was $74,925 plus accrued interest. On April 2, 1999, Mr. Murphy issued to us a promissory note in the amount of $37,485 in connection with his purchase of 15,000 shares of our common stock. The full recourse note accrues interest at a rate of 5.15% per annum. The principal balance of this note and accrued interest are payable at the earlier of termination of employment or five years from the date of the note. The note is secured by the shares of common stock acquired with the note, which shares are held in escrow by us. All shares purchased with the note are subject to repurchase by us if Mr. Murphy terminates his employment prior to becoming fully vested in those shares. A quarter of the shares vest on the first anniversary of the loan and the remainder vest in equal quarterly installments thereafter. The balance outstanding as of April 2, 1999 was $37,485.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     This table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of March 31, 1999, by the following:

     - each person known by us to own beneficially more than five percent of the outstanding common stock;

     - each director of Paradyne;

     - each Named Executive Officer;

     - each stockholder of Paradyne who is selling shares of common stock in this offering; and

     - all directors and executive officers of Paradyne as a group.

     The following calculations of the percentage of outstanding shares are based on 52,516,463 shares of our common stock outstanding as of March 31, 1999
and                shares outstanding immediately following the completion of this offering and assumes no exercise of the underwriters' over-allotment option. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities, subject to community property laws, where applicable. Shares of our common stock subject to options that are presently exercisable or exercisable within 60 days of March 31, 1999 are deemed to be outstanding and beneficially owned by the person holding such options for the purpose of computing the percentage of ownership of such person but are not treated as outstanding for the purpose of computing the percentage of any other person.

     The numbers shown in the table below assume no exercise by the underwriters of their over-allotment option.

                                         BENEFICIAL OWNERSHIP                      BENEFICIAL OWNERSHIP
                                        PRIOR TO THE OFFERING                       AFTER THE OFFERING
                                       ------------------------    NUMBER OF     ------------------------
                                       NUMBER OF                  SHARES BEING   NUMBER OF
                                         SHARES       PERCENT       OFFERED        SHARES       PERCENT
FIVE PERCENT STOCKHOLDERS:
Communication Partners, L.P. (1).....  51,000,000      97.11%                                          %
DIRECTORS AND OFFICERS:
Andrew S May (2).....................   1,434,375       2.66%                    1,434,375
Sean E. Belanger (3).................     262,500          *                       262,500
Patrick M. Murphy (4)................     206,250          *                       206,250
James L. Slattery (5)................     165,000          *                       165,000
Thomas E. Epley......................           0          *                             0
David M. Stanton.....................           0          *                             0
William R. Stensrud..................      90,000          *                        90,000
All directors and executive officers
  as a group (14 persons) (6)........   2,641,503       4.85%                    2,641,503             %

------------------------------

 *  Represents beneficial ownership of less than 1.0%.

(1) Communication GenPar, Inc., the general partner of Communication Partners, L.P., has beneficial ownership of the shares held by Communication Partners, L.P. David Stanton, a director of Paradyne, is the sole director and President of Communication GenPar, Inc. and disclaims beneficial ownership of shares held by Communication Partners, L.P. except to the extent of his pecuniary interest therein. The address of Communication Partners, L.P. is 201 Main Street, Suite 2420, Fort Worth, TX 76102.

(2) Includes 1,334,375 shares subject to options which are exercisable within 60 days of March 31, 1999.

(3) Includes 62,500 shares subject to options which are exercisable within 60 days of March 31, 1999.

(4) Includes 131,250 shares subject to options which are exercisable within 60 days of March 31, 1999.

(5) Includes 15,000 shares subject to options which are exercisable within 60 days of March 31, 1999.

(6) Includes 1,938,376 shares subject to options which are exercisable within 60 days of March 31, 1999.

                          DESCRIPTION OF CAPITAL STOCK

     Effective upon the closing of this offering, our authorized capital stock
will consist of                shares of common stock, $.001 par value. There
were 52,516,463 shares of Paradyne common stock outstanding as of March 31, 1999, held of record by 109 stockholders, and there are no outstanding shares of preferred stock.

COMMON STOCK

     The holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event we liquidate, dissolve or wind up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion, subscription or other rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

WARRANTS

     There are no outstanding warrants for the purchase or acquisition of stock of Paradyne.

REGISTRATION RIGHTS

     Paradyne has not entered into any agreements which grant registration rights related to the stock of Paradyne or which would otherwise allow a security holder to compel the registration of his or her securities.

DELAWARE ANTI-TAKEOVER LAW

     Paradyne is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sale or other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. The statute could have the effect of delaying, deferring or preventing a change in control of Paradyne.

     Our Restated Certificate, to be effective upon completion of the merger of Paradyne Acquisition Corp. with and into Paradyne, provides that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing. In addition, our Bylaws provide that special meetings of our stockholders may be called only by the Chairman of the Board of Directors, the Chief Executive Officer or the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors, or by the holders of 10% of the outstanding voting stock of Paradyne. Our Restated Certificate also specifies that our Board of Directors will be classified into three classes of directors. Under Delaware law, directors of a corporation with a classified board may be removed only for cause unless the corporation's certificate of incorporation provides otherwise. The Restated Certificate does not provide otherwise. In addition, the Restated Certificate specifies that the authorized number of directors may be changed only by resolution of the Board of Directors and does not include a provision for cumulative voting for directors. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. These and other provisions contained in the Restated Certificate and our Bylaws could delay or discourage certain types of transactions involving an actual or potential change in control of Paradyne or its management, which includes transactions in which stockholders might otherwise receive a premium for their shares over then current prices, and may limit the ability of stockholders to remove our current management or approve transactions that stockholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services, L.L.C.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect the market price of the common stock.

     Upon completion of this offering, we will have outstanding
shares of common stock, assuming the issuance of                shares of common
stock offered hereby and no exercise of options after March 31, 1999. Of these
shares, the                shares sold in this offering will be freely tradable
without restriction or further registration under the Securities Act, unless such shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act (whose sales would be subject to certain limitations and restrictions described below).

     The remaining 52,516,463 shares of common stock held by existing stockholders as of March 31, 1999 will be "restricted securities" as that term is defined in Rule 144 (the "Restricted Securities"). Certain of these shares will be subject to "lock-up" agreements described below on the effective date of this offering. Upon expiration of the lock-up agreements 180 days after the effective date of this offering, all of these shares will become eligible for sale, subject in most cases to the limitations of Rule 144 and Rule 701. In addition, holders of stock options could exercise such options and sell certain of the shares issued upon exercise as described below.

     As of March 31, 1999, there were a total of 6,934,515 shares of common stock subject to outstanding options under our 1996 Equity Incentive Plan, 3,179,383 of which were vested. However, all of these shares are subject to lock-up agreements. Immediately after the completion of this offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under our 1996 Equity Incentive Plan. On the date 180 days after the effective date of
this offering, a total of                shares of common stock subject to
outstanding options will be vested. After the effective date of the registration statement on Form S-8, shares purchased upon exercise of options granted pursuant to the 1996 Equity Incentive Plan generally would be available for resale in the public market.

     Our officers, directors and certain stockholders have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this offering. Donaldson, Lufkin & Jenrette, however, may in its sole discretion, at any time without notice, release all or any portion of the shares subject to lock-up agreements.

RULE 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year, including any affiliates of ours, would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

          - 1% of the number of shares of common stock then outstanding, which
            will equal approximately        shares immediately after this
            offering; or

          - the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

     Sales under Rule 144 are also subject to certain other requirements regarding the manner of sale, notice filing and the availability of current public information about Paradyne.

RULE 144(K)

     Under Rule 144(k), a person who is not deemed to have been one of Paradyne's "affiliates," as defined in Rule 144, at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an "affiliate," is entitled to sell such shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule
144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

RULE 701

     In general, under Rule 701, any Paradyne employee, director, officer, consultant or advisor who purchases shares from Paradyne in connection with a compensatory stock or option plan or other written agreement before the effective date of the offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with certain restrictions, including the holding period, contained in Rule 144.

     The SEC has indicated that Rule 701 will apply to stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than "affiliates," as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by "affiliates" under Rule 144 without compliance with its one-year minimum holding period requirement.

                                  UNDERWRITING

     Subject to the terms and conditions contained in an underwriting agreement,
dated                     , 1999, the underwriters named below, who are
represented by Donaldson, Lufkin & Jenrette Securities Corporation, BancBoston Robertson Stephens Inc., Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, and Raymond James & Associates, Inc., have severally agreed to purchase from Paradyne the respective number of shares of common stock set forth opposite their names below.

                                                              NUMBER OF
UNDERWRITERS                                                   SHARES
Donaldson, Lufkin & Jenrette Securities Corporation.........
BancBoston Robertson Stephens Inc...........................
Dain Rauscher Wessels.......................................
Raymond James & Associates, Inc.............................
                                                                ----
          Total.............................................
                                                                ====

     The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares of common stock offered hereby are subject to approval by their counsel of certain legal matters and to certain other conditions. The underwriters are obligated to purchase and accept delivery of all the shares of common stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased.

     The underwriters initially propose to offer the shares of common stock in part directly to the public at the initial public offering price set forth on the cover page of this prospectus and in part to certain dealers (including the
underwriters) at such price less a concession not in excess of $          per
share. The underwriters may allow, and such dealers may re-allow, to certain
other dealers a concession not in excess of $          per share. After the
initial offering of the common stock, the public offering price and other selling terms may be changed by the representatives of the underwriters at any time without notice. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     DLJdirect Inc., an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation and a member of the selling group, is facilitating the distribution of the shares sold in the offering over the Internet. The underwriters have agreed to allocate a limited number of shares to DLJdirect Inc. for sale to brokerage account holders.

     The selling stockholder has granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of additional shares of common stock at the initial public offering price less underwriting discounts and commissions. The underwriters may exercise such option solely to cover overallotments, if any, made in connection with the offering. To the extent that the underwriters exercise such option, each underwriter will become obligated, subject to certain conditions, to purchase its pro rata portion of such additional shares based on such underwriter's percentage underwriting commitment as indicated in the preceding table.

     Paradyne and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the underwriters may be required to make in respect thereof.

     Each of Paradyne, its executive officers and directors and certain stockholders of Paradyne, including the selling stockholder, have agreed, subject to certain exceptions, not to

     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or

     - enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock for a period of 180 days after the date of this prospectus without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation. In addition, during such 180-day period, Paradyne has also agreed not to file any registration statement with respect to, and each of its executive officers, directors and certain stockholders of Paradyne, including the selling stockholder, has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation.

     Prior to the offering, there has been no established trading market for Paradyne's common stock. The initial public offering price for the shares of Paradyne's common stock offered hereby will be determined by negotiation among Paradyne, representatives of the selling stockholder and the representatives of the underwriters. The factors to be considered in determining the initial public offering price include the history of and the prospects for the industry in which Paradyne competes, the past and present operations of Paradyne, the historical results of operations of Paradyne, the prospects for future earnings of Paradyne, the recent market prices of securities of generally comparable companies and the general condition of the securities markets at the time of the offering.

     Application has been made to have the common stock approved for quotation on the Nasdaq National Market under the symbol "PDYN."

     Other than in the United States, no action has been taken by Paradyne, the selling stockholder, or the underwriters that would permit a public offering of the shares of common stock offered hereby in any jurisdiction where action for that purpose is required. The shares of common stock offered hereby may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons with this prospectus should inform themselves about and observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock offered hereby in any jurisdiction in which such an offer or a solicitation is unlawful.

     Under Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc., Paradyne is considered an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation. This offering is being conducted in accordance with Rule 2720, which provides that, among other things, when an NASD member participates in the underwriting of an affiliate's equity securities, the offering price can be no higher than that recommended by a "qualified independent underwriter" ("QIU") meeting certain standards. In accordance with
this requirement,                has assumed the responsibilities of acting as
QIU and will recommend a price in compliance with the requirements of Rule 2720.
In connection with this offering,                is performing due diligence
investigations and reviewing and participating in the preparation of this prospectus and the registration statement of which this prospectus forms a part.

     In connection with the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of Paradyne's common stock. Specifically, the underwriters may overallot the offering, creating a syndicate short position. The underwriters may bid for and purchase shares of common stock in the open market to cover such syndicate short position or to stabilize the price of the common stock. In addition, the underwriting syndicate may reclaim selling concessions from syndicate members and selected dealers if they repurchase previously distributed common stock in syndicate covering transactions, in stabilizing transactions or otherwise. These activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

                                 LEGAL MATTERS

     The legality of the shares of common stock offered hereby will be passed upon for us by Cooley Godward LLP, Palo Alto, California. Certain legal matters will be passed upon for the underwriters by Alston & Bird LLP, Atlanta, Georgia.

                                    EXPERTS

     The financial statements of Paradyne Corporation as of December 31, 1998 and 1997 and for each of the two years in the period ended December 31, 1998 and for the five months ended December 31, 1996 and the financial statements of AT&T Paradyne for the seven months ended July 31, 1996, included in this Prospectus, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

     We have filed with the Commission a Registration Statement on Form S-1 under the Securities Act, with respect to the common stock offered hereby. As permitted by the rules and regulations of the Commission, this prospectus, which is a part of the Registration Statement, omits certain information, exhibits, schedules and undertakings set forth in the Registration Statement. For further information pertaining to Paradyne and the common stock offered hereby, reference is made to such Registration Statement and the exhibits and schedules thereto. Statements contained in this prospectus as to the contents or provisions of any contract or other document referred to herein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of all or any part of the Registration Statement may be obtained from such offices upon the payment of the fees prescribed by the Commission. In addition, registration statements and certain other filings made with the Commission through its Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system are publicly available through the Commission's web site on the Internet's World Wide Web, located at http://www.sec.gov. The Registration Statement, including all exhibits thereto and amendments thereof, was filed with the Commission through EDGAR.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
PARADYNE CORPORATION
  Report of Independent Certified Public Accountants........   F-2
  Consolidated Balance Sheets as of December 31, 1997 and
     1998...................................................   F-3
  Consolidated Statements of Operations for the Period from
     Inception through December 31, 1996 and for each of the
     two years ended December 31, 1998......................   F-4
  Consolidated Statements of Stockholders' Equity for the
     Period from Inception through December 31, 1996 and for
     each of the two years ended December 31, 1998..........   F-5
  Consolidated Statements of Cash Flows for the Period from
     Inception through December 31, 1996 and for each of the
     two years ended December 31, 1998......................   F-6
  Notes to Consolidated Financial Statements................   F-7

PARADYNE PREDECESSOR BUSINESS (A CARVE-OUT BUSINESS OF AT&T
  PARADYNE CORPORATION)
  Report of Independent Certified Public Accountants........  F-19
  Consolidated Statement of Operations for the Seven Months
     ended July 31, 1996....................................  F-20
  Consolidated Statement of Cash Flows for the Seven Months
     ended July 31, 1996....................................  F-21
  Notes to Consolidated Financial Statements................  F-22

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Paradyne Corporation

The recapitalization described in Note 16 to the financial statements has not been consummated at April 12, 1999. When it has been consummated, we will be in a position to furnish the following report:

"In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Paradyne Corporation and its subsidiaries at December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1998 and for the period from inception (August 1, 1996) through December 31, 1996 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above."

PricewaterhouseCoopers LLP

Tampa, Florida
April 12, 1999

                              PARADYNE CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                DECEMBER 31,
                                                              -----------------
                                                               1997      1998
                           ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 3,240   $ 2,356
  Accounts receivable, less allowance for doubtful accounts
     of $2,966 and $3,007...................................   28,852    29,641
  Accounts receivable from affiliates.......................    1,519       721
  Other receivables (Note 4)................................    8,214        --
  Income tax receivable.....................................      536     4,230
  Inventories...............................................   14,821    16,997
  Prepaid expenses and other current assets.................    3,820     1,808
                                                              -------   -------
          Total current assets..............................   61,002    55,753
Property, plant and equipment, net..........................   15,552    16,103
Deferred tax assets.........................................    2,783     1,143
Other assets................................................    3,863     2,064
                                                              -------   -------
          Total assets......................................  $83,200   $75,063
                                                              =======   =======
            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $10,201   $17,205
  Current portion of debt...................................   17,782    16,483
  Deferred tax liability....................................   11,975     2,357
  Payroll and benefit related liabilities...................    5,131     6,263
  Other current liabilities.................................    6,307     5,063
                                                              -------   -------
          Total current liabilities.........................   51,396    47,371
Long-term debt..............................................      402       353
                                                              -------   -------
          Total liabilities.................................   51,798    47,724
                                                              -------   -------
Commitments and contingencies (Note 12)
Stockholders' equity:
  Common stock, par value $0.001; 60,000,000 shares
     authorized, 51,184,363 and 51,337,445 shares issued and
     outstanding as of December 31, 1997 and 1998,
     respectively...........................................       51        51
  Additional paid-in capital................................   20,792    21,033
  Retained earnings.........................................   10,284     6,639
  Note receivable for common stock (Note 14)................     (150)     (150)
  Unrealized gain on available-for-sale securities..........      409        --
  Cumulative translation adjustment.........................       16      (234)
                                                              -------   -------
          Total stockholders' equity........................   31,402    27,339
                                                              -------   -------
          Total liabilities and stockholders' equity........  $83,200   $75,063
                                                              =======   =======

        The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

                              PARADYNE CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              FIVE MONTHS        YEARS ENDED
                                                                 ENDED          DECEMBER 31,
                                                              DECEMBER 31,   -------------------
                                                                  1996         1997       1998
Revenues:
  Sales.....................................................    $112,293     $177,850   $195,153
  Service...................................................       1,413        3,040      2,256
  Royalty...................................................         325          413      1,392
                                                                --------     --------   --------
          Total revenues....................................     114,031      181,303    198,801
                                                                --------     --------   --------
Cost of sales:
  Equipment.................................................      59,634       90,334    107,921
  Service...................................................         744        1,154        620
                                                                --------     --------   --------
          Total cost of sales...............................      60,378       91,488    108,541
                                                                --------     --------   --------
Gross margin................................................      53,653       89,815     90,260
Operating expenses:
  Research and development (includes $13,114 of purchased
     R&D in 1996)...........................................      31,174       37,339     35,132
  Selling, general and administrative expenses..............      29,409       66,278     55,969
  Restructuring charges.....................................          --        1,778        984
                                                                --------     --------   --------
          Total operating expenses..........................      60,583      105,395     92,085
                                                                --------     --------   --------
Operating loss..............................................      (6,930)     (15,580)    (1,825)
Other (income) expenses:
  Interest..................................................       3,502        7,712      1,711
  Lucent settlement gain....................................          --      (51,183)        --
  Other, net................................................         382       (1,753)     1,191
                                                                --------     --------   --------
Income (loss) before provision for income taxes.............     (10,814)      29,644     (4,727)
  Provision (benefit) for income tax........................          --        8,302     (1,082)
                                                                --------     --------   --------
Net income (loss)...........................................    $(10,814)    $ 21,342   $ (3,645)
                                                                ========     ========   ========
Basic income (loss) per common share........................    $  (0.21)    $   0.42   $  (0.07)
                                                                ========     ========   ========
Weighted average number of common shares outstanding........      51,000       51,103     51,246
                                                                ========     ========   ========
Diluted income (loss) per common share......................    $  (0.21)    $   0.40   $  (0.07)
                                                                ========     ========   ========
Weighted average number of common shares outstanding........      51,000       54,001     51,246
                                                                ========     ========   ========

        The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

                              PARADYNE CORPORATION

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                          COMPREHENSIVE       COMMON STOCK       ADDITIONAL     RETAINED                TOTAL
                                             INCOME       --------------------     PAID-IN      EARNINGS            STOCKHOLDERS'
                                             (LOSS)         SHARES     AMOUNT      CAPITAL     (DEFICIT)    OTHER      EQUITY
August 1, 1996..........................    $     --              --     $--       $    --      $     --    $  --     $     --
  Equity investment in the Company......                  51,000,000      51        17,011                              17,062
  Net loss..............................     (10,814)                                            (10,814)              (10,814)
  Cumulative translation adjustment.....        (163)                                                        (163)        (163)
  Asset allocation to related party
    (Note 14)...........................                                              (106)                               (106)
                                            --------      ----------     ---       -------      --------    -----     --------
Balance, December 31, 1996..............    $(10,977)     51,000,000      51        16,905       (10,814)    (163)       5,979
                                            ========
  Contribution from Paradyne Partners
    (Note 4)............................                                             3,600                               3,600
  Proceeds from exercise of stock
    options and related tax benefit.....                     184,363                   287                   (150)         137
  Net income............................    $ 21,342                                              21,342                21,342
  Cumulative translation adjustment.....         179                                                          179          179
  Unrealized investment gain............         409                                                          409          409
  Asset allocation to related party
    (Note 14)...........................                                                            (244)                 (244)
                                            --------      ----------     ---       -------      --------    -----     --------
Balance, December 31, 1997..............    $ 21,930      51,184,363      51        20,792        10,284      275       31,402
                                            ========
  Proceeds from exercise of stock
    options and related tax benefit.....                     153,082                   241                                 241
  Net loss..............................    $ (3,645)                                             (3,645)               (3,645)
  Cumulative translation adjustment.....        (250)                                                        (250)        (250)
  Unrealized investment loss............        (409)                                                        (409)        (409)
                                            --------      ----------     ---       -------      --------    -----     --------
Balance, December 31, 1998..............    $ (4,304)     51,337,445     $51       $21,033      $  6,639    $(384)    $ 27,339
                                            ========      ==========     ===       =======      ========    =====     ========

        The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

                              PARADYNE CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                              FIVE MONTHS       YEARS ENDED
                                                                 ENDED          DECEMBER 31,
                                                              DECEMBER 31,   ------------------
                                                                  1996         1997      1998
Cash flows provided by (used in) operating activities:
  Net income (loss).........................................    $(10,814)    $ 21,342   $(3,645)
  Adjustments to reconcile net income (loss) to cash
    provided by (used in) operating activities:
    Lucent settlement gain..................................          --      (51,183)       --
    Loss on sale of assets..................................          --           22       232
    Increase in allowance for bad debts.....................          --          181        41
    Depreciation and amortization...........................       5,571       10,558     5,243
    Purchased in-process research and development...........      13,114           --        --
    Deferred income taxes...................................        (625)       9,817    (7,978)
  (Increase) decrease in assets:
    Receivables.............................................     (16,313)      15,061     7,384
    Accounts receivable from affiliates.....................      (2,230)         711       798
    Income tax receivable...................................          --         (536)   (3,694)
    Inventories.............................................         (79)       5,266    (2,176)
    Prepaid expenses and other current assets...............        (180)      (2,211)    1,603
    Other long term assets..................................          --        2,564     1,186
  Increase (decrease) in liabilities:
    Accounts payable........................................       5,643       (7,484)    7,629
    Payroll and related liabilities.........................          --         (258)    1,132
    Other current liabilities...............................      (1,358)      (4,987)   (1,244)
                                                                --------     --------   -------
         Net cash provided by (used in) operating
           activities.......................................      (4,555)      (1,137)    6,511
                                                                --------     --------   -------
Cash flows provided by (used in) investing activities:
  Net asset acquired........................................     (93,912)          --        --
  Capital expenditures......................................      (4,497)      (9,636)   (6,945)
  Proceeds from sale of property, plant and equipment.......          51       21,218     1,532
                                                                --------     --------   -------
         Net cash provided by (used in) investing
           activities.......................................     (98,358)      11,582    (5,413)
                                                                --------     --------   -------
Cash flows provided by (used in) financing activities:
  Debt investment in the Company............................      76,850      (18,479)       --
  Equity investment in the Company..........................      17,062           --        --
  (Payments of) acquisition costs...........................      (7,314)        (377)     (625)
  Proceeds from stock options exercised.....................          --          137       241
  Repayment of borrowings under debt obligations, net.......      12,832        9,981    (1,348)
                                                                --------     --------   -------
         Net cash provided by (used in) financing
           activities.......................................      99,430       (8,738)   (1,732)
                                                                --------     --------   -------
Effect of foreign exchange rate changes on cash.............        (163)         179      (250)
                                                                --------     --------   -------
Net increase (decrease) in cash and cash equivalents........      (3,646)       1,886      (884)
Cash and cash equivalents at beginning of period............       5,000        1,354     3,240
                                                                --------     --------   -------
Cash and cash equivalents at end of period..................    $  1,354     $  3,240   $ 2,356
                                                                ========     ========   =======
Supplemental disclosures of cash flow information:
  Cash paid for:
    Interest................................................    $    798     $  2,658   $ 1,711
                                                                ========     ========   =======
    Income taxes............................................    $     --     $    471   $10,041
                                                                ========     ========   =======
Non-cash transaction:
  Acquisition of installment and affiliate receivables in
    consideration for related party note (Note 14)..........    $ 13,735     $(13,735)  $    --
                                                                ========     ========   =======
  Debt forgiveness (Note 4).................................    $     --     $ 63,000   $    --
                                                                ========     ========   =======
  Contribution from Paradyne Partners (Note 4)..............    $     --     $  3,600   $    --
                                                                ========     ========   =======
  Asset allocation to related party (Note 14)...............    $    106     $    244   $    --
                                                                ========     ========   =======
  Stock issued for note.....................................    $     --     $    150   $    --
                                                                ========     ========   =======

        The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

                              PARADYNE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

1. BASIS OF PRESENTATION:

     Pursuant to a Purchase Agreement dated June 18, 1996 (the "Purchase Agreement"), Paradyne Partners, L.P. ("Paradyne Partners") acquired certain assets and operations of AT&T Paradyne Corporation from Lucent Technologies Inc. ("Lucent") for cash and seller notes totaling $146 million. This transaction was consummated through five direct and indirect subsidiaries of Paradyne Partners which included Paradyne Acquisition Corp. ("PAC") and its wholly-owned subsidiary, Paradyne Corporation and its subsidiaries (the "Company"). The acquisition was accounted for as a purchase. The purchase price was allocated to the assets acquired and liabilities assumed based on fair values including long-lived tangible and intangible assets. Property, plant and equipment, purchased research and development and the Lucent supply agreement values were based on independent appraised values.

     That portion of the acquired assets and operations of AT&T Paradyne Corporation that remained with the Company were purchased for $102.3 million, consisting of a $17.1 million equity investment, $69.3 million in seller notes to Lucent, debt to the Paradyne Partners of $7.5 million and $8.4 million of other acquisition costs.

     As further discussed in Note 16, subsequent to December 31, 1998, PAC was merged into Paradyne Corporation. This transaction among entities under common control was accounted for in a manner similar to a pooling of interest and, accordingly, the accompanying financial statements reflect the consolidated historical financial position, results of operations and cash flows of PAC, Paradyne and its wholly-owned subsidiaries from inception. Also, see Note 14 for discussion of related party transactions.

     The Company is a leading developer, manufacturer and distributor of broadband and narrowband network access products for network service providers and business customers. The Company offers solutions that enable business class, service level managed, high-speed connectivity over the existing telephone network infrastructure.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     The significant accounting principles and practices used in the preparation of the accompanying consolidated financial statements are summarized below:

  PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the results of the Company and its wholly-owned subsidiaries: Paradyne Canada Ltd.; Paradyne Japan Corporation; Paradyne International Ltd.; Paradyne Worldwide Corp. (formerly Paradyne Far East Corporation); Ark Electronic Products Inc.; Paradyne GmbH; and Paradyne International Sales Ltd. Intercompany accounts and transactions have been eliminated in consolidation.

  REVENUE RECOGNITION

     Revenue from equipment sales is generally recognized at the date of shipment. Revenue from services, which consists mainly of repair of out-of-warranty products, is recognized when the services are performed and all substantial contractual obligations have been satisfied. Provision is made currently for estimated product returns. Royalty revenue is recognized when the Company has completed delivery of technical specifications and performed substantially all required services under the related agreement. See discussion of product warranty below.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of

                              PARADYNE CORPORATION

                       (IN THOUSANDS, EXCEPT SHARE DATA)

revenues and expenses during the reporting periods presented. Actual results could differ from those estimates. The markets for the Company's products are characterized by intense competition, rapid technological development and frequent new product introductions, all of which could impact the future value of the Company's inventory and certain other assets.

  CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

  INVESTMENTS

     In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company has classified its equity securities as available-for-sale. These securities, of which $2,109 and $0 are included in prepaid expenses and other current assets and $180 and $0 are included in other assets at December 31, 1997 and 1998, respectively, are stated at fair value, with the unrealized gain or loss, net of taxes, reported in stockholders' equity until realized.

  CONCENTRATION OF CREDIT RISK

     The Company sells products to value added distributors and other customers and extends credit based on an evaluation of the customer's financial condition, generally without requiring collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses. Sales to one customer were approximately 42% of total revenues for the five months ended December 31, 1996. Sales to two customers were approximately 34% and 12% of total revenues for the year ended December 31, 1997 and 35% and 17% of total revenues for the year ended December 31, 1998.

     Purchases from one vendor were approximately 37% of total purchases for the five months ended December 31, 1996. Purchases from two vendors were approximately 23% and 18% of total purchases for the year ended December 31, 1997 and purchases from one vendor were approximately 15% of total purchases for the year ended December 31, 1998.

     International sales accounted for 24% of total revenue during the five months ended December 31, 1996, and 30% and 21% of total revenue during the years ended 1997 and 1998, respectively.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying value of the Company's financial instruments, which includes cash, receivables and variable-rate debt, approximates fair value due to the short maturities of those instruments.

  INVENTORIES

     Inventories are stated at the lower of cost or market. Cost includes material, labor and manufacturing overhead. Cost is determined on a first in, first out basis.

  INTANGIBLE ASSET

     Intangible asset, which consists of a purchase contract, is included in other assets. This contract is amortized on a straight-line basis over the term of the agreement of approximately four years. See Note 4 related to favorable supply contract with Lucent, which was renegotiated.

                              PARADYNE CORPORATION

                       (IN THOUSANDS, EXCEPT SHARE DATA)

  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost. Leasehold improvements are amortized on a straight-line method over the period of the lease or the estimated service lives of the improvements, whichever is shorter. Depreciation expense includes the amortization of capital lease assets.

     Expenditures for renewals and improvements that significantly add to productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to operations when incurred. When assets are sold or retired, the cost of the asset and the related accumulated depreciation are eliminated from the accounts and any gain or loss is recognized at such time.

  IMPAIRMENT OF LONG-LIVED ASSETS

     The Company evaluates the recoverability of its long-lived assets whenever adverse events or changes in business climate indicate that the expected undiscounted future cash flows from the related asset may be less than previously anticipated. If the net book value of the related asset exceeds the undiscounted future cash flows of the asset, the carrying amount would be reduced to the present value of its expected future cash flows and an impairment loss would be recognized. As of December 31, 1997 and 1998, management does not believe that an impairment reserve is required.

  RESEARCH AND DEVELOPMENT COSTS

     Research and development costs are expensed as incurred. The Company purchased in process research and development valued at $13,114 which was expensed during the period ended December 31, 1996.

  PRODUCT WARRANTY

     The Company generally provides a return to factory warranty for a period of two years from the date of sale. A current charge to income is recorded at the time of sale to reflect the amount the Company estimates will be needed to cover future warranty obligations for products sold during the year. The accrued liability for warranty costs is included in the caption "other current liabilities" in the accompanying consolidated balance sheet.

  INCOME TAXES

     The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires use of the asset and liability method of accounting for deferred income taxes.

  EARNINGS (LOSS) PER SHARE

     Basic earnings (loss) per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share assume the exercise of stock options for which market price exceeds exercise price, less shares assumed purchased by the Company with related proceeds.

     Options are not included in the 1998 calculation of diluted loss per share due to their antidilutive effect.

  FOREIGN CURRENCY

     The local currency is the functional currency of each of the foreign subsidiaries. Assets and liabilities of the Company's foreign subsidiaries are translated using fiscal year-end exchange rates, and revenue and expenses are translated using average exchange rates prevailing during the year. The effects of translating foreign subsidiaries' financial statements are recorded as a separate component of stockholders' equity.

                              PARADYNE CORPORATION

                       (IN THOUSANDS, EXCEPT SHARE DATA)

     In addition, included in other (income) expense are realized foreign currency exchange losses of $323 for the five months ended December 31, 1996 and $596 for the year ended December 31, 1997. A foreign currency gain of $181 is included for the year ended December 31, 1998.

3. RESTRUCTURING CHARGES:

     The Company recorded a restructuring charge of $1,778 related to staff reductions in the U.S. operations in November 1997. Termination charges related to approximately 93 employees spread throughout all major functions within the Company. Staff reductions were necessary because the Company had significantly improved operating efficiencies with its investment in new systems and processes, as well as changing the composition of our workforce to update the availability of strategic skills.

     In 1998, the Company recorded a restructuring charge of $984. This charge related to the change in the Company's model for operating within certain international operations. The Company now operates through a system of distributors with branch operation support in most foreign locations. In this restructuring approximately 25 employees were terminated from employment. In addition, charges were incurred to exit from leased facilities in international locations.

     During 1997 and 1998, the Company paid approximately $957 and $1,417 related to restructurings. The remaining $388 accrued as of year end related to the international restructuring.

4. AMENDMENT TO LUCENT SUPPLY AGREEMENT:

     At July 31, 1996, Lucent delivered, as a condition to the closing specified in Note 1, a four year Volume Purchase Letter ("VPL") whereby Lucent agreed to purchase a baseline level of certain products or pay a penalty. At December 31, 1997 Lucent had not achieved the baseline commitment under the VPL and, therefore, was subject to certain take-or-pay provisions. In August, 1998 the Company, GlobeSpan Semiconductor Inc., a subsidiary of Paradyne Partners ("GlobeSpan"), and Lucent terminated the VPL including the elimination of all existing and future minimum purchase requirements under a revised Exclusivity and Amendment Agreement.

     As a result of the Exclusivity and Amendment Agreement, the Company received $8.2 million in cash and $63.0 million of the outstanding note payable to Lucent was forgiven. The Company also paid Lucent the remaining $2.7 million outstanding under the existing terms of the note payable. In addition, GlobeSpan agreed to amend the warrant originally granted to Lucent at the time of Paradyne Partners' acquisition of GlobeSpan to acquire 1,500,000 shares of GlobeSpan by extending the warrant term by three years, which would have expired upon repayment of the seller notes. Additionally, Lucent and the Company agreed that the Company will be Lucent's exclusive provider for certain access products for resale through June 30, 2001.

     The contract renegotiation and resolution has been reflected in the accompanying consolidated financial statements at December 31, 1997 and resulted in a pretax gain of approximately $51.2 million and a contribution of capital by Paradyne Partners of $3.6 million reflecting the estimated fair value of the extension of the GlobeSpan warrant.

                              PARADYNE CORPORATION

                       (IN THOUSANDS, EXCEPT SHARE DATA)

5. INVENTORIES:

     Inventories are summarized as follows:

                                                                DECEMBER 31,
                                                              -----------------
                                                               1997      1998
Raw materials...............................................  $12,691   $11,064
Work-in-process.............................................      569     1,970
Finished goods..............................................    1,561     3,963
                                                              -------   -------
                                                              $14,821   $16,997
                                                              =======   =======

6. PROPERTY, PLANT AND EQUIPMENT:

     Property, plant and equipment consist of the following:

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1997       1998
Leasehold improvements......................................  $ 2,252   $  1,375
Office furniture and fixtures...............................    1,733      2,556
Machinery and equipment.....................................   18,166     22,922
                                                              -------   --------
                                                               22,151     26,853
Less accumulated depreciation...............................   (6,599)   (10,750)
                                                              -------   --------
                                                              $15,552   $ 16,103
                                                              =======   ========

     Depreciation expense amounted to $2,665, $3,584 and $4,630 for the five months ended December 31, 1996 and the years ending December 31, 1997 and 1998, respectively.

7. OTHER ASSETS:

     Other assets consist of the following:

                                                               DECEMBER 31,
                                                              ---------------
                                                               1997     1998
Intangible asset, net of accumulated amortization of $872
  and $1,484, respectively..................................  $1,379   $  766
Notes receivable, interest ranging from 8% to 9.25%.........   1,250      429
Security deposits...........................................     905      831
Other.......................................................     329       38
                                                              ------   ------
                                                              $3,863   $2,064
                                                              ======   ======

8. OTHER CURRENT LIABILITIES:

     Other current liabilities consist of the following:

                                                               DECEMBER 31,
                                                              ---------------
                                                               1997     1998
Accrued professional fees...................................  $2,548   $1,013
Accrued product warranty....................................   1,319    1,682
Accrued taxes...............................................     637      611
Accounts payable to affiliates..............................     354        7
Other.......................................................   1,449    1,750
                                                              ------   ------
                                                              $6,307   $5,063
                                                              ======   ======

                              PARADYNE CORPORATION

                       (IN THOUSANDS, EXCEPT SHARE DATA)

9. INDEBTEDNESS:

     Indebtedness consist of the following:

                                                                DECEMBER 31,
                                                              -----------------
                                                               1997      1998
Revolving credit facility interest at the bank's stated
  reference rate plus 0% to 1% (9.50% and 7.75%,
  respectively at December 31, 1997 and 1998) collateralized by certain assets of the Company, payable monthly,
  maturing January 2000.....................................  $14,943   $16,082
Note payable, interest ranging from 8.5% to 14.5%
  collateralized by the capital stock of the Company,
  interest payable quarterly from March 31, 1998 through
  June 30, 2000, principal payment due August 28, 1998 (Note
  4)........................................................    2,712        --
Capitalized lease obligations, interest ranging from 8.8% to
  9.5%, maturing various dates through July 2000............      529       754
                                                              -------   -------
                                                               18,184    16,836
Less current portion........................................  (17,782)  (16,483)
                                                              -------   -------
                                                              $   402   $   353
                                                              =======   =======

     Scheduled principal repayments on debt for the next five years are as follows: 1999 -- $16,483, 2000 -- $306; 2001 -- $47; 2002 and thereafter -- $0.

  REVOLVING CREDIT FACILITIES

     On July 31, 1996, the Company entered into an agreement (the "Agreement") with a commercial lending institution to provide a revolving credit facility in the amount of $45 million with availability subject to a borrowing base formula. The facility provides for a sub-limit of $5 million for letters of credit, of which none were outstanding at December 31, 1997 or 1998. The Agreement includes a fee ranging from .375% to .50% of the unused line. Certain assets of the Company, including accounts receivable, inventories, equipment and intellectual property rights, are pledged as collateral. The Company is subject to various non-financial covenants under the terms of the Agreement. Effective December 31, 1997 and 1998, the Company was in compliance with or had obtained waivers to the Agreement for such covenants.

     Additionally, the Agreement restricts the Company with respect to making dividends.

     On August 25, 1997, the Company entered into a subordinated revolving credit agreement (the "Credit Agreement") with Paradyne Partners. The Credit Agreement made available $5 million through August 25, 2002. This agreement was amended in October 1998 to make available $10 million. In connection therewith, Paradyne Partners provided a limited continuing guarantee of the Agreement. Borrowings under the Credit Agreement are subordinated to debt under the Agreement and bears interest at 8% per annum. There were no borrowings under this Credit Agreement as of December 31, 1998.

  CAPITAL LEASES

     The Company executed several long-term lease agreements for computer and other equipment. For financial reporting purposes, the leases have been classified as capital leases; accordingly, assets of approximately $1,155 (included in machinery and equipment) and accumulated depreciation of $283 have been recorded at December 31, 1998.

                              PARADYNE CORPORATION

                       (IN THOUSANDS, EXCEPT SHARE DATA)

     Future minimum lease payments for assets under capital leases at December 31, 1998 are as follows:

1999........................................................  $ 480
2000........................................................    294
2001........................................................     48
                                                              -----
Total minimum lease payments................................    822
Less amount representing interest...........................    (68)
                                                              -----
Present value of net minimum lease payments.................    754
Less current portion........................................   (401)
                                                              -----
Long-term capital lease obligations.........................  $ 353
                                                              =====

10. INCOME TAXES:

     The Company files a consolidated federal income tax return. The provision (benefit) for income taxes is as follows:

                                                       FIVE MONTHS
                                                          ENDED           YEARS ENDED
                                                       DECEMBER 31,      DECEMBER 31,
                                                           1996         1997      1998
                                                       ------------    -------   -------
Current:
  Foreign............................................     $  --        $    37   $    38
  Federal............................................       545         (1,429)    6,316
  State..............................................        80           (123)      542
                                                          -----        -------   -------
                                                            625         (1,515)    6,896
                                                          -----        -------   -------
Deferred:
  Foreign............................................        --             --        --
  Federal............................................      (545)         9,041    (7,348)
  State..............................................       (80)           776      (630)
                                                          -----        -------   -------
                                                           (625)         9,817    (7,978)
                                                          -----        -------   -------
Income tax provision.................................     $  --        $ 8,302   $(1,082)
                                                          =====        =======   =======

     Deferred tax assets (liabilities) are comprised of the following:

                                                                 DECEMBER 31,
                                                              ------------------
                                                                1997      1998
Payable for cancellation of indebtedness....................  $(18,658)  $    --
US net operating loss carryforward..........................     6,683        --
Property, plant and equipment...............................    (2,573)   (1,951)
Intangibles.................................................     5,644       117
Foreign net operating loss carryforwards....................     3,352     1,350
Other.......................................................      (288)      620
                                                              --------   -------
                                                                (5,840)      136
Valuation allowance.........................................    (3,352)   (1,350)
                                                              --------   -------
Net deferred tax liability..................................  $ (9,192)  $(1,214)
                                                              ========   =======

     The Company recorded a valuation allowance at December 31, 1997 and 1998 with respect to the foreign net operating losses due to the uncertainty of their ultimate realization.

                              PARADYNE CORPORATION

                       (IN THOUSANDS, EXCEPT SHARE DATA)

     At December 31, 1998, Paradyne Canada had net operating loss carryforwards of approximately $3 million expiring 2003. In the U.K. and Japan, management has decided that operations will no longer be conducted through Paradyne International Ltd. and Paradyne Japan Corporation, and thus, there will be no future benefit related to the NOL carryforwards of Paradyne International Ltd. and Paradyne Japan Corporation. The foreign net operating losses as of December 31, 1998 have been adjusted to reflect the elimination of loss carryforwards related to the exit of these foreign subsidiaries.

     The provision for income taxes differed from the statutory rate as follows:

                                        1996               1997               1998
                                   ---------------    ---------------    ---------------
U.S. Statutory Rate..............  $(3,676)  -34.0%   $10,375    35.0%   $(1,654)  -35.0%
Foreign loss.....................       --     0.0         --     0.0        523    11.0
State taxes......................     (540)   -5.0        746     2.5        (95)   -2.0
Basis adjustments................       --     0.0      1,561     5.3         --     0.0
Other............................      113     1.4       (277)   -1.0        144     3.1
Valuation allowance..............    4,103    37.6     (4,103)  -13.8         --     0.0
                                   -------   -----    -------   -----    -------   -----
Provision for income taxes.......  $    --     0.0%   $ 8,302    28.0%   $(1,082)  -22.9%
                                   =======   =====    =======   =====    =======   =====

11. STOCK OPTION PLAN:

     The Company has a stock option plan whereby the Board of Directors may discretionarily reserve common shares for the purpose of granting to employees, directors and consultants options to purchase common stock. Under the plan, 9,000,000 shares have been reserved related to options available for grant to employees, directors and consultants through December 31, 1998. The options are generally fully vested in four years, and they have a maximum contractual life of 10 years. The Company has granted 9,455,050 options to the Company's employees, directors and consultants of which 8,049,394 options are outstanding as of December 31, 1998.

     In December 1998, the Company issued options to acquire 10,000 shares of the Company's common stock at $2.50 per share with a fair market value of $3.33 per share. Resulting compensation expense of $8 is being amortized ratably over the vesting period.

     Information on stock options is summarized as follows:

                                       1996                  1997                   1998
                                 -----------------   --------------------   --------------------
                                          WEIGHTED               WEIGHTED               WEIGHTED
                                          AVERAGE                AVERAGE                AVERAGE
                                          EXERCISE               EXERCISE               EXERCISE
                                 SHARES    PRICE      SHARES      PRICE      SHARES      PRICE
Outstanding at beginning of
  year.........................     --                      --    $  --     7,767,732    $1.44
Granted........................     --               8,518,250     1.40       936,800     2.50
Exercised......................     --                (184,363)    1.00      (153,082)    1.01
Canceled.......................     --                (566,155)    1.04      (502,056)    1.15
                                                     ---------              ---------
Outstanding at end of year.....     --               7,767,732     1.44     8,049,394     1.59
                                                     ---------              ---------
Exercisable at end of year.....     --               1,899,272     1.40     3,796,620     1.43
                                                     =========              =========

                                         OPTIONS           WEIGHTED AVERAGE       NUMBER OF OPTIONS
         WEIGHTED AVERAGE            OUTSTANDING AT      REMAINING CONTRACTUAL     EXERCISABLE AT
         EXERCISE PRICES            DECEMBER 31, 1998   LIFE OF OPTIONS (YEARS)   DECEMBER 31, 1998
$ 1.00............................      6,159,657                8.13                 3,335,472
  2.50............................      1,139,737                9.61                    86,148
  5.00............................        750,000                8.04                   375,000
                                        ---------                                     ---------
                                        8,049,394                                     3,796,620
                                        =========                                     =========

                              PARADYNE CORPORATION

                       (IN THOUSANDS, EXCEPT SHARE DATA)

     The Company applies APB Opinion No. 25 and related interpretations for accounting for stock options. Accordingly, no compensation costs at the grant dates are recorded for options granted at fair market value. Had compensation cost for the Company's option plans been determined based on the fair value at the grant dates as prescribed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("FAS 123"), the Company's net income and net income per share on a pro forma basis would have been (in thousands, except per share data):

                                                               1997      1998
Net income (loss):
  As reported...............................................  $21,342   $(3,645)
                                                              =======   =======
  Pro forma.................................................  $20,971   $(4,035)
                                                              =======   =======
Net income (loss) per share:
  As reported...............................................  $  0.42   $ (0.07)
                                                              =======   =======
  Pro forma basic...........................................  $  0.41   $ (0.08)
                                                              =======   =======
  Pro forma diluted.........................................  $  0.39   $ (0.08)
                                                              =======   =======

     The preceding pro forma results were calculated with the use of the Black Scholes option pricing model. The following assumptions were used for the years ended December 31, 1997 and 1998: (1) risk-free interest rate of 6.60%; (2) dividend yield of 0.0%; (3) expected life of 5.0 years; and (4) volatility of 0.0001%.

12. COMMITMENTS AND CONTINGENCIES:

  OPERATING LEASES

     The Company is obligated under noncancelable operating leases for office and warehouse equipment and facilities. The leases expire at various dates through 2007. Rent expense for the years ended December 31, 1997 and 1998 approximated $2,961 and $3,942, respectively. Minimum required future lease payments under noncancelable operating leases are as follows:

1999........................................................  $ 4,182
2000........................................................    3,921
2001........................................................    3,817
2002........................................................    3,968
2003 and thereafter.........................................   16,370

     The Company leases facilities in Red Bank, NJ and subleases this space to GlobeSpan under a non-cancelable operating lease. Future minimum lease payment receivables under the leasing agreement as of December 31, 1999 are as follows:
1999 -- $934; 2000 -- $934; 2001 -- $955; 2002 -- $352; 2003 and $0 thereafter
(see Note 14).

  SALE/LEASEBACK

     In June 1997, the Company sold all of its land and the improvements thereon at its Largo, Florida facility at approximately net book value, and at the same time leased back two of the buildings. The primary term of the lease is for 10 years with annual rents approximating $1,796 for the first five years and $2,145 for the remaining five years. If the buildings are sold within three years of acquisition, the primary lease term will be 12 years. The Company has the option to renew the lease for two additional five year terms on the same conditions as the current lease. The Company is responsible for paying for any necessary improvements to the property and is responsible for its proportionate share of most operating costs and taxes on the property.

                              PARADYNE CORPORATION

                       (IN THOUSANDS, EXCEPT SHARE DATA)

  SALE OF INSTALLMENT RECEIVABLES

     At December 31, 1998, sales-type lease receivables sold to AT&T Capital Corporation with recourse were $886. The ultimate responsibility for the collection of these receivables is with Paradyne Credit Corp., a related party.

13. EMPLOYEE BENEFITS:

     The Company has a 401(k) plan covering substantially all employees of the Company. Benefits vest based on number of years of service. The Company's policy is to match two-thirds of an employee's contributions, up to six percent of an employee's annual salary. Additionally, the Board of Directors may grant discretionary contributions. Contributions to the plan were approximately $1,063, $2,415 and $2,429 for the five months ended December 31, 1996 and the years ended December 31, 1997 and 1998, respectively.

14. RELATED PARTY TRANSACTIONS:

     On December 30, 1996, the Company purchased certain installment and affiliate receivables in the amount of $14,026 from Paradyne Credit Corp. ("PCC"), a subsidiary of Paradyne Partners, in exchange for a note payable of $13,735. A deferred gain of $291 is included in other current liabilities at December 31, 1997. The note bore an interest rate of 9.25% and matured December 30, 1997. The Accounts Receivable Purchase and Servicing Agreement allowed the Company to require PCC to repurchase the receivables prior to the due date of the note. On January 3, 1997, the Company sold the receivables back to PCC in exchange for cancellation of the note payable.

     Notes payable to affiliate were owed to Paradyne Partners. As further discussed in Note 9, the Company executed a revolving subordinated credit agreement with Paradyne Partners in fiscal 1997. The Company recorded interest expense of approximately $267, $421 and $305 related to these notes during the five months ended December 31, 1996 and the years ended December 31, 1997 and 1998, respectively.

     The Company provides operating, management and other administrative services for certain subsidiaries of Paradyne Partners. Total charges to these entities were approximately $432 for the five months ended December 31, 1996 and $1,055 and $1,411 for the years ended December 31, 1997 and 1998, respectively. This amount is recorded as a reduction of general and administrative expenses.

     PCC had an option to acquire all used equipment owned by the Company and its subsidiaries for which the original lease had expired or terminated. Additionally, the option allowed PCC to purchase all used equipment which had been returned from sales to customers or consignment activities. The exercise price of the option was equivalent to one month's rental revenue from the related equipment. Purchases of such equipment totaled $115, $81 and $0 for the five months ended December 31, 1996 and the years ended December 31, 1997 and 1998, respectively. In 1997, the Company sold all equipment under leases, as well as the related lease streams, to PCC in exchange for approximately $3,500. As a result of this sale, the option is no longer valid.

     In connection with this sale of equipment and related lease streams to PCC in 1997, the Company entered into an agreement to allow PCC to purchase equipment manufactured or sold by the Company at prices substantially equal to those received by the Company through normal selling channels. Purchases under this agreement totaled $181 and $317 for the years ended December 31, 1997 and 1998, respectively. Additionally, this agreement provides for the Company to purchase from PCC equipment that has been returned to PCC at the end of the lease. These purchases are on terms no more favorable to the Company than would be obtained in a comparable arm's length transaction. Payments made for purchases of such equipment totaled $0 and $141 for and the years ended December 31, 1997 and 1998, respectively.

     The Company entered into a license agreement with GlobeSpan for the use of certain technologies. Total royalty expense related to the use of these technologies was approximately $235 for the five months ended

                              PARADYNE CORPORATION

                       (IN THOUSANDS, EXCEPT SHARE DATA)

December 31, 1996 and $0 for each of the years ended December 31, 1997 and 1998. This amount has been included in equipment cost of sales. In November 1996, the Company entered into a Cooperative Development Agreement with GlobeSpan. Under this agreement, the Company was granted an unrestricted license to use GlobeSpan's technical information and patents. Additionally, the agreement provided for the Company to purchase GlobeSpan chip sets at prices not to exceed cost plus 15%. The Company purchased goods approximating $0, $373 and $962 during the period ended December 31, 1996 and the years ended December 31 1997 and 1998, respectively, under this agreement. Effective July 1998, the Company revised its pricing arrangement with GlobeSpan such that GlobeSpan sold products to the Company at preferential prices. In exchange, GlobeSpan agreed to pay a 1.25% royalty based on net revenues up to an aggregate amount of $1.5 million. The Company recorded $381 of royalty revenue related to the agreement during the year ended December 31, 1998 (see Note 15).

     Beginning in August 1996, GlobeSpan participates in a 401K plan which is maintained by the Company. Contributions paid by the Company on behalf of GlobeSpan approximated $45, $242 and $348 for the five months ended December 31, 1996 and the years ended December 31, 1997 and 1998, respectively. GlobeSpan has reimbursed the Company for all payments made on their behalf.

     In 1996 and 1997, the Company provided the use of certain assets to Globespan related to their research activities without material fee. Depreciation of $106 in 1996 and $244 in 1997 related to those assets has been excluded from the results of operations and reflected as a distribution of equity to a related party. Those assets were subsequently sold to Globespan. The Company sold fixed assets to GlobeSpan for approximately $350 in fiscal year 1997 and $1,442 in fiscal 1998. These assets were transferred at their approximate net book values since the transaction involved entities under common control.

     In 1997, the Company received $194 from GlobeSpan as reimbursement for purchases of product from a supplier on behalf of GlobeSpan. In December 1997 and September 1998, the Company sold to GlobeSpan certain chip sets which it held in its inventory in the amounts of $98 and $29, respectively. GlobeSpan purchased these chip sets for resale to other customers.

     In December 1998, the Company subleased additional office space to GlobeSpan (see Note 12). In connection therewith, GlobeSpan reimbursed approximately $392 of the Company's moving expenses.

15. SUBSEQUENT EVENTS:

     In March 1999, the Company and GlobeSpan agreed to terminate the Cooperative Development Agreement ("Termination Agreement") effective December 31, 1998 (see Note 14). In connection with such termination agreement, GlobeSpan agreed to pay the Company an aggregate of $1.5 million. Of this amount, approximately $300 was received in 1998 and is included in other income. The remaining $1.2 million is expected to be received in 1999. In addition, GlobeSpan and the Company as part of the Termination Agreement affirmed that the earlier technology license provisions of the Cooperative Development Agreement were never implemented. In conjunction with the signing of the Termination Agreement, GlobeSpan and the Company also entered into a four-year Supply Agreement which gave the Company preferential pricing and other terms in connection with the sale by GlobeSpan of products to the Company. In addition, under the terms of the Supply Agreement, GlobeSpan is required to honor the Company's orders for GlobeSpan's products in quantities at least consistent with the Company's past ordering practices and must afford the Company at least the same priority for the Company's orders as GlobeSpan affords its other similarly situated customers. GlobeSpan also granted the Company a standard customer immunity under GlobeSpan's intellectual property rights with respect to any of the Company's products which incorporate GlobeSpan's products.

     In March 1999, the Company voluntarily reduced the revolving credit facility to $35 million.

                              PARADYNE CORPORATION

                       (IN THOUSANDS, EXCEPT SHARE DATA)

     Paradyne Partners' continuing guaranty under the Credit Agreement was canceled in March 1999 (see Note 9).

     Effective February 25, 1999, Paradyne Partners was renamed Communication Partners, L.P.

16. SUBSEQUENT EVENT (UNAUDITED):

     On May   , 1999, the Company and PAC effected a merger of the Company with and into PAC in which each outstanding share of PAC was converted into one share of the Company, and each outstanding option to acquire common stock of PAC was converted into an option to acquire common stock of the Company and the outstanding capital stock of the Company immediately prior to the merger was canceled.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Paradyne Corporation

In our opinion, the accompanying consolidated statements of operations and of cash flows present fairly, in all material respects, the results of its operations and its cash flows for the period from January 1, 1996 through July 31, 1996 of Paradyne Predecessor Business and its subsidiaries (a carve-out business of AT&T Paradyne Corporation which was a wholly-owned subsidiary of Lucent Technologies Inc. and predecessor entity to Paradyne Corporation), in conformity with generally accepted accounting principles. These financial statements are the responsibility of AT&T Paradyne's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Tampa, Florida
November 23, 1998

                         PARADYNE PREDECESSOR BUSINESS
              (A CARVE-OUT BUSINESS OF AT&T PARADYNE CORPORATION)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                 SEVEN
                                                                 MONTHS
                                                                 ENDED
                                                                JULY 31,
                                                                  1996
Revenues:
  Equipment sales...........................................    $128,099
  Service revenues..........................................       1,975
  Royalty revenues..........................................         464
                                                                --------
          Total revenues....................................     130,538
Cost of sales:
  Equipment costs...........................................      73,208
  Service costs.............................................       1,803
                                                                --------
Gross margin................................................      55,527
                                                                --------
Operating expenses:
  Research and development expenses.........................      28,019
  Selling, general and administrative expenses..............      42,928
                                                                --------
          Total operating expenses..........................      70,947
                                                                --------
Operating loss..............................................     (15,420)
Other (income) expenses:
  Interest..................................................         200
  Other, net................................................      (2,074)
                                                                --------
Loss before interest and income taxes.......................     (13,546)
Income tax provision........................................         184
                                                                --------
Net loss....................................................    $(13,730)
                                                                ========

               The accompanying Notes to Financial Statements are
                an integral part of these financial statements.

                         PARADYNE PREDECESSOR BUSINESS
              (A CARVE-OUT BUSINESS OF AT&T PARADYNE CORPORATION)

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 SEVEN
                                                                 MONTHS
                                                                 ENDED
                                                                JULY 31,
                                                                  1996
                                                              ------------
Cash flows provided by (used in) operating activities:
  Net loss..................................................    $(13,730)
  Adjustments to reconcile net loss to cash used in
     operating activities:
     Amortization and depreciation..........................       6,108
  Decrease in assets:
     Accounts receivable....................................      24,735
     Inventories............................................         202
     Prepaid expenses and other.............................         495
     Other long-term assets.................................       1,057
  Increase (decrease) in liabilities:
     Accounts payable.......................................       6,641
     Accrued expenses.......................................     (13,922)
     Other current liabilities..............................     (11,069)
     Income taxes...........................................       2,267
     Other long-term liabilities............................        (250)
                                                                --------
          Net cash provided by operating activities.........       2,534
                                                                --------
Cash flows used in investing activities:
  Capital expenditures......................................      (6,596)
                                                                --------
Cash flows provided by financing activities:
  Advances from parent......................................       6,454
                                                                --------
Effect of foreign exchange rate changes on cash.............         231
                                                                --------
Net increase in cash and cash equivalents...................       2,623
Cash and cash equivalents at beginning period...............       3,094
                                                                --------
Cash and cash equivalents at end of period..................    $  5,717
                                                                ========

               The accompanying Notes to Financial Statements are
                an integral part of these financial statements.

                         PARADYNE PREDECESSOR BUSINESS
              (A CARVE-OUT BUSINESS OF AT&T PARADYNE CORPORATION)

                         NOTES TO FINANCIAL STATEMENTS
                                 (IN THOUSANDS)

1. BASIS OF PRESENTATION:

     Pursuant to a Purchase Agreement dated June 18, 1996 (the "Purchase Agreement"), Paradyne Partners, L.P. ("Paradyne Partners") acquired certain assets and operations of AT&T Paradyne Corporation from Lucent Technologies Inc. ("Lucent") for cash and seller notes totaling $146 million. This transaction was consummated through five direct and indirect subsidiaries of Paradyne Partners which included Paradyne Acquisition Corp. ("PAC") and its wholly-owned subsidiary, Paradyne Corporation and its subsidiaries (the "Company"). The Company acquired certain net assets of AT&T Paradyne Corporation relating to the manufacturing, marketing and research activities for data communications and networking products for commercial end users and network service providers and also entered into a product distribution agreement with Lucent.

     The accompanying financial statements include the accounts of Paradyne Predecessor Business (a carve-out business of AT&T Paradyne Corporation), which were acquired by the Company, on a carved-out basis as if it had been an independent reporting entity for the period presented. See discussion of related party transactions in Note 4.

     The Company designs, manufactures and markets data communications and networking products for commercial end users and network service providers. The Company's products enable commercial end users to efficiently access wide area network services and allow network service providers to provide customers with high-speed services for data, voice, video and multimedia applications.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     The significant accounting principles and practices used in the preparation of the accompanying financial statements are summarized below:

  PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the net assets and the results of operations acquired from AT&T Paradyne Corporation and its wholly-owned subsidiaries: Paradyne Canada Ltd.; Paradyne Japan Corporation; Paradyne International Ltd.; Paradyne Worldwide Corp. (formerly Paradyne Far East Corporation); Ark Electronic Products Inc.; and Paradyne GmbH. Intercompany accounts and transactions have been eliminated in consolidation.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods presented. Actual results could differ from those estimates. The markets for Paradyne Predecessor Business' products are characterized by intense competition, rapid technological development and frequent new product introductions, all of which could impact the future value of Paradyne Predecessor Business' inventory and certain other assets.

  REVENUE RECOGNITION

     Revenue from equipment sales is generally recognized at the date of shipment and revenue from services is recognized when the services are performed and all substantial contractual obligations have been satisfied. See discussion of product warranty below.

                         PARADYNE PREDECESSOR BUSINESS
              (A CARVE-OUT BUSINESS OF AT&T PARADYNE CORPORATION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                 (IN THOUSANDS)

  CASH AND CASH EQUIVALENTS

     Paradyne Predecessor Business considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

     Expenditures for renewals and improvements that significantly add to productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to operations when incurred. When assets are sold or retired, the cost of the asset and the related accumulated depreciation are eliminated from the accounts and any gain or loss is recognized at such time.

  RESEARCH AND DEVELOPMENT COSTS

     Research and development costs are expensed as incurred.

  PRODUCT WARRANTY

     Paradyne Predecessor Business generally provided a return to factory warranty for a period of two years from the date of sale. A current charge to income is recorded at the time of sale to reflect the amount it estimates will be needed to cover future warranty obligations for products sold during the year.

  INCOME TAXES

     Paradyne Predecessor Business joined with AT&T Paradyne Corporation in filing state income tax returns (and with Lucent in cases where consolidated state income tax returns were filed), and with Lucent, AT&T Paradyne Corporation's parent, in filing consolidated Federal income tax returns.

     The tax provision of $184 reflected in the accompanying statement of operations relates to the foreign tax obligations of AT&T Paradyne's foreign subsidiaries.

  CONCENTRATION OF CREDIT RISK

     Paradyne Predecessor Business sells products to value added distributors and other customers and extends credit based on an evaluation of the customer's financial condition, generally without requiring collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. Paradyne Predecessor Business monitors its exposure for credit losses and maintains allowances for anticipated losses. Accounts receivable from one customer was approximately $3,842 (15%) of total accounts receivable at July 31, 1996. Sales to two customers were approximately $35,290 (25%) and $16,580 (12%) of total revenues for the seven months ended July 31, 1996.

     Purchases from two vendors were approximately $15,009 (25%) and $7,836 (13%) of total inventory purchases for the seven months ended July 31, 1996.

  FOREIGN CURRENCY

     The local currency is the functional currency of each of the foreign subsidiaries. Assets and liabilities of Paradyne Predecessor Business' foreign subsidiaries are translated using fiscal year-end exchange rates, and revenue and expenses are translated using average exchange rate prevailing during the year. Included in other income are realized foreign currency exchange losses of $656 for the seven months ended July 31, 1996.

                         PARADYNE PREDECESSOR BUSINESS
              (A CARVE-OUT BUSINESS OF AT&T PARADYNE CORPORATION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                 (IN THOUSANDS)

3. COMMITMENTS AND CONTINGENCIES:

     Paradyne Predecessor Business is obligated under non-cancelable operating leases for office and warehouse equipment and facilities. The leases expire at various dates through 2002. Rent expense for the seven months ended July 31, 1996 approximated $1,519. Minimum required future lease payments under non-cancelable operating leases are as follows:

1997........................................................  $908
1998........................................................   763
1999........................................................   768
2000........................................................   760
2001 and thereafter.........................................   987

4. RELATED PARTY TRANSACTIONS:

     Sales to Lucent Technologies and AT&T Paradyne Corporation were $16,580 and $35,290, respectively. Inventory purchases from Lucent Technologies totaled $5,547.

     Paradyne Predecessor Business made payments to Lucent to participate in Lucent's pension, 401(k), and other post employment benefit (mainly health) and retirement plans in the amounts of $2,933, $1,146, and $910, respectively.

     Contract services for various administrative and sales support functions were provided by Lucent to Paradyne Predecessor Business. The total contract expenses charged to AT&T Paradyne for the period were $2,696, which was included in operating expenses. Management believes that such amounts are reasonable and include all significant costs incurred to support this company.

     During the seven months ended July 31, 1996, AT&T Paradyne recorded approximately $146 in interest expense related to outstanding intercompany advances from Lucent Technologies.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

               , 1999
                                     [LOGO]

                                      SHARES OF COMMON STOCK

                          ---------------------------

                                   PROSPECTUS

                          ---------------------------

                          DONALDSON, LUFKIN & JENRETTE

                         BANCBOSTON ROBERTSON STEPHENS

                             DAIN RAUSCHER WESSELS
                    A DIVISION OF DAIN RAUSCHER INCORPORATED

                        RAYMOND JAMES & ASSOCIATES, INC.

                           -------------------------

                                 DLJDIRECT INC.

--------------------------------------------------------------------------------

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to maters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made pursuant to this prospectus after the date of this prospectus shall create an implication that the information contained in this prospectus or the affairs of Paradyne have not changed since the date of this prospectus.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Until             , 1999 (25 days after the date of this prospectus), all
dealers that effect transactions in these shares of common stock may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all expenses payable by the Registrant in connection with the sale of the common stock being registered. All of the amounts shown are estimates, except for the SEC registration fee, the NASD filing fee and the Nasdaq National Market application fee.

                                                              AMOUNT TO
                                                                 BE
                                                                PAID
Registration fee............................................
NASD filing fee.............................................
Nasdaq Stock Market Listing Application fee.................
Blue sky qualification fees and expenses....................
Printing and engraving expenses.............................
Legal fees and expenses.....................................
Accounting fees and expenses................................
Transfer agent and registrar fees...........................
Miscellaneous...............................................
          Total.............................................

ITEM 14.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Under Section 145 of the Delaware General Corporation Law, the Registrant has broad powers to indemnify its Directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act.

     The Registrant's Certificate of Incorporation and Bylaws include provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by
Section 102(b)(7) of the General Corporation Law of Delaware (the "Delaware Law") and (ii) require the Registrant to indemnify its Directors and officers to the fullest extent permitted by Section 145 of the Delaware Law, including circumstances in which indemnification is otherwise discretionary. Pursuant to
Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Registrant believes that these provisions are necessary to attract and retain qualified persons as Directors and officers. These provisions do not eliminate the Directors' duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware Law. In addition, each Director will continue to be subject to liability for breach of the Director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the Director believes to be contrary to the best interests of the Registrant or its stockholders, for any transaction from which the Director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the Director's duty to the Registrant or its stockholders when the Director was aware or should have been aware of a risk of serious injury to the Registrant or its stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the Director's duty to the Registrant or its stockholders, for improper transactions between the Director and the Registrant and for improper distributions to stockholders and loans to Directors and officers. The provision also does not affect a Director's responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

     At present, there is no pending litigation or proceeding involving a Director or officer of the Registrant as to which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or Director.

     The Registrant has an insurance policy covering the officers and Directors of the Registrant with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Since June 14, 1996, Registrant has issued and sold the following
securities, which numbers do not reflect the                split to be effected
prior to this offering:

          (1) On June 14, 1996, Registrant issued 1,000 shares (not accounting for the 17,000 for 1 split effected on January 7, 1997 or the 3 for 1 split effected on April 24, 1997) in a private placement of its common stock at a purchase price of $1.00 per share, for cash in the aggregate amount of $1,000, to Communication Partners, L.P. pursuant to the divestiture of Paradyne.

          (2) As of March 31, 1999, Registrant has sold and issued 1,516,463 shares of its common stock to employees, officers and directors pursuant to direct issuances and exercises of options under its 1996 Equity Incentive Plan.

     The sale of the above securities was deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or transactions pursuant to compensation benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (A) Exhibits.

EXHIBIT
NUMBER                           DESCRIPTION OF DOCUMENT
  1.1*    --   Form of Underwriting Agreement.
  3.1*    --   Certificate of Incorporation.
  3.2*    --   Bylaws.
  3.3*    --   Merger Agreement.
  4.1     --   Reference is made to Exhibits 3.1, 3.2 and 3.3.
  4.2*    --   Specimen Stock Certificate.
  5.1*    --   Opinion of Cooley Godward LLP.
 10.1*    --   1996 Equity Incentive Plan.
 10.2*    --   Form of Stock Option Agreement pursuant to the 1996 Equity
               Incentive Plan.
 10.3*    --   Form of Early Exercise Stock Purchase Agreement.
 10.4*    --   1999 Employee Stock Purchase Plan and related offering
               documents.
 10.5*    --   1999 Non-Employee Director's Stock Option Plan.
 10.6     --   Loan and Security Agreement between Paradyne and Bank of
               America NT&SA, dated July 31, 1996.
 10.7     --   Amended and Restated Subordinated Revolving Promissory Note
               between Paradyne and Paradyne Partners, L.P., dated October
               16, 1998.
 10.8     --   Lease Agreement between Paradyne and Shav Associates, dated
               October 8, 1996.
 10.9*    --   Sublease Agreement between Paradyne and GlobeSpan, dated
               December 10, 1997.
 10.10*   --   Amendment to Sublease Agreement between Paradyne and
               GlobeSpan, dated January 1, 1999.
 10.11    --   Lease Agreement between Paradyne and Townsend Property Trust
               Lease, dated June 27, 1997.

EXHIBIT
NUMBER                           DESCRIPTION OF DOCUMENT
 10.12    --   Key Employee Agreement between Paradyne and Thomas Epley,
               dated August 1, 1997.
 10.13    --   Employment Agreement between Paradyne and Andrew May, dated
               December 3, 1996.
 10.14    --   Key Employee Agreement between Paradyne and Patrick Murphy, dated August 1, 1996.
 10.15    --   Key Employee Agreement between Paradyne and James Slattery, dated August 1, 1996.
 10.16*   --   Indemnification Agreement between Paradyne and William
               Stensrud, dated November 6, 1996.
 10.17*   --   Supply Agreement between Paradyne and Lucent, dated July 31,
               1996.
 10.18*   --   Exclusivity and Amendment Agreement between Paradyne,
               Lucent, and GlobeSpan, dated August 8, 1998.
 10.19*   --   Noncompetition Agreement between Paradyne, Lucent, and
               GlobeSpan, dated July 31, 1996.
 10.20*   --   Trademark and Patent Agreement between Paradyne, Lucent, and
               GlobeSpan, dated July 31, 1996.
 10.21*   --   Amended and Restated Intercompany Services Agreement between
               Paradyne and RentalCo., dated August 29, 1997.
 10.22*   --   Tax Matters Agreement between Paradyne, Lucent, and
               GlobeSpan, dated July 31, 1996.
 10.23*   --   Intellectual Property Agreement between Paradyne, Lucent,
               and GlobeSpan, dated July 31, 1996.
 10.24*   --   Purchase Agreement between Paradyne, Lucent, GlobeSpan,
               RentCo. And LeaseCo. Dated June 18, 1996.
 10.25*   --   Supply Agreement between Paradyne and GlobeSpan, dated March
               16, 1999.
 10.26*   --   Termination Agreement between Paradyne and GlobeSpan, dated
               March 16, 1999.
 10.27*   --   OEM Agreement between Paradyne and Xylan, dated March 16,
               1999.
 10.28*   --   Distribution Agreement between Paradyne and Tech Data, dated
               September 21, 1993.
 10.29*   --   OEM Agreement between Paradyne and Premisys, dated December
               4, 1992.
 23.1     --   Consent of Independent Accountants.
 23.2*    --   Consent of Counsel. Reference is made to Exhibit 5.1.
 24.1     --   Power of Attorney (see page II-5).
 27.1     --   Financial Data Schedule for EDGAR Filing.

------------------------------

* To be filed by amendment.

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 14 or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes:

          (1) That, for purposes of determining any liability under the Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) That, for purposes of determining any liability under the Act each post-effective amendment that contains a form prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, County of Fulton, State of Georgia, on April 14, 1999.

                                          By:            ANDREW S. MAY
                                            ------------------------------------
                                                       Andrew S. May
                                                       President and
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Andrew S. May, Patrick M. Murphy and James L. Slattery and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) to this Registration Statement and any subsequent registration statement filed by the registrant pursuant to Rule 462(b) of the Securities Act of 1933, as amended, which relates to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                TITLE                    DATE

                    ANDREW S. MAY                      President, Chief                April 14, 1999
-----------------------------------------------------  Executive Officer, and
                    Andrew S. May                      Director (Principal
                                                       Executive Officer)

                  PATRICK M. MURPHY                    Senior Vice President,          April 14, 1999
-----------------------------------------------------  Chief Financial
                  Patrick M. Murphy                    Officer, and Treasurer
                                                       (Principal Financial
                                                       and Accounting
                                                       Officer)

                   THOMAS E. EPLEY                     Chairman of the Board           April 14, 1999
-----------------------------------------------------
                   Thomas E. Epley

                  DAVID M. STANTON                     Director                        April 14, 1999
-----------------------------------------------------
                  David M. Stanton

                 WILLIAM R. STENSRUD                   Director                        April 14, 1999
-----------------------------------------------------
                 William R. Stensrud

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                           DESCRIPTION OF DOCUMENT
  1.1*    --   Form of Underwriting Agreement.
  3.1*    --   Certificate of Incorporation.
  3.2*    --   Bylaws.
  3.3*    --   Merger Agreement.
  4.1     --   Reference is made to Exhibits 3.1, 3.2 and 3.3.
  4.2*    --   Specimen Stock Certificate.
  5.1*    --   Opinion of Cooley Godward LLP.
 10.1*    --   1996 Amended and Restated Equity Incentive Plan.
 10.2*    --   Form of Stock Option Agreement pursuant to the 1996 Amended
               & Restated Equity Incentive Plan.
 10.3*    --   Form of Early Exercise Stock Purchase Agreement.
 10.4*    --   1999 Employee Stock Purchase Plan and related offering
               documents.
 10.5*    --   1999 Non-Employee Director's Stock Option Plan.
 10.6     --   Loan and Security Agreement between Paradyne and Bank of
               America NT&SA, dated July 31, 1996.
 10.7     --   Amended and Restated Subordinated Revolving Promissory Note
               between Paradyne and Paradyne Partners, L.P., dated October
               16, 1998.
 10.8     --   Lease Agreement between Paradyne and Shav Associates, dated
               October 8, 1996.
 10.9*    --   Sublease Agreement between Paradyne and GlobeSpan, dated
               December 10, 1997.
 10.10*   --   Amendment to Sublease Agreement between Paradyne and
               GlobeSpan, dated January 1, 1999.
 10.11    --   Lease Agreement between Paradyne and Townsend Property Trust
               Lease, dated June 27, 1997.
 10.12    --   Key Employee Agreement between Paradyne and Thomas Epley,
               dated August 1, 1997.
 10.13    --   Employment Agreement between Paradyne and Andrew May, dated
               December 3, 1996.
 10.14    --   Key Employee Agreement between Paradyne and Patrick Murphy, dated August 1, 1996.
 10.15    --   Key Employee Agreement between Paradyne and James Slattery, dated August 1, 1996.
 10.16*   --   Indemnification Agreement between Paradyne and William
               Stensrud, dated November 6, 1996.
 10.17*   --   Supply Agreement between Paradyne and Lucent, dated July 31,
               1996.
 10.18*   --   Exclusivity and Amendment Agreement between Paradyne,
               Lucent, and GlobeSpan, dated August 8, 1998.
 10.19*   --   Noncompetition Agreement between Paradyne, Lucent, and
               GlobeSpan, dated July 31, 1996.
 10.20*   --   Trademark and Patent Agreement between Paradyne, Lucent, and
               GlobeSpan, dated July 31, 1996.
 10.21*   --   Amended and Restated Intercompany Services Agreement between
               Paradyne and RentalCo., dated August 29, 1997.
 10.22*   --   Tax Matters Agreement between Paradyne, Lucent, and
               GlobeSpan, dated July 31, 1996.
 10.23*   --   Intellectual Property Agreement between Paradyne, Lucent,
               and GlobeSpan, dated July 31, 1996.
 10.24*   --   Purchase Agreement between Paradyne, Lucent, GlobeSpan,
               RentCo. And LeaseCo. Dated June 18, 1996.
 10.25*   --   Supply Agreement between Paradyne and GlobeSpan, dated March
               16, 1999.
 10.26*   --   Termination Agreement between Paradyne and GlobeSpan, dated
               March 16, 1999.
 10.27*   --   OEM Agreement between Paradyne and Xylan, dated March 16,
               1999.
 10.28*   --   Distribution Agreement between Paradyne and Tech Data, dated
               September 21, 1993.
 10.29*   --   OEM Agreement between Paradyne and Premisys, dated December
               4, 1992.
 23.1     --   Consent of Independent Accountants.
 23.2*    --   Consent of Counsel. Reference is made to Exhibit 5.1.
 24.1     --   Power of Attorney (see page II-5).
 27.1     --   Financial Data Schedule for EDGAR Filing.

------------------------------

* To be filed by amendment.